Notice of Annual Meeting, Management Proxy Circular
and 2012 Annual Report

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2013 Annual Meeting (the "Meeting") will be held at 9000 Glenlyon Parkway, Burnaby, British Columbia, on Tuesday, June 4, 2013 at 1:00 p.m. (Pacific Daylight Time) for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2012 and the report of our auditors thereon;

2.	To elect our directors for the ensuing year;

3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting the Corporation’s approach to executive compensation;

5.

To consider and, if deemed appropriate, adopt, with or without variation, a special resolution approving an amendment to the Corporation’s articles of incorporation to consolidate its issued and outstanding Shares on the basis of a ratio within the range of one post-consolidation Share for every three pre-consolidation Shares to one post-consolidation Share for every seven pre-consolidation Shares, with the ratio to be selected and implemented by the Board of Directors in its sole discretion, if at all, at any time prior to June 4, 2014;

6.	to consider and, if deemed appropriate, adopt, with or without variation, an ordinary resolution approving, ratifying and confirming By-law Number 2 of the Corporation; and

7.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting and our 2012 Annual Report are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice, so that it is received by Computershare Investor Services Inc. no later than 1:00 p.m. (Eastern Daylight Time) on Friday, May 31, 2013.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, April 10, 2013.

BY ORDER OF THE BOARD

/s/ Kerry Hillier

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

i

TABLE OF CONTENTS

Notice of Annual Meeting	i
Letter from Ian A. Bourne, Chair of the Board	3
Letter from John W. Sheridan, President and Chief Executive Officer	5
Management Proxy Circular	10
Matters to be Voted Upon	10
Election Of Directors	10
Appointment Of Auditors	13
Advisory Vote on Approach to Executive Compensation	14
Proposed Share Consolidation	14
Adoption of By-Law Number 2	17
Voting Information	18
Corporate Governance	19
Executive Compensation	25
Performance Graph	34
Executive Compensation Tables	34
Incentive Plan Awards	38
Pension Plan Benefits	40
Termination and Change of Control Benefits	40
Director Compensation	43
Securities Authorized for Issuance Under Equity Compensation Plans	45
Interest of Informed Persons in Material Transactions	46
Indebtedness of Directors and Executive Officers	46
Directors’ and Officers’ Liability Insurance	46
Additional Information	46
Proposals	46
Approval by the Board	47
Defined Terms	48
Appendix "A" Resolution to Approve Share Consolidation	A-1
Appendix "B" By-Law No. 2 Advance Notice By-Law	B-1
Appendix "C" Board Mandate	C-1
Appendix "D" Description of Option Plan	D-1
Appendix "E" Description of SDP	E-1
Financial Information	F-1

This document contains forward-looking statements concerning: revenue estimates; market growth projections; operating expenses; cost savings; adjusted EBIDTA; product cost reductions and product shipments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

ii

Letter from IAN A. BOURNE
Chair of the Board

Fellow Shareholders:

     2012 proved a challenging year for our Company. The fuel cell industry, and indeed the entire clean technology sector, felt the continuing effects of the difficult global economy and reduced financial capacity for governments to support clean energy technologies.

     Despite the proven functional, economic and environmental benefits of fuel cell products, the rate of market adoption continued more slowly than we had expected. To date the fuel cell industry has captured only a small portion of the energy market.

     While the ‘tipping point’ to high volume commercialization did not occur in 2012, I believe this market will develop and that Ballard is well placed to capitalize as a leader in clean energy fuel cell products. Your Board of Directors remains fully committed and actively engaged with Ballard’s Management in this journey to successful fuel cell commercialization.

     We continue to re-assess our strategies and further focus our resources in response to market developments – both positive and negative. Working with Ballard Management in 2012 led to the key decisions to monetize our Material Products division and acquire methanol-fueled backup power system assets from IdaTech.

     The Board continues to be impressed by our Ballard employees. Beyond the technical expertise, fundamental know how and innovation leadership that has been recognized for many years, the Ballard work force demonstrated impressive resolve and resiliency in stepping up to the challenges encountered in 2012. As I’ve been proud to do in previous annual letters, I direct you to look at the table on page 9, showing the employees who were the Awards of Excellence winners for last year.

     2012 was a time of significant change for your Board of Directors. Carol Stephenson and Doug Hayhurst were elected to the Board at our Annual Shareholders Meeting in June, and have both been fully engaged and made numerous contributions since their elections. In August, we were all greatly saddened with the passing of our colleague and friend, David Smith. David had been a long serving Director and Chair of our Corporate Governance Committee. We continue to miss David and his experience and insights.

     Looking forward to the 2013 Annual Shareholders Meeting, CS Park has indicated his decision to not stand for re-election for the Ballard Board of Directors after six years of dedicated service. On behalf of the Board and the shareholders, I would like to thank CS for his valued service as a Director and member of several Board Committees, since 2007. We have nominated Ian Sutcliffe as a new Director. After a review of the skills and qualities we think are necessary, we concluded he would be an excellent fit. We continue to believe a small, committed and focused Board is the best way to combine our oversight responsibilities with business experience and mentorship.

     On behalf of the full Board, I would also like to thank shareholders – as well as dedicated Ballard employees – for your commitment and support of Ballard as we grow this company to its full potential.

/s/ Ian A. Bourne

Ian A. Bourne
Chair of the Board of Directors

Letter from JOHN W. SHERIDAN President and Chief Executive Officer

     2012 – Taking Action to Sharpen Our Commercial Focus

     As we were reminded in 2012, the commercialization of fuel cell technology is a daunting journey, with significant headwinds along the way. 2012 presented challenges to revenue growth, with the volatile economy and shifting government policy decisions. More specifically, we had two major misses in the 2012 Ballard revenue plan – in the Material Products division and in Fuel Cell Buses. Material Products was impacted by a softening in customer demand and Bus revenue was impacted by the decision of Sao Paulo Transit to not proceed with its Letter of Intent for fuel cell bus deployments. As such, we fell short of our revenue and EBITDA goals for 2012 – a major disappointment and frustration to the Ballard Management Team.

     As we have done in the past, we responded to these setbacks with decisive action on several key fronts, to ensure that we keep sharpening our commercial focus, to strengthen the performance trajectory of our Company going forward:

  We decided to reduce our resource commitment to the ‘development stage’ markets of Bus and Distributed Generation (which both require government support);

  In so doing, we heightened our focus on ‘commercial stage’ markets of Telecom Backup Power and Material Handling;

  We extended our Telecom Backup Power product portfolio through the acquisition of methanol-fueled systems and methanol fuel reforming technology from IdaTech;

  We increased our activities in Engineering Services, working with lead customers on high margin programs to develop new fuel cell applications, with a particular focus on automotive development opportunities with the expiration of the automotive non-compete restrictions in January 2013;

  We implemented numerous initiatives to reduce the cash operating cost base, including organizational streamlining and incentive compensation plan restructuring, to enable profitability at a lower level of revenue; and

  We decided to monetize our Material Products division in order to narrow our business scope to high growth fuel cell segments and to strengthen our balance sheet by up to $12 million. The Material Products division had been facing softening business conditions in recent years as indicated by the successive drop in revenue from $21 million in 2010 to $20.2 million in 2011 and $15.5 million in 2012.

     Q4 2012 Turnaround

     Some of the actions taken began to pay dividends in the 4th quarter of 2012. Indeed, Q4 represented a turnaround in the year, with top line revenue improving 50% over Q3, led by the sale of our new methanol-fueled ElectraGenTM Telecom Backup Power systems. This key extension of our Telecom Backup Power system portfolio has expanded our addressable market to include geographic locations where hydrogen fuel is relatively difficult to source, transport or store. Indeed, much of the sales growth we have been experiencing in methanol-fueled systems is related to deployments in rural regions of Asia and South Africa. Moreover, the outstanding performance of our ElectraGenTM systems, which kept key base stations in the Bahamas cellular telephone network “live” when grid power went down during SuperStorm Sandy last October, is certainly not lost on prospective customers.

     In Q4 2012, following expansion of our product line, we shipped 204 ElectraGenTM systems, 75% of which were methanol-fueled, and for the full year we shipped 399 ElectraGenTM systems. This represents a full year increase in Telecom Backup Power system shipments of 175% over 2011. I would also note that we shipped 2,022 fuel cell stacks for use in Material Handling systems, our other commercial stage market – representing a 42% increase over 2011.

     Engineering Services became an important growth driver in 2012, delivering more than $10 million in revenue, up from less than $5 million in 2011. Moreover, $6.6 million of the 2012 revenue was realized in Q4, thereby contributing to momentum in the latter portion of the year.

     The progress in the key performance metrics in Q4 2012 relative to Q4 2011 are summarized below, along with the comparable change in results for the full year of 2012 versus 2011:

  1% growth in revenue in Q4 (with 22% reduction in revenue for the full year);

  4 point improvement in gross margin in Q4 (and 2 points for full year);

  10% improvement in cash operating costs in Q4 (and 18% for the full year);

  50% improvement in Adjusted EBITDA in Q4 (and 17% for the full year);

     Again, while revenue for the full year 2012 was a major disappointment, it is important to note that total revenue associated with fuel cell products (eliminating revenue associated with Material Products and past contract manufacturing for Daimler) has actually grown steadily over the past 3 years, increasing 65%.

     We ended the year with a solid 12-month order book of $36.8 million for fuel cell products and services, 75% of which is comprised of business in Telecom Backup Power, Material Handling and

Engineering Services. This order book, along with the broader Q4 momentum, as noted, underpins Ballard’s expectation for strong growth in 2013.

     Strong Prospects for Growth in 2013

     With the sale of the Material Products division, our Company is now a ‘pure play’, exclusively focused on fuel cell products and services, with momentum in Telecom Backup Power, Material Handling and Engineering Services. We are doing business with a growing list of notable and recognizable partner and end-customer brand-names, including: Mercedes Benz, Volkswagen, Toyota, Tata, Nokia Siemens Networks, Motorola Network Services, Vodacom, Cascadiant, Inala Technologies, Azure, Walmart, Proctor & Gamble, Sysco Foods and Plug Power. And of note, with this growing list of partners and end customers, we are engaged in the development of fuel cell markets around the world – including North America, Europe, China, India, Indonesia and South Africa.

     We are seeing significant interest in our Telecom Backup Power solutions, evident in the ramp-up of shipments in 2012 and purchase orders received. This is a market we are particularly focused on, given the unique product portfolio we now possess, together with the growing need for extended duration backup power in wireless telecom networks around the globe. As U.S. FCC Chairman Julius Genachowski noted late in 2012, Hurricane Sandy “…has revealed new challenges that will require a national dialogue around ideas and actions to ensure the resilience of communications networks.” Fuel cell systems are one such idea.

     Our new partnership with Volkswagen on a major Engineering Services contract is a very exciting development. In January 2013 Ballard’s non-compete agreement with Daimler and Ford expired, giving us the option of doing business with other automotive OEM’s. Our 4 year contract with Volkswagen for Engineering Services (plus an optional 2 year extension) represents a very different relationship than the one we had 5 years ago under the Automotive Alliance Agreement. Under this new contract, Ballard will not be making any direct investment in automotive fuel cell development; instead, we will be providing specialized engineering support services to Volkswagen’s fuel cell development program. In return, we are being paid for our work, our IP and fundamental know how, generating sound margins on a very significant revenue stream over 4 years, or even longer.

     With this VW contract and the momentum that we experienced exiting 2012, we expect significant growth in 2013. Specifically, we expect revenue growth in excess of 30% and an improvement in Adjusted EBITDA in excess of 50%.

     Also, beyond Ballard’s progress, there have been a number of public announcements in the fuel cell sector that echo our positive view regarding the outlook for fuel cells. These have included: Cummins Inc.’s strategic investment in ReliOn; Toyota’s collaboration with BMW on development of next-generation ‘green’ cars; Daimler, Ford and Nissan’s collaboration on fuel cell car development; and the ClearEdge acquisition of UTC Power’s fuel cell business.

     I look forward to reporting our progress as we move through 2013. Thank you for your continued support of Ballard.

/s/ John Sheridan

John Sheridan
President & CEO

Ballard Power Systems

Sustainability Report 2012

BALLARD'S VISION OF A CLEAN ENERGY FUTURE is what continues to drive our passionate employees, who have dedicated their careers to the commercialization of fuel cell products. It is through the widespread commercial deployment of our clean energy fuel cell products that Ballard can have the greatest positive impact on the environment.

Ballard's **GREEN INITIATIVE** is focused on three pillars:

Ballard's FCgen™-1020ACS fuel cell stack & ElectraGen™ backup power system

OUR PRODUCTS

We will maximize the environmental benefits of our fuel cell products compared to incumbent technologies.

PRODUCTS
OPERATIONS
PEOPLE

OUR OPERATIONS

Reduce, reuse, recycle.

We will improve the way we operate our business to minimize environmental impact.

We share access to information about green choices.

OUR PEOPLE

We will promote participation in relevant events, and provide information about green choices for our daily lives.

2012 ACHIEVEMENTS

- Recipient of the Deloitte Technology Green™ 15 Award for creating economically viable Intellectual Property in the field of green technology
- Sourced local suppliers where possible in order to reduce the impact of extended transportation distances
- Adopted stronger energy management plans for control of our high consumption manufacturing ovens
- Continued to liaise with our suppliers to minimize packaging materials
- Expanded employee work from home program and consolidated our facilities, reducing our office footprint

OUR PRODUCTS IN ACTION

We are already seeing examples of the significant benefits that deployments of our fuel cell products can offer – both in avoiding greenhouse gas emissions and helping the world cope with the effects of global warming.

While there's no clear consensus on whether climate change influenced Hurricane Sandy's path and intensity, scientists agree on one point: rising sea levels caused primarily by global warming could worsen the effects of storms such as Hurricane Sandy.

During the difficult circumstances presented by Hurricane Sandy, Ballard's **ElectraGen™-ME** methanol fuel cell systems performed exactly as designed, providing critical electricity to the Bahamas mobile telephone network when the storm downed power lines and cut off grid power. Ballard's 17 **ElectraGen™-ME** backup power systems, installed in the local telecom network, began operating automatically as grid power was lost when the storm hit on October 25th, 2012. During the 3 days that Hurricane Sandy passed over the Bahamas, each of our 5 kilowatt systems operated flawlessly to maintain consistent power. As a group, the 17 systems provided the equivalent of one month of backup power over a concentrated 7 day period during and after the storm; producing more than 1,200 kilowatt-hours of electricity.

Dr. Christopher Guzy, Ballard's Chief Technology Officer said, "Hurricane Sandy was a devastating event for a great many people. In times of emergency, backup systems have to be reliable. We are certainly pleased that our **ElectraGen™** fuel cell systems kept the communications network up and running for people in the Bahamas when they most needed it."

Hurricane Sandy, a late-season post-tropical cyclone, swept through the Caribbean and up the East Coast of the United States in late October 2012. Source: phys.org

BALLARD®

Employee Awards of Excellence for 2012

"Above and Beyond" Winners

CUSTOMER SUCCESS

NSN SUPPLIER QUALIFICATION

- Alan Mace
- Wade Popham
- Koji Hoshi
- Jorge Castaneda
- Dario Garin
- Alma Ramirez
- Sentayehu Kebede
- Steve Gabrys

PRODUCT LEADERSHIP

INTEGRATION OF ELECTRAGEN™ PRODUCT LINE

- Kathy Schwiebert
- Alan Mace
- Nate MacRostie
- Paul Louw
- David Whyte
- Jyoti Sidhu
- Doug Bell
- Guy McAree
- Julia Grant
- David Pauluzzi
- Byron Somerville
- Ryan Olnick
- Chris Hill
- Larry Stapleton
- Candice Burgers
- Chris Ekholm
- Darin Luse
- Jack Arnold

MANUFACTURING LEADERSHIP

CATALYST COATED MEMBRANE PRODUCTION CAPABILITY

- Alex Leung
- Mehrdad Rahmani
- Brenda Chen
- Jingping Gao
- Mary Flynn

FINANCIAL SUCCESS

IDATECH ASSET ACQUISITION DEAL TEAM

- Kerry Hillier
- David Whyte
- Jay Murray
- Larry Stapleton
- Brendan Burns
- Karim Kassam

BALLARD SPIRIT AWARD

IDATECH ASSET INTEGRATION TEAM

- Kevin Colbow
- Kerry Hillier
- Larry Stapleton
- Guy McAree
- David Whyte
- Kathy Schwiebert
- Byron Somerville
- Tony Cochrane
- Jay Murray
- Ai-Le Leroux
- Anita Douglas
- Sandra Matsuyama
- Maureen Molsberry
- Chris Ekholm
- Candice Burgers
- Jyoti Sidhu
- Doug Bell
- Alex Housil
- Alan Mace
- Wade Popham

MANAGEMENT PROXY CIRCULAR
dated as of April 10, 2013

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

  the election of directors to our Board;

  the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors;

  on an advisory basis, the Corporation’s approach to executive compensation to consider and, if deemed appropriate, adopt, with or without variation, a special resolution approving an amendment to the Corporation’s articles of incorporation to consolidate its issued and outstanding Shares on the basis of a ratio within the range of one post-consolidation Share for every three pre-consolidation Shares to one post-consolidation Share for every seven pre-consolidation Shares, with the ratio to be selected and implemented by the Board of Directors in its sole discretion, if at all, at any time prior to June 4, 2014 (the “Share Consolidation Resolution”);

  to consider and, if deemed appropriate, adopt, with or without variation, an ordinary resolution approving, ratifying and confirming By-law Number 2 of the Corporation; and

  to transact such other business as may properly be brought before the meeting.

     As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment.

     With respect to resolutions to be voted on at the Meeting, other than the Share Consolidation Resolution, a simple majority of the votes (greater than 50%) cast in favour by Registered Shareholders, by proxy or in person, will constitute approval. The Share Consolidation Resolution is a special resolution requiring approval not less than two-thirds of the votes cast in favour by Registered Shareholders, by proxy or in person.

ELECTION OF DIRECTORS

     At the Meeting you will be asked to elect seven directors. Six of our seven nominees are currently members of the Board, one is a new nominee. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

     The following information pertains to our nominees for election as directors at the Meeting, as of April 10, 2013. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne Age: 65 Alberta, Canada Director since: 2003 Independent
Mr. Bourne’s principal occupation is corporate director, and he has been the Chair of the Board of Ballard since May 2006. Mr. Bourne was also our lead director from October 2005 to February 2006. Mr. Bourne was interim CEO of SNC-Lavalin Group Inc. from March 27, 2012 to October 1, 2012. Previously, Mr. Bourne was the Executive Vice President and the Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006 and from January 1998 to December 2005, respectively. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation. Mr. Bourne was recognized as a Fellow of the ICD in 2011.

	Board and Committee Membership	Attendance		Board Memberships
	Board (Chair) Audit (ex officio) Corporate Governance (ex officio) Human Resources & Compensation (ex officio)	9 6 4 6	100% 100% 100% 100%
Current: SNC-Lavalin Group Inc.; Canadian Public Accountability Board; Wajax Corporation (formerly Wajax Income Fund); Canada Pension Plan Investment Board; Canadian Oil Sands Limited; The Calgary Foundation
Previous: TransAlta Power LP; TransAlta CoGen LP; Glenbow Museum; Calgary Philharmonic Orchestra

	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$)(2)
	2013	26,824	153,019	179,843	$172,649
	2012	26,824	77,706	104,530	$144,251

Douglas P. Hayhurst Age: 66 B.C., Canada Director since: 2012 Independent
Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was an executive with IBM Canada Business Consulting Services (consulting services) and a Partner with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships
	Board Audit Human Resources & Compensation	5 4 3	100% 100% 100% 100%
Current: Accend Capital Corporation; Canexus Corporation; The Layfield Group Limited; Nature Conservancy of Canada; Canadian Institute of Chartered Accountants Risk Oversight and Governance Board
Previous: Catalyst Paper Corporation(4); Northgate Minerals Corporation

Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2013	-	43,036	43,036	$41,315
	2012	-	-	-	-

Edwin J. Kilroy Age: 53 Ontario, Canada Director since: 2002 Independent
Mr. Kilroy’s principal occupation is corporate director. Mr. Kilroy has been the Chief Executive Officer of MedAvail Technologies Inc. (medication dispensing equipment and services) since November 2012. Previously, Mr. Kilroy was the Chief Executive Officer of Symcor Inc. (business process outsourcing services), from January 2005 to November 2010. Prior to that, Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. (information technology) from April 2001 to January 2005.

	Board and Committee Membership	Attendance(3)		Board Memberships
	Board Audit (Chair) Corporate Governance	9 6 1	100% 100% 100%	Current:: not applicable Previous: Symcor Inc.; The Conference Board of Canada
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2013	2,752	96,639	99,391	$95,415
	2012	2,752	42,844	45,596	$62,922

John W. Sheridan Age: 58 B.C., Canada Director since: 2001 Non-Independent	Mr. Sheridan is President and Chief Executive Officer of Ballard, a position he has held since February 2006. Mr. Sheridan was also Chair of our Board from June 2004 to February 2006.
	Board and Committee Membership	Attendance		Board Memberships
	Board	9	100%
Current: Dantherm Power; Premier’s Technology Council; Canadian Hydrogen Fuel Cells Association; Midway Gold Corporation
Previous: Aliant Inc.; Bell Canada, Bell Actimedia, Bell Distribution, Bell Express Vu, Bell Mobility, Bell West, Bell Sygma UK Ltd; Encom Cable TV & Telecommunications, plc; Manitoba Telecom Services Inc.; MTS Communications Inc.; Photowatt Technologies; Sun Media Corp. Ltd.; NewPage Corporation(4); BC Hydrogen Highway; AFCC

	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2013	524,522	57,943	582,465	$559,166
	2012	472,430	57,943	530,373	$731,915

Carol M. Stephenson Age: 62 Ontario, Canada Director since: 2012 Independent
Ms. Stephenson is the Dean of the Richard Ivey School of Business at the University of Western Ontario, a position she has held since 2003. Previously, she served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003. Ms. Stephenson was invested as an Officer into the Order of Canada in 2010.

	Board and Committee Membership	Attendance(5)		Board Memberships
	Board Corporate Governance (Chair) Human Resources & Compensation	4 2 2	80% 100% 66%
Current: General Motors Company; Intact Financial Services Corporation (formerly ING Canada); Manitoba Telecom Services Inc.; Vancouver Olympic Games Organizing Committee (VANOC); Women on Boards; Catalyst Advisory Board
Previous:Union Energy Waterheater Income Fund; London Economic Development Corporation; Ontario Research Fund Advisory Board

	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2013	3,550	50,149	53,699	$51,551
	2012	3,550	-	3,550	$4,899

David B. Sutcliffe Age: 53 B.C., Canada Director since: 2005 Independent
Mr. Sutcliffe’s principal occupation is corporate director. Previously, Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance(6)		Board Memberships
	Board Audit Human Resources & Compensation (Chair)	8 3 6	89% 75% 100%	Current: SMART Technologies Inc.; BC Social Ventures Partners Previous: Sierra Wireless, Inc.; E-Comm 911
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2013	3,600	79,322	82,922	$79,605
	2012	3,600	25,528	29,128	$40,197

 12

Ian Sutcliffe Age: 60 Ontario, Canada Director nominee Independent
Mr. Sutcliffe’s principal occupation is corporate director. Mr. Sutcliffe has been a partner at Sutcliffe & Associates Management Consultants (management consulting services) since June 1985. Previously, Mr. Sutcliffe was CEO, Chairman and independent director of BluePoint Data (IT services) from Sept 2001 to June 2011, and Vice Chair and CEO of BCS Global (video conferencing services) from January 2003 to March 2004. Mr. Sutcliffe was President of Mediconsult.com (public internet health services) from June 1995 to June 1999 and President and CEO from 1999 to 2001. Prior to that, Mr. Sutcliffe was with Coopers & Lybrand (chartered accounting and consultancy firm) in Vancouver and London, England from June 1979 to June 1985.

	Board and Committee Membership	Attendance		Board Memberships
	Board	-	-	Current: Vita Nova Foundation; Restore Canada Previous: BluePoint Data Inc.(4)
Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2013	10,000	-	10,000	$9,600
	2012	-	-	-	-

(1)	As of April 10, 2013 and April 10, 2012, respectively.

(2)	Based on a C$0.96 and C$1.38 closing Share price on the TSX as of April 10, 2013 and April 10, 2012, respectively.

(3)	Mr. Kilroy was appointed to the Corporate Governance Committee on September 20, 2012.

(4)	Canadian securities legislation requires disclosure of any company that becomes insolvent while a director is a member of its board, or within one year from ceasing to act as a director. In this regard, Mr. Hayhurst was a director of Catalyst Paper Corporation, which sought an Initial Order under the Companies’ Creditors Arrangement Act on January 31, 2012. NewPage Corporation filed for Chapter 11 protection in U.S. Bankruptcy Court in September 2011, 9 months after Mr. Sheridan resigned as a director of the company. Mr. Ian Sutcliffe was a director of BluePoint Data Inc. on May 12, 2012 when the British Columbia Securities Commission issued a cease trade order against it for failure to file its financial statements and management’s discussion and analysis related thereto for the year ended December 31, 2011. Mr. Sutcliffe resigned as a director on June 27, 2012, subsequent to which BluePoint sold its business and distributed the proceeds to its shareholders.

(5)	Ms. Stephenson was elected to the Board in June 2012. Due to previous commitments which could not be changed, she missed the board and committee meetings held on that date. Her attendance has been 100% since that time. Ms. Stephenson was appointed Chair of the Corporate Governance Committee on September 20, 2012.

(6)	Mr. David Sutcliffe was appointed to the Audit Committee on June 5, 2012.

APPOINTMENT OF AUDITORS

     Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. Total fees paid to KPMG in 2012 and 2011 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement partner every five years. The current audit engagement partner at KPMG LLP may continue in his role until the end of 2016.

     The following table shows the fees we incurred with KPMG LLP in 2012 and 2011:

Type of Audit Fees	2012	2011
	(C$)	(C$)
Audit Fees	$447,340	$351,078
Audit-Related Fees	Nil	Nil
Tax Fees(1)	$3,374	Nil
All Other Fees	Nil	Nil

(1)	The Tax Fees for 2012 related to tax advisory and transfer pricing services.

     For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Audit Committee Matters" in our Annual Information Form dated March 15, 2013, which section is incorporated by reference into this Management Proxy Circular.

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ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

     The Corporate Governance Committee continues to monitor developments and trends relating to say-on-pay in Canada and elsewhere. In the United States, the SEC has established say-on-pay advisory shareholder vote requirements. Although the Corporation’s shares are traded on NASDAQ, Ballard is a “foreign private issuer” with the SEC and accordingly these requirements do not apply to it. Say-on-pay shareholder votes have been implemented by a number of larger issuers in Canada, but such votes are still not mandated in Canada to date. At the request of the Board, our shareholders passed resolutions on an advisory basis accepting the Corporation’s approach to executive compensation in 2011 and 2012.

     The Corporate Governance Committee recommended to the Board that Ballard shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of the Corporation’s approach to executive compensation. The Corporate Governance Committee also recommended that adoption of a formal say-on-pay policy by the Board should continue to be deferred until Canadian regulatory requirements applicable to the Corporation are known.

     Accordingly, the shareholders of the Corporation are being given the opportunity to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” the Corporation’s approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the Corporation’s 2013 annual meeting of shareholders.”

     The Board believes that shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, shareholders should review the section entitled "Compensation – Compensation Discussion and Analysis" appearing below in this Management Information Circular.

     Approval of the above resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. As the vote on this resolution is advisory, the results will not be binding on the Board or the Human Resources & Compensation Committee ("HRCC"). However, the Board and the HRCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of executive compensation philosophy, policies and programs.

     The Board recommends that shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the shareholder has specified in the form of proxy that his or her shares are to be voted against the resolution.

PROPOSED SHARE CONSOLIDATION

     On February 20, 2013, our Board approved the submission to shareholders of a special resolution, a copy of which is attached as Appendix A. Shareholders are being asked to consider, and if thought appropriate, approve the special resolution approving the amendment of the Corporation’s articles of incorporation to consolidate its issued and outstanding Shares (the “Share Consolidation”). If the special resolution is approved, our Board will have the authority, in its sole discretion, to select the exact consolidation ratio, provided that (a) the ratio may be no smaller than one post-consolidation Share for every three pre-consolidation Shares and no larger than one post-consolidation Share for every seven pre-consolidation Shares and (b) the number of pre-consolidation Shares in the ratio must be a whole number of Shares. Subject to TSX approval, the approval of the special resolution by shareholders would give the Board authority to implement the Share Consolidation at any time prior to June 4, 2014. In addition, even if the proposed Share Consolidation is approved by shareholders, the Board, in its sole discretion, may revoke the special resolution and abandon the Share Consolidation without further approval or action by or prior notice to shareholders

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     The background to and reasons for the Share Consolidation, certain risks associated with the Share Consolidation and related information are described below.

Background

     Ballard’s Shares are listed on the TSX and NASDAQ. NASDAQ is a significant trading market for the Shares. As of April 10, 2013, we estimate that 75% of the average daily trading volume of the Corporation’s Shares occurs on NASDAQ.

     On October 5, 2012, Ballard received a NASDAQ staff determination letter indicating that Ballard was not in compliance with the minimum bid price of US$1.00 per Share, which is a requirement for continued listing on NASDAQ. This notice indicated that Ballard had until April 3, 2013 to regain compliance with NASDAQ’s minimum bid price requirement and that the Corporation may qualify for an additional 180 day extension of the compliance period, subject to certain conditions.

     On March 20, 2013, Ballard received written notification from NASDAQ indicating that Ballard has regained compliance with the minimum bid price requirement. While the Corporation is currently in compliance, there is no assurance that we will maintain compliance. Accordingly the Corporation is proposing to request shareholder approval for a Share Consolidation in the event that it will be required to regain compliance with the minimum bid price requirement prior to the next annual meeting in June 2014.

     Our Board believes that shareholder approval of a range of potential consolidation ratios (rather than a single consolidation ratio) would provide the Board with maximum flexibility to achieve the desired results of the Share Consolidation if it proves necessary to take consolidation action. If the special resolution is approved, the Share Consolidation would be implemented, if at all, only upon a determination by the Board that it is in the best interests of the Corporation and its shareholders at that time. In connection with any determination to implement a consolidation, the Board will set the timing for such consolidation and select the specific ratio from within the range of ratios set forth in the special resolution. The Board’s selection of the specific ratio would be based primarily on the price of our Shares at the time and the expected stability of that price level. No further action on the part of shareholders will be required in order for the Board to implement the Share Consolidation. If the Board does not implement the Share Consolidation before June 4, 2014, the authority granted by the special resolution to implement the Share Consolidation on these terms will lapse. The special resolution also authorizes the Board to elect not to proceed with and abandon the Share Consolidation at any time if it determines, in its sole discretion, to do so. The Board would exercise this right if it determined that the Share Consolidation was no longer in the best interests of the Corporation and its shareholders. No further approval or action by or prior notice to the shareholders would be required in order for the Board to abandon the Share Consolidation.

Certain Risks Associated with the Share Consolidation

The Corporation’s total market capitalization immediately after the Share Consolidation may be lower than immediately before the Share Consolidation.

     There are numerous factors and contingencies that could affect the Share price following the Share Consolidation, including the status of the market for our Shares at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. For example, if the Board decided to implement the Share Consolidation and select a consolidation ratio of one post-consolidation Share for every three pre-consolidation Shares, there can be no assurance that the post-consolidation market price of the Shares would be three times the pre-consolidation price or greater.

A decline in the market price of the Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a consolidation, and the liquidity of the Shares could be adversely affected following the Share Consolidation.

     If the Share Consolidation is implemented and the market price of the Shares declines, the percentage decline may be greater than would occur in the absence of a consolidation. The market price of the Shares will, however, also be based on the Corporation’s performance and other factors, which are

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unrelated to the number of Shares outstanding. Furthermore, the liquidity of the Shares could be adversely affected by the reduced number of Shares that would be outstanding following a consolidation.

The Share Consolidation may result in some shareholders owning “odd lots” of less than 100 Shares on a post-consolidation basis which may be more difficult to sell or require greater transaction costs per Share to sell.

     If the Share Consolidation is implemented, it may result in some shareholders owning “odd lots” of less than 100 Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per Share to sell, relative to Shares in “board lots” of multiples of 100 Shares.

Other Information Regarding the Share Consolidation

No Fractional Shares to be Issued

     No fractional Shares will be issued in connection with the Share Consolidation, if implemented, and if a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, such fraction will be rounded down to the nearest whole number.

Principle Effects of the Share Consolidation

     If approved and implemented, the Share Consolidation will occur simultaneously for all the Shares and the consolidation ratio would be the same for all such Shares. The consolidation would affect all shareholders equally. Except for any variances attributable to fractional Shares, the change in the number of issued and outstanding Shares that would result from the Share Consolidation would cause no change in the capital attributable to the Shares and would not materially affect any shareholders’ percentage ownership in the Corporation, even though such ownership would be represented by a smaller number of Shares.

     In addition, the Share Consolidation would not affect any shareholder’s proportionate voting rights. Each Share outstanding after the Share Consolidation would be entitled to one vote and be fully paid and non-assessable.

     The principle effects of the Share Consolidation would be that:

  Reduction in number of Shares outstanding – the number of Shares issued and outstanding would be reduced from approximately 99,199,633 Shares as of April 10, 2013 to between approximately 14,171,376 and 33,066,544 Shares, depending on the consolidation ratio selected by the Board; and

  Reduction in number of Shares reserved for issuance under our Equity-based Compensation Plans – the number of Shares reserved for issuance under the Corporation’s Option Plan and the SDP would be reduced proportionately based on the consolidation ratio selected by the Board

Effect on Non-registered Shareholders

     Non-registered shareholders holding their Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for registered shareholders. If you hold your Shares with a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Effect on Share Certificates

     If the Share Consolidation is approved and implemented, registered shareholders will be required to exchange their share certificates representing pre-consolidation Shares for new share certificates representing post-consolidation Shares. If the Board decides to implement it, then following the announcement by the Corporation of the selected consolidation ratio and the effective date of the Share Consolidation, registered

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shareholders will be sent a letter of transmittal from the Corporation’s transfer agent, Computershare Trust Company of Canada, as soon as practicable after the effective date of the Share Consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation Shares to the transfer agent. The transfer agent will forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-consolidation Shares to which the shareholder is entitled. Until surrendered, each share certificate representing pre-consolidation Shares will be deemed for all purposed to represent the number of whole post-consolidation Shares to which the shareholder is entitled as a result of the Share Consolidation.

     Shareholders should not destroy any share certificates(s) and should not submit any share certificate(s) until requested to do so.

Procedure for Implementing the Share Consolidation

     If the Share Consolidation is approved and the Board decides to implement it, the Corporation will promptly file articles of amendment with the Director under the CBCA in the form prescribed by the CBCA to amend the Corporation’s articles of incorporation. The Share Consolidation would then become effective on the date shown in the certificate of amendment issued by the Director under the CBCA or such other date indicated in the articles of amendment provided that, in any event, such date will be prior to June 4, 2014.

No Dissent Rights

     Under the CBCA, shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

     The text of the special resolution, which will be submitted to the shareholders at the Meeting, is set forth in Appendix A. Approval of the resolution will require an affirmative vote of not less than two-thirds of the votes cast on the matter at the Meeting.

     For the reasons indicated above, the Board recommends that shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the shareholder has specified in the form of proxy that his or her shares are to be voted against the resolution.

ADOPTION OF BY-LAW NUMBER 2

     The Corporation desires to adopt By-Law Number 2 (the “By-law”), a copy of which is attached as Schedule “B”. The By-law is being presented to provide for advance notice of nominations of directors in certain circumstances. The material changes contained in the By-law may be summarized as follows:

  advance notice is now required to be provided to the Corporation in circumstances where nominations of persons for election to the board of directors are made by shareholders other than pursuant to a requisition of a meeting made pursuant to the provisions of the CBCA or a shareholder direction or request made pursuant to the provisions of the CBCA.

     The purpose of the advance notice provisions in the By-law is to foster a variety of interests of the shareholders and the Corporation by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the By-law should assist in facilitating an orderly and efficient meeting process. The advance notice provisions will not apply to the Meeting or any adjournment or postponement thereof, but will apply to all subsequent meetings of shareholders.

     The foregoing summary of the material changes to the by-laws of the Company is intended to be brief and is qualified in its entirety by the full text of the By-law, which is attached as Schedule “B”.

     At the Meeting, shareholders will be asked to consider, and if thought appropriate, approve the resolution substantially in the form noted below to approve the By-law. Approval of the resolution will require an affirmative vote of not less than a majority of the votes cast on the matter at the Meeting.

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“RESOLVED, as an ordinary resolution, that:

(a) the By-law substantially in the form attached as Schedule “B” to the Corporation’s Management Proxy Circular dated April 10, 2013, is hereby approved, ratified and confirmed as the by-law of the Company; and

(b) Any director or officer of the Corporation is hereby authorized to do all such acts and execute and deliver all such documents as may be necessary to give effect to this ordinary resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Canadian Business Corporations Act, the execution of any document or the doing of any such other act or thing being conclusive evidence of such determination.”

     For the reasons indicated above, the Board recommends that shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the shareholder has specified in the form of proxy that his or her shares are to be voted against the resolution.

VOTING INFORMATION

SOLICITATION OF PROXIES

     This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Tuesday, June 4, 2013 at 1:00 p.m. Pacific Daylight Time in Burnaby, British Columbia, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is April 26, 2013.

HOW TO VOTE

     Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

     Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

     Beneficial Shareholders: If you are a Beneficial Shareholder you may only vote by carefully following the instructions on the voting instruction form or proxy form provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

     A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of that company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775; outside North America: 1-416-263-9524), not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting. The individuals named as proxyholders in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person or company

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(who need not be a shareholder) to represent him or her at the Meeting, other than the persons or companies named in the enclosed proxy, may do so by inserting the name of such other person or company in the blank space provided in the proxy.

     A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     No one who has been a director or executive officer of ours at any time since January 1, 2012, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

CORPORATE GOVERNANCE

     Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules.

     Our corporate governance practices are reflected in our Corporate Governance Guidelines, which provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website. We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual reports filed with Canadian securities regulatory authorities, and to certify our annual reports filed with or submitted to the SEC.

     In addition, we have set up a process for shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

     We believe that we comply with all applicable Canadian securities administrators (“CSA”) and NASDAQ corporate governance rules and guidelines. The CSA requires that listed corporations subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") disclose their policies respecting corporate governance. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. We are exempt from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company has in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least five percent of the votes eligible to be cast at a shareholders’ meeting are present or represented by proxy at the meeting.

BOARD COMPOSITION AND NOMINATION PROCESS

     All of our directors are independent except for John Sheridan, our President and Chief Executive Officer. "Independence" is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the CSA and the NASDAQ. We conduct an annual review of the other corporate boards on which our directors sit, and have determined that currently there are no board interlocks with respect to our directors. The Board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline has been set at five corporate boards (not including non-profit boards).

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     Our Corporate Governance Committee conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual shareholders’ meeting.

     Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

     The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the HRCC, along with identification of each nominee for election to the Board of Directors possessing each skill:

President/
	Sales/	Finance/	Legal &		CEO	Product	Power	Corporate
	Marketing	Accounting	Regulatory	Strategy	Experience	Development	Generation	Governance
Ian A. Bourne		✓		✓	✓		✓	✓
Douglas P. Hayhurst		✓		✓				✓
Edwin J. Kilroy	✓			✓	✓			✓
John W. Sheridan	✓			✓	✓	✓	✓	✓
Carol M.	✓			✓	✓	✓		✓
Stephenson
David B. Sutcliffe	✓			✓	✓	✓		✓
Ian Sutcliffe	✓	✓		✓				✓

MAJORITY VOTING POLICY

     The Board established director resignation guidelines, which set out the circumstances under which a director would be compelled to offer a resignation or be asked to resign, including a majority voting policy. This policy requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following our annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that it has accepted the resignation or provides an explanation for why it has refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

DIRECTOR SHARE OWNERSHIP GUIDELINES

     We have minimum share ownership guidelines that apply to our independent directors. The guidelines were revised by the Board of directors effective September 21, 2011.

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     All independent directors must hold the number of Ballard common shares having a value equivalent to three times the director’s annual retainer. Directors may apply DSUs they have received as payment for all or part of their annual retainer towards the minimum share ownership requirements.

     The value of shares held by directors will be measured on or about September 1st of each year based on the purchase price actually paid by the director for such shares, or the value of DSUs or shares received by the director when issued to him or her by the Corporation, as applicable.

     Directors that were members of the Board at the time the guidelines were adopted in September 2011 have until September 2013 to comply with this requirement. Directors elected subsequently have five years from the date that they are first elected to the Board to comply. The Chair of the Board has five years from his original appointment as Chair in February 2006 to satisfy the minimum share ownership requirements for the Chair. Any director who fails to comply with the share ownership requirement may not stand for re-election. Currently, all directors have met or are on track to achieve these guidelines.

BOARD MEETINGS

     The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. In 2012, in-camera sessions, chaired by the Chair of the Board, were held after each regularly scheduled Board meeting involving all of the independent directors without the presence of management. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

ROLES AND RESPONSIBILITIES

     The Board operates under a formal mandate (a copy of which is attached as Appendix "A" and is posted on our website), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference and corporate governance guidelines for individual directors (copies of which are also posted on our website), which set out the directors’ individual responsibilities and duties. Terms of reference are also established for the Board chair and the CEO. These terms of reference and guidelines serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interest, the duties and standard of care of directors, the level of availability expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

     In addition, we have a Board-approved "Code of Ethics", which applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics can be found on our website. This document is reviewed annually and updated or revised as necessary. Annually, all employees in Sales & Marketing, Finance & Administration, Supply Chain, Customer Service and Quality, and all management employees and officers, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics. A compliance report is then presented to the Audit Committee and Board.

     The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently. The Chair of the Board is an independent director.

     Each year, the Board identifies a list of focus priorities for the Board during the year. The Corporate Governance Committee regularly monitors the Board’s progress against these priorities throughout the year.

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BOARD ORIENTATION AND EDUCATION

     We have established a formal director orientation and ongoing education program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation consists of site visits to all of our manufacturing facilities, presentations regarding our business, technology and products, and a manual that contains various reference documents and information. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters and management presentations at Board meetings, as well as guest speakers who are invited to speak to our Board on various topics. In the past, we have invited guest speakers to speak to our Board about the fuel cell industry, government regulation, corporate governance and risk management, and internal management representatives to speak about various issues relating to our technology and business. The educational presentations that are made by internal management provide an opportunity for Board members to meet and interact with members of our management team.

SHAREHOLDER FEEDBACK AND COMMUNICATION

     We have set up an e-mail process for shareholders to communicate with the Board, through the Chair of the Board. Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website. In addition, a summary of shareholder feedback that is received by us is provided to the Board through a semi-annual report.

BOARD AND DIRECTOR PERFORMANCE EVALUATIONS

     Each year, the Board conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the Corporate Governance Committee which elicits responses from individual directors on a confidential basis regarding the Board and individual directors. The process may include the completion of a questionnaire by all of the directors as well as individual director self-evaluations and peer evaluations. The Corporate Governance Committee presents the summary results to the full Board, which then, based on the results of the evaluation, determines appropriate changes to improve Board effectiveness.

COMMITTEES OF THE BOARD

     The Board has established three standing committees: (1) the Audit Committee; (2) the Human Resources & Compensation Committee (“HRCC”); and (3) the Corporate Governance Committee. Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries.

     In addition to the standing committees of the Board, an ad hoc committee, the Financing Advisory Committee, was established in 2012 to consider and advise management on potential financing-related transactions.

     The following chart sets out current members of our standing committees:

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Human Resources &
		Corporate Governance	Compensation
	Audit Committee	Committee	Committee
Ian A. Bourne*	✓	✓	✓
Douglas P. Hayhurst	✓		✓
Edwin J. Kilroy	✓ (Chair)	✓
John W. Sheridan	**	**	**
Carol M. Stephenson		✓ (Chair)	✓
David B. Sutcliffe	✓		✓ (Chair)

* Chair of the Board and designated financial expert. Mr. Bourne is an ex officio member of each of the committees.

** Non-independent director. Mr. Sheridan attends the meetings but is not a voting member of the committees.

     The information below sets out the members of each of our standing committees and indicates the number of meetings that each committee held in 2012. After the Meeting, we will reconstitute all of the committees to reflect the newly elected Board.

Audit Committee

     The Audit Committee is constituted in accordance with SEC rules, applicable securities laws and applicable NASDAQ rules, and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.

     The Audit Committee is responsible for overseeing the audit process and the preparation of our financial statements, ensuring that our financial statements are fairly presented in accordance with International Financial Reporting Standards (“IFRS”), approving our quarterly financial statements, and reviewing and recommending to the Board our year-end financial statements and all financial disclosure contained in our public documents. The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures, and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of senior financial executives, and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities, and off-balance sheet transactions. The Audit Committee has at least one member, Ian A. Bourne, who qualifies as an audit committee financial expert under applicable securities regulations. All of the members of the Audit Committee are independent directors and are financially literate.

     The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit.

     In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents. The Audit Committee is also responsible for ensuring that the internal audit function is being effectively carried out. The Audit Committee reviews and approves, in advance, related party transactions on a case-by-case basis.

     The Audit Committee met 6 times during the financial year ended December 31, 2012. The members in 2012 were Ian A. Bourne (ex officio), Edwin J. Kilroy (Chair), Douglas P. Hayhurst (June – December) and David B. Sutcliffe (June – December). Mark A. Suwyn and Douglas W.G. Whitehead, who did not stand for re-election in 2012, were members until June, 2012. All of the members of the Audit Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

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     For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Audit Committee Matters" in our Annual Information Form dated March 15, 2013, which section is incorporated by reference into this Management Proxy Circular.

Human Resources & Compensation Committee

     The Human Resources & Compensation Committee is responsible for considering and authorizing the terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers. The committee also provides advice on our organizational structure, reviews all distributions under our equity-based compensation plans, and reviews and approves the design and structure of, and any amendments to, those plans.

     The committee ensures appropriate senior management succession planning, recruitment, development, training and evaluation. In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation. Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee, and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services.

     A copy of the Human Resources & Compensation Committee’s mandate is posted on our website. The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

     The HRCC met 6 times during the financial year ended December 31, 2012. The members in 2012 were Ian A. Bourne (ex officio), Douglas P. Hayhurst (June – December), Dr. C.S. Park, Carol M. Stephenson (June – December), David B. Sutcliffe (Chair) and Mark Suwyn (January - June). All of the members of the HRCC are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

Corporate Governance Committee

     The Corporate Governance Committee is responsible for recommending to the Board the size of the Board, review and approval of all director nominations to the Board, monitoring corporate governance, including the formation and membership of committees of the Board, conducting succession planning for the Chair of the Board and determining director compensation. The committee regularly reviews the level of director compensation and approves the design and structure of, and any amendments to, our director compensation plans. Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee, and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services. The committee is responsible for ensuring a formal process exists to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve the effectiveness of the Board.

     The Corporate Governance Committee makes recommendations to the Board to enable the Board to comply with best corporate governance practices in Canada and the United States. The committee is also responsible for maintaining an ongoing education program for Board members.

     A copy of the Corporate Governance Committee’s mandate is posted on our website. The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Board.

     The Corporate Governance Committee met 4 times during the financial year ended December 31, 2012. The members in 2012 were Ian A. Bourne (ex officio), Edwin J. Kilroy (September – December), Dr. C.S. Park, David J. Smith (Chair, January - September) and Carol M. Stephenson (June – December,

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appointed Chair in September). All of the members of the Corporate Governance Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

Financing Advisory Committee

     The Corporation's Board and management have been active in evaluating a number of financing-related transactions in order to provide the Corporation with access to the capital necessary to successfully pursue its strategy. The Board has determined that any decision whether to pursue any such transaction should be preceded by an analysis of the relevant facts and issues conducted by a committee of independent members of the Board. The Financing Advisory Committee is a temporary committee of the Board established in June 2012 for this purpose.

     The Financing Advisory Committee mandate is to review and analyze the relevant facts and issues concerning financing-related transactions and to make recommendations to enable the Board to determine whether any such transaction is in the best interests of the Corporation.

     The Financing Advisory Committee met 11 times during the financial year ended December 31, 2012. The members in 2012 were Ian A. Bourne, Douglas P. Hayhurst and Edwin J. Kilroy. All of the members of the Financing Advisory Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

     This section of this Management Proxy Circular contains a discussion of the elements of compensation earned by our "Named Executive Officers", who are listed in the Summary Compensation Table below: John W. Sheridan (President and Chief Executive Officer), Tony Guglielmin (Vice President and Chief Financial Officer), Christopher J. Guzy (Vice President and Chief Technical Officer), Paul Cass (Vice President, Operations) and William Foulds1 (Vice President and President, Ballard Material Products).

Objectives of Our Executive Compensation Program

     The structure of our executive compensation program is designed to compensate and reward executives appropriately for driving superior performance. For our Named Executive Officers, a significant portion of their total direct compensation is "at risk" and tied closely to the success of the Corporation’s short and long-term objectives. "At risk" means that the executive will not realize value unless specified goals, many of which are directly tied to the Corporation’s performance, are achieved or the price at which our common shares are traded on the TSX or NASDAQ appreciates. In 2012, these performance goals, and resulting compensation awards, were largely focused on the Corporation’s key business drivers including growing revenue and building the long term order book, Adjusted EBITDA(2) performance, cash reserves, on-time product deliveries and the delivery of key strategic business enablers to position the Corporation for long term success. This compensation philosophy puts a strong emphasis on pay for performance, and uses equity awards as a significant component in order to correlate the long-term growth of shareholder value with management’s most significant compensation opportunities. The strategic goals of the Corporation are reflected in the incentive-based executive compensation programs so that executives’ interests are aligned with shareholders interests.

____________________

(1)	Mr. Foulds retired from full-time employment with the Corporation effective July 16, 2012.
(2)	For a discussion of EBITDA and Adjusted EBITDA, please refer to Ballard’s Management’s Discussion & Analysis.

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Philosophy and Objectives

     Our philosophy and objectives regarding compensation are to:

(a)	attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent;

(b)	motivate short and long-term performance by directly linking annual bonuses to performance; and

(c)	link our executive officers' interests with those of our shareholders by providing our executive officers with equity-based compensation, requiring them to comply with minimum share ownership guidelines and build a sustained ownership position.

Compensation Risk Considerations

The HRCC and Board believe that relative to other market sectors (e.g. Financial) the risk associated with our compensation practices is low. Given the increased emphasis being placed on ensuring that compensation practices do not encourage behaviours that expose the corporation to greater risk, this is an area that the HRCC and Board continue to monitor regularly.

The HRCC and Board currently consider the risks associated with the company’s compensation policies and practices are mitigated by:

  evaluating the impact of each compensation component on management behaviour:
  for base pay, there is no unusual risk-taking being encouraged;

  for long-term equity-based incentive programs, the potential risks are considered low, in part due to the mix of RSU and Option awards with time and/or performance based vesting terms, and overall generally consistent with other public company risks;

  for short term cash incentives, the potential risks are low since the plan uses multiple metrics in the Corporate Multiplier, both quantitative and qualitative (described below) and has caps to the maximum earnings available under each component of the plan.
  ensuring the committee and Board mandates reflect the correct accountabilities, oversight and controls on the company’s compensation policies and practices, especially as they relate to executive compensation; and

  working with management and/or external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

The HRCC and Board consider that these mitigation approaches results in the Corporation’s risk profile associated with its compensation practices being low.

How Executive Compensation is Determined

     The HRCC, consisting of 4 independent directors, is charged, on behalf of our Board, with reviewing and approving executive officers’ benefit policies and compensation plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the committee approves and recommends to the Board the appointment of our executive officers. The committee also reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2012, the committee continued to retain Towers Watson on an as-needed basis, to provide independent advice related to Ballard executive compensation items. The committee also seeks the advice and recommendations of our President and Chief Executive Officer with respect to the compensation of our other executive officers. The

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President and Chief Executive Officer does not participate in the portions of the committee discussions that relate directly to his personal compensation.

Executive Pay Mix and the Emphasis on "At Risk" Pay

     We place emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to corporate and individual performance. For 2012, an average of 50% of the annual compensation earned by each of our Named Executive Officers came from "at risk", variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, annual bonus and equity-based long-term incentives (including share options and RSUs).

The Use of Benchmarking

     Our overall compensation objective is to pay executives on average at the 50th percentile of the comparator group for full achievement of performance goals. Over-achievement or under-achievement will result in being over or under the average.

     In late 2011, the HRCC, working with Towers Watson, updated the comparator companies contained within the Corporation’s compensation comparator group to reflect the Corporation’s current business size and market focus. A revised list of comparator companies was reviewed and accepted by the committee, which selected the group of comparators ensuring a suitable mix of Canadian and United States companies exhibiting a growth oriented mix of revenues, employee base, asset base, market capitalization and market focus. This same comparator group was maintained in 2012. This comparator group comprises the primary source of compensation data for review of the Corporation’s market competitiveness. The committee reviews the composition of the comparator company list on an annual basis.

     The committee compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions at comparator group companies. As noted above, the committee’s practice is to target annual total direct compensation for each executive at approximately the 50th percentile among the comparator group companies.

     The Corporation’s current comparator group (as approved by the HRCC in December 2011) is:

Canadian Companies	United States Companies
EXFO Inc	AeroVironment Inc
Gennum Corporation	Allied Motion Technologies Inc
Hydrogenics Corp.	American Superconductor Corporation
Neo Material Technologies Inc	Ener1 Inc
New Flyer Industries Inc	Energy Conversion Devices Inc
Sierra Wireless Inc	Fuel Cell Energy Inc
Westport Innovations Inc	GrafTech International Ltd
Plug Power Inc

Towers Watson have been retained by the Committee since 2008 to provide executive compensation benchmarking and general executive compensation, equity plan and Board compensation advisory services. During 2012, Towers Watson provided ad-hoc consulting services for the committee, including a review of the Corporation’s retirement treatment of Equity awards. Towers Watson provided no additional services to management during this period. The total fees paid to Towers Watson during 2012 were $4,098.

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Current Executive Compensation Elements

     Our compensation program for our executive officers has three primary components:

(a)	annual salary;

(b)	annual incentives (bonus); and

(c)	equity-based long-term incentives comprised of awards that may be issued under our Option Plan, Share Distribution Plan or under the Market Purchase RSU Plan.

Significant Compensation Program Changes Planned in 2013

Consistent with overall changes to the corporate bonus plan, in 2013 the Executive bonus structure will be revised to introduce a new ‘Stretch Performance’ component to the Corporate multiplier. This ‘Stretch Performance’ component, representing 50% of the executive’s Corporate multiplier will be subject to over achievement of the Corporation’s annual cashflow targets. The remaining 50% of the Corporate multiplier will be subject to quantitative and qualitative performance targets consistent with the formula used in prior years.

In addition, in 2013 the Corporation intends to implement a further reduction in LTI award value to executives to more closely align with the Comparator group.

Annual Salary

     The HRCC approves the annual salary of our executive officers. Salary guidelines and salary adjustments for our executive officers are considered with reference to:

(a)	comparative market assessments performed by external compensation consultants;

(b)	the experience and qualifications of each executive officer;

(c)	the individual performance of each executive officer; and

(d)	the roles and responsibilities of each executive officer.

     The Corporation chooses to pay this element of compensation, because the Corporation’s view is that a competitive base salary is a necessary element for attracting and retaining qualified and experienced executive talent.

     The Corporation’s decisions about this element of compensation and its annual level impacts decisions about the level of target annual incentive an executive might receive, but only in the sense that the incentive bonus target is set as a percentage of annual salary.

     In 2012, there were no annual salary increases for the Named Executive Officers.

Annual Bonus for Executive Officers

     The HRCC reviews and approves the annual bonus for each executive officer based on the recommendations of our President and Chief Executive Officer in accordance with the factors described in the foregoing section.

     The annual target bonus for executive officers (excluding the President and Chief Executive Officer) was set at 60% of base salary in 2012. This was a reduction from the 70% level of 2011, consistent with the Towers Watson benchmarking study conducted in Fall 2011. This bonus target had been reduced in 2008 to 70% from 75% in 2007 (this reduction followed a similar reduction in the target bonus level of 5% from 2006 levels to better align annual incentive levels to market levels relative to the Corporation’s comparator group). Each executive officer’s actual 2012 bonus was based on a combination of his individual performance and our corporate performance relative to goals, as discussed below under the section entitled "Methodology for Determining Annual Incentives".

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     The Corporation maintains an annual bonus program in order to motivate short and long-term performance by directly linking annual bonuses to the performance and progress of the Corporation.

     The Corporation’s decisions about this element of compensation do not directly affect decisions about any other element of the Corporation’s compensation program.

     For a full discussion of annual incentive compensation for our President and Chief Executive Officer, see the section entitled "Chief Executive Officer Compensation". The section below entitled "Methodology for Determining Annual Incentives" applies equally to the President and Chief Executive Officer as it does to the other executives.

Methodology for Determining Annual Incentives

     The actual annual bonus for each executive officer is determined by the HRCC on the basis of the following formula:

annual base salary x target bonus percentage x individual performance multiplier x corporate multiplier

     The corporate multiplier is determined by the HRCC and approved by the Board with reference to achievement against the corporate goals set out in a Corporate Performance Scorecard approved by the HRCC and the Board prior to the commencement of the year. Each corporate performance goal on the scorecard is assigned a relative weighting in terms of importance to annual performance and growth of the Corporation, as well as a range of targeted outcomes, such that below a certain performance level the contribution of that goal to the overall corporate multiplier is zero. For 2012, the Corporate Performance Scorecard reflected a balance of Quantitative annual goals focussed on delivery of the 2012 operating plan (70% of the scorecard) and Qualitative goals focussed on key strategic outcomes during 2012 to position the Corporation for longer term success (30% of the scorecard). The Quantitative portion of the scorecard had 3 financial elements (Revenue, Net Cash, and Adjusted EBITDA) and 2 operational elements (on-time product delivery and sales order book for 2013). The Qualitative portion of the scorecard had 3 elements (Demonstrating growth in our bus business, enabling customers to be successful with our products and a comprehensive COGS reduction goal).

     While significant progress was made on a number of these scorecard elements positioning the business for growth and success in 2013, with over achievement in on-time product delivery goals, achievement of COGS reduction objectives, partial achievement of 2013 year-end Order Book target and the customer satisfaction measure, the key financial metrics were not met and the overall scorecard rating was low. As a result the HRCC and Board supported the Management’s recommendation that the corporate multiplier should be zero for 2012, resulting in zero annual bonus payout for all participants of the Plan (including the CEO and Named Executive Officers).

     A discussion of the annual base salary, target bonus percentage and corporate multiplier components of this annual incentive formula for each executive officer is set out above. The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer, with an individual performance multiplier greater than 100% being awarded for superior performance against these goals, and an individual performance multiplier of less than 100% being awarded for substandard performance against these goals. Individual goals are set for individual executive officers by the Chief Executive Officer and are based on agreed-upon objective/identifiable measures relative to their respective functional accountabilities, which are aligned to the corporate performance goals. Our named executive officers did not receive individual performance multipliers for 2012 due to the decision no to pay any annual bonus, however, a summary of their individual performance is as follows:

     Mr. Guglielmin met or exceeded his overall performance goals for his CFO role, related among other items to his strong leadership of internal fiscal management initiatives, and stewardship of key financial, IR and strategy projects.

     Mr. Guzy met his overall performance goals largely related to the delivery of key product development programs, including cost reduction activities and delivery of new technology (e.g. 1MW Cleargen project to Toyota) as well as the growth of the Engineering Services business.

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     Mr. Cass met his performance goals for operations and strong delivered the corporate COGS reduction program; however, his goal to grow the Bus market segment was not met.

Long Term Incentives

     We provide our executive officers with equity-based long-term incentives through the Option Plan, Market Purchase RSU Plan and the SDP. These plans are designed to reinforce the connection between executive officer remuneration and our performance by motivating and rewarding participants for improving our long-term financial strength and enhancing shareholder value, and also providing retention value to executives. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations are taken into account in determining the award. In 2012, the President and Chief Executive Officer recommended to the HRCC a value amount in dollars for each Named Executive Officer: see the amounts set out under “Share-Based Awards” and “Option-Based Awards” in our Summary Compensation Table. This value amount was reduced from prior years (to 90% of the 2011 award value) to more directly reflect the positioning relative to the comparator group. The recommendation for this year reflected a higher percentage of RSU awards than prior years (approximately 75% of the total value). This value amount was then converted to RSUs at the then current market price by dividing the dollar value by the closing share price on either the TSX or NASDAQ on the award date. The remaining approximately 25% of this value amount was converted to options by dividing the dollar value by the Black-Scholes value of a Ballard option on the award date. These options were then priced at the closing share price on the day prior to the award date.

     This element of compensation and the Corporation’s decisions about this element fit into the Corporation’s overall compensation objectives in that they link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

     The Corporation’s decisions about this element of compensation do not affect decisions about any other element of the Corporation’s compensation.

Share Options

     Share options are granted annually in respect of approximately 25-50% of the long-term incentive compensation to be provided to an executive. As a result, previous grants of Share options are not generally taken into account when making new grants. The actual number of Share options granted is determined by dividing the dollar value of the portion of the long-term incentive to be satisfied though an option grant by the Black-Scholes value of a Ballard option on the award date.

     Under our Option Plan:

(a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX or NASDAQ on the last trading day before the date the option is granted; and

(b)	each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option on or after the first, second and third anniversary of the effective date of the option on a cumulative basis.

     Share options are typically granted for a term of seven years.

Restricted Share Units

     Employees and executive officers are eligible to receive new RSU awards under the Market Purchase RSU Plan or SDP, which provide for vesting over periods of up to three years and awards may be subject to certain performance criteria, as determined by the Board upon the recommendation of the HRCC. Redemption of these RSUs is satisfied either with Shares bought under the Market Purchase RSU Plan or by treasury based shares reserved under the SDP.

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     The amount of the long-term incentive that is awarded to each executive officer is typically determined in the first quarter of each financial year, in conjunction with the determination of that executive officer’s annual bonus for the prior financial year. Since the long-term incentive is tied to future (as opposed to past) corporate performance, in our summary compensation table we report the grant of the long-term incentive in the "Share-Based Awards" column and the "Option-Based Awards" column for the particular year in which they were actually granted. The year-end values of unexercised or unvested Share options and RSUs, and the vesting during the year of Share options and RSUs are reported in the tables under the heading "Incentive Plan Awards".

     In 2012, the performance criteria for RSUs were amended to introduce a tiered approach to vesting based on the annual performance of the Corporation (as prescribed by the Corporate Performance Scorecard). The new approach amends the minimum performance threshold before vesting commences to at least 50% Corporate Scorecard achievement, but maintains an achievement threshold (75%+ Corporate Scorecard achievement) whereby the award fully vests, thereby introducing a partial vesting component of 50% (where the annual Corporate Scorecard achievement is between 50% and 75%).

New Issuances

     On February 23, 2012, 783,411 RSUs were issued to the Named Executive Officers, including the President and Chief Executive Officer. For all our executive officers who received an award on that date, the RSU awards included a performance criteria achievement goal of a minimum corporate multiplier of 50% in each of the 3 years of the award, with 50% vesting if this threshold was achieved and 100% vesting if a corporate multiplier achievement of greater than 75% is achieved. Failure to meet this minimum corporate performance threshold in any one year results in that year’s award portion expiring and not being redeemed (see the section above entitled "Methodology for Determining Annual Incentives" for a description of the determination of the corporate multiplier). In February 2013, the Board determined, after setting the corporate multiplier to zero for the purpose of determining annual bonus, setting a zero bonus payout and continuing a base salary freeze for executive officers, that sufficient progress and momentum was evident in the business throughout late 2012 and into 2013 to vest 50% of the first 1/3 of this award on a retention and performance incentive basis.

Redemptions

As the performance criteria related to 2011 Corporate Scorecard performance was not achieved, there was no redemption of RSUs to shares for the Named Executive Officers, including the President and Chief Executive Officer in February and March 2012, relating to annual awards granted in 2009, 2010 and 2011.

     On August 15, 2012, 25,225 RSUs reached the end of their restriction period and after statutory withholdings, 14,201 RSUs were redeemed into Shares for Mr. Guglielmin. This award was the second 1/3 of his new hire award, granted on June 14, 2010 and subject to time vesting only.

Chief Executive Officer Compensation

     Mr. Sheridan was appointed President and CEO by the Board on February 22, 2006. When appointed, his base salary at that time was fixed at $530,000 Cdn per year. The CEO base salary has been frozen since that time, other than a 10% voluntary temporary reduction during the 2nd half of 2009. In January 2010, Mr. Sheridan’s base salary returned to its original level of $530,000 Cdn per year and continued at that level throughout 2012.

     Mr. Sheridan is entitled to receive an RRSP contribution (CDN$11,485 in 2012). The corporate RRSP program was changed in 2010 and this benefit was reduced by 50% relative to 2009. This benefit is now subject to an equivalent matching contribution from Mr. Sheridan. Mr. Sheridan is also entitled to receive company paid insurance premiums (CDN$2,128 in 2012).

     Mr. Sheridan’s target bonus for 2012 was equal to 80% of his annual base salary, reduced from 90% in 2011. This level of target bonus has been reduced from 100% in 2007. In 2012, Mr. Sheridan’s bonus for 2012 was determined by the HRCC on the basis of corporate financial and operational performance reflected

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in the Corporate Performance Scorecard rating, plus performance relative to the CEO’s individual goals for 2012, as approved by the Board.

     The HRCC determined that while Mr. Sheridan generally met his individual goals (including those related to risk management, strategy and leadership development), the Committee accepted Mr. Sheridan’s recommendation for a zero bonus payment for 2012, given the low Corporate Performance Scorecard rating.

     On February 21, 2012, the Board approved the recommendation by the HRCC and Mr. Sheridan was granted a long-term incentive award, equivalent at the time of grant to a total value of CDN$900,000; with CDN$225,000 converted to options in respect of 252,808 Shares (at an exercise price of CDN$1.69 per Share) and a RSU award of CDN$675,000 (399,408 RSUs at a price of CDN$1.69 per Share). These awards formed Mr. Sheridan’s 2012 long-term incentive package, and the overall value and equity mix was approved by the HRCC and the Board. Consistent with other Named Executive Officers, the RSU award has performance criteria and time vesting as described above in the Restricted Share Units – New Issuances section, and the share options were granted with a 7-year term, with one-third of the options vesting at the end of each of the first three years.

     The cash portion of Mr. Sheridan’s total compensation in 2012 was CDN$559,910 (for base salary, bonus and benefits). The non-cash compensation portion related to the theoretical value of Options and RSUs at grant received in 2012, but to vest in later years, was CDN$900,000. The total value of Mr. Sheridan’s nominal compensation in 2012, the sum of the cash and non-cash components, was CDN$1,459,910. However, in 2012, Mr. Sheridan actually realized $0 for stock options given the share price and $0 for RSUs given that the RSUs did not vest as the performance vesting requirement was not met. As such, Mr. Sheridan’s total actual compensation realized in 2012 was $559,910 (vs. the theoretical value of $1,459,910).

Termination and Change of Control Benefits

     For a description of the termination and change of control benefits under Ballard's employee contracts and equity compensation plans for the President & CEO and other Named Executive Officers, see the section entitled "Termination and Change of Control Benefits" below.

Perquisites

     In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

     In 2012, each Canadian Named Executive Officer received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada), based on the Named Executive Officer making an equivalent personal matching contribution. In 2010, the Corporation made changes to its overall RRSP program. Starting on January 1, 2010, each executive was required to make a matching contribution to receive an RRSP benefit. As a result of these changes, the maximum benefit each executive can receive is up to 50% of the maximum amount allowable under the Income Tax Act (Canada), based on the executive making an equal matching contribution. This is both a reduction of 50% in value of the total benefit relative to the program prior to 2010, and also requires a matching contribution from the executive.

     In the United States, Mr. Foulds participated in a similar 401k matching program. Based on personal contributions from Mr. Foulds, the Corporation made matching contributions up to a value of 10% of his base salary, subject to annual personal and catch-up contribution limits. These contributions stopped at the time of Mr. Foulds’ retirement in July 2012.

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     None of the Named Executive Officers currently participates in a Corporation-sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor do they receive contributions to any such plan on their behalf from the Corporation. Mr. Foulds retained a frozen retirement benefit under a previously active Defined Benefits Plan. Upon his retirement in 2012 he commenced receipt of benefits from this plan.

Total Executive Officer Compensation

     The total value of the compensation of the Chief Executive Officer together with all of the other Named Executive Officers (as defined below in the section entitled "Executive Compensation") was CDN$3,551,045.

Minimum Share Ownership Guidelines

     We established executive officer minimum share ownership guidelines in 2003, which obligate each executive officer to own a minimum number of our Shares. Those guidelines were modified by our Board in December 2007 to increase the minimum share ownership requirements for our executive officers.

     For current executive officers other than the President and Chief Executive Officer, a new minimum share ownership guideline(3) was established requiring the executive officers to acquire a number of Shares, equal to the lesser of:

(a)	the number of Shares with a fair market value equal to the executive officer’s annual base salary; or

(b)	35,300 Shares(4).

     In 2006, the policy for the President and Chief Executive Officer was reviewed and the equity ownership requirement for the President and Chief Executive Officer was increased such that the minimum share ownership guideline is equal to the lesser of:

(c)	the number of Shares that have a fair market value of three times the President and Chief Executive Officer’s base salary; or

(d)	181,903 Shares.

     For the purposes of this section, the "fair market value" is defined as the closing price of our Shares as listed on the TSX on the date of review of the guideline. All executive officers have met or are on track to achieve the applicable guidelines.

     Executives are not permitted to hedge the market value of the Company securities they hold.

__________________

(3)	For executive officers other than the President and Chief Executive Officer who were employed as at December 2007, the time for acquiring the new minimum share ownership level has been extended by three years for a total of eight years. For executive officers hired after December, 2007, the minimum number of Shares must be acquired over a five-year period. For the President and Chief Executive Officer, the share acquisition period is five years from the date of hire.
(4)	For executives hired after December 2007 the minimum value is determined by the number of Shares equal to one times the executive’s base salary divided by the closing share price of the Corporation’s Shares on the TSX on the trading day of the date of hire.

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PERFORMANCE GRAPH

     The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2007, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years.

	2007 (Dec 31)	2008 (Dec 31)	2009 (Dec 31)	2010 (Dec 31)	2011 (Dec 31)	2012 (Dec 31)
	($)	($)	($)	($)	($)	($)
Ballard	100	21	36	29	21	12
NASDAQ	100	59	86	100	98	114
Composite
Index

     The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

EXECUTIVE COMPENSATION TABLES

     The following table summarizes the compensation paid for the fiscal years ended on December 31, 2010, December 31, 2011 and December 31, 2012 to our Named Executive Officers.

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Summary Compensation Table
				Long-Tern Incentives
				Share-Based	Option-Based	All Other	Total
Name and Principal		Salary(3)	Bonus(4)	Awards(5)	Awards(6)	Compensation(7)	Compensation
Position	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan(1)	2012	530,000	0	675,000	225,000	29,910	1,459,910
President and Chief Executive	2011	530,000	380,000	500,000	400,000	31,218	1,841,218
Officer	2010	530,000	536,625	250,000	250,000	36,669	1,603,294
Tony Guglielmin	2012	310,000	0	162,000	54,000	29,596	555,596
Vice President and Chief	2011	310,000	168,175	120,000	120,000	28,627	746,802
Financial Officer	2010	169,863	96,899	140,000	176,750	15,194	598,706
Paul Cass	2012	265,000	0	162,000	54,000	28,318	509,318
Vice President Operations	2011	258,671	151,320	120,000	120,000	32,117	682,108
	2010	226,384	185,220	120,000	120,000	31,311	682,915
William Foulds(2)	2012	141,576	0	161,174	53,724	100,593	457,067
Vice President and President,	2011	257,352	166,855	119,388	119,388	52,425	715,408
Ballard Material Products	2010	224,329	252,498	119,388	119,388	50,978	766,581
Christopher J. Guzy	2012	310,000	0	162,000	54,000	43,154	569,154
Chief Technical Officer	2011	310,000	134,540	120,000	120,000	44,042	728,582
	2010	310,000	195,300	120,000	120,000	49,499	794,799

Michael Goldstein departed the Corporation effective March 15, 2012. In 2012 he received total compensation of CDN$562,191 (USD$565,073) reflective of payment for time worked, and residual notice obligations.

(1)	Mr. Sheridan is also a director, but receives no compensation for his service as a director.

(2)

Bill Foulds retired from the Corporation effective July 16, 2012. Mr. Foulds’ compensation was paid in United States dollars. The United States dollar amounts were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012.

(3)

Salary of each of the Named Executive Officers was paid in Canadian dollars with the exception of Mr. Foulds, who was paid in United States dollars (US$142,301, US$258,671, and US$225,479 for 2012, 2011, and 2010, respectively). The United States dollar amounts for 2012 were US$532,717, US$311,589, US$266,358, and US$311,589 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2011 were US$532,717, US$311,589, US$259,997 and US$311,589 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2010 were US$532,717, US$170,734, US$227,544, and US$311,589 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012.

(4)

The bonus of each of the Named Executive Officers was paid in Canadian dollars with the exception of Mr. Foulds, who was paid in United States dollars (US$0, US$167,710, and US$253,792 for 2012, 2011, and 2010, respectively). The United States dollar amounts for 2012 were US$0, US$0, US$0, and US$0 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2011 were US$381,948, US$169,037, US$152,096, and US$135,230 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2010 were US$539,376, US$97,396, US$186,170, and US$196,302, for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012.

(5)

Represents the total fair market value of RSUs issued to each Named Executive Officer during the 2010, 2011and 2012 fiscal years. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) is recorded as compensation expense in the statement of operations over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of RSUs with the remaining 25% being awarded in the form of Share options in 2012. In 2011, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. In 2010, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. The number of RSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX and NASDAQ on the date of issuance). The number of RSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2010, December 31, 2011 and December 31, 2012 is as follows:

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Share-Based Awards
			Fair Market Value
Named Executive		RSUs	of a Share	Total
Officer	Year	(#)	(CDN$)(A)	(CDN$)(B)
John W. Sheridan	2012	399,408	1.69	675,000
	2011	238,095	2.10	500,000
	2010	104,167	2.40	250,000
Tony Guglielmin	2012	95,858	1.69	162,000
	2011	57,143	2.10	120,000
	2010	75,676	1.85	140,000
Paul Cass	2012	95,858	1.69	162,000
	2011	57,143	2.10	120,000
	2010	50,000	2.40	120,000
William Foulds(A)	2012	96,429	1.67	161,174
	2011	55,046	2.17	119,388
	2010	50,420	2.37	119,388
Christopher J. Guzy	2012	95,858	1.69	162,000
	2011	57,143	2.10	120,000
	2010	50,000	2.40	120,000

(A)

The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the RSUs on the TSX on the date of issuance with the exception of RSUs issued to Mr. Foulds, which have been calculated using the United States dollar closing price of the Shares underlying the RSUs on the NASDAQ on the date of issuance (US$1.68, US$2.18, and US$2.38 for 2012, 2011, and 2010, respectively). The total value of share-based awards issued to Mr. Foulds in United States dollars were US$162,000, US$120,000, and US$120,000 for 2012, 2011, and 2010, respectively. The United States dollar amounts were converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012.

(B)

The United States dollar amounts for 2012 were US$678,460, US$162,830, US$162,830, and US$162,830 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2011 were US$502,563, US$120,615, US$120,615, and US$120,615 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2010 were US$251,282, US$140,718, US$120,615, and US$120,615 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012.

(6)

Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 5 years, expected volatility of 62% and risk free interest rate of 2% for 2012; expected life of 5 years, expected volatility of 64% and risk free interest rate of 3% for 2011; and expected life of 5 years, expected volatility of 65% and risk free interest rate of 3% for 2010. Accounting fair value is recorded as compensation expense in the statement of operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of RSUs with the remaining 25% being awarded in the form of Share options. In 2011, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. In 2010, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. The number of Share options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of Share options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2010, December 31, 2011 and December 31, 2012 is as follows:

Option-Based Awards
			Black-Scholes Value of Shares
		Shares Under	Underlying Options on Date of
Named Executive		Options	Grant	Fair Market Value
Officer	Year	(#)	(CDN$/Share)(A)	(CDN$))(B)
John W. Sheridan	2012	252,808	0.89	225,000
	2011	344,827	1.16	400,000
	2010	185,185	1.35	250,000
Tony Guglielmin	2012	60,674	0.89	54,000

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	2011	103,448	1.16	120,000
	2010	175,000	1.01	176,750
Paul Cass	2012	60,674	0.89	54,000
	2011	103,448	1.16	120,000
	2010	88,888	1.35	120,000
William Foulds(A)	2012	60,674	0.89	53,724
	2011	100,000	1.19	119,388
	2010	93,750	1.27	119,388
Christopher J. Guzy	2012	60,674	0.89	54,000
	2011	103,448	1.16	120,000
	2010	88,888	1.35	120,000

(A)

The fair market value of a Share has been calculated based on the Black-Scholes valuation model using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance, with the exception of options issued to Mr. Foulds, which have been calculated using the United States dollar closing price of the Shares underlying the options on the NASDAQ on the date of issuance. The United States dollar amount of the Black-Scholes value of a Share issued to Mr. Foulds’ were US$0.89, US$1.20, and US$1.28 for 2012, 2011, and 2010, respectively, and the total option-based awards issued to Mr. Foulds were US$54,000, US$120,000, and US$120,000 for 2012, 2011, and 2010, respectively. The United States dollar amounts were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012.

(B)

The United States dollar amounts for 2012 were US$225,000, US$54,000, US$54,000, and US$54,000 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2011 were US$402,050, US$120,615, US$120,615 and US$120,615 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2010 were US$251,281, US$177,656, US$120,615, and US$120,615 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012.

(7)

All Other Compensation was paid in Canadian dollars with the exception of Other Compensation for Mr. Foulds, which was paid in United States dollars (US$101,109, US$52,694, and US$51,239 for 2012, 2011, and 2010, respectively). The United States dollar amounts for 2012 were US$30,064, US$29,747, US$28,463, and US$43,375 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2011 were US$31,378, US$28,774, US$32,282 and US$44,268 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The United States dollar amounts for 2010 were US$36,857, US$15,272, US$31,472, and US$49,753 for Messrs. Sheridan, Guglielmin, Cass, and Guzy, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2012.

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

All Other Compensation
		Retirement Benefits
		(RRSP / 401k /
Named Executive		Defined Benefits)	Insurance Premiums	Other(B)	Total
Officer	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan	2012	11,485	2,128	16,297	29,910
	2011	11,225	2,021	17,972	31,218
	2010	11,000	1,816	23,853	36,669
Tony Guglielmin	2012	11,485	1,041	17,070	29,596
	2011	11,225	967	16,435	28,627
	2010	6,042	460	8,692	15,194
Paul Cass	2012	11,485	1,041	15,792	28,318
	2011	11,225	964	19,928	32,117
	2010	11,000	839	19,472	31,311
William Foulds(A)	2012	14,703	575	85,315	100,593
	2011	21,888	843	29,694	52,425
	2010	21,888	1,146	27,944	50,978
Christopher J. Guzy	2012	11,485	1,041	30,628	43,154
	2011	11,225	967	31,850	44,042
	2010	11,000	888	37,611	49,499

(A)

The amounts in this table were paid in Canadian dollars with the exception of Mr. Foulds, who was paid in United States dollars, which were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012. The retirement benefits paid for Mr. Foulds were US$14,779, US$22,000, and US$22,000 for 2012, 2011, and 2010, respectively. No defined benefit pension plan benefits were earned in 2012, 2011 and 2010 as the plan was frozen on December 31, 2009.

The insurance premiums for Mr. Foulds were US$578, US$848, and US$1,152 for 2012, 2011, and 2010, respectively. The “other” compensation paid for Mr. Foulds were US$85,753, US$29,846, and US$28,087 for 2012, 2011, and 2010, respectively. Included in “other” compensation paid for Mr. Foulds are consulting fees of US$31,002 paid after his retirement in July 2012.

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(B)	Includes automobile allowances, temporary living and travel allowances, financial planning services and medical and health benefits.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2012)

	Option-Based Awards				Share-Based Awards
	Number of			Value of
	Securities			Unexercised
	Underlying	Option		In-The-	Number of RSUs	Market or Payout
	Unexercised	Exercise	Option	Money	That Have Not	Value of RSUs That
Named Executive	Options	Price(1)	Expiration	Options(2)	Vested	Have Not Vested(3)
Officer	(#)	(CDN$)	Date	(CDN$)	(#)	(CDN$)
John W. Sheridan	123,762	4.17	May 13, 2015	0	592,861	361,645
	177,295	1.34	Mar. 5, 2016	0
	185,185(4)	2.40	Mar. 12, 2017	0
	344,827(5)	2.10	Mar. 9, 2018	0
	252,808(6)	1.69	Feb. 24, 2019	0
Tony Guglielmin	175,000(7)	1.80	Jun. 14, 2017	0	159,180	97,100
	103,448(8)	2.10	Mar. 9, 2018	0
	60,674(6)	1.69	Feb. 24, 2019	0
Paul Cass	14,000	5.08	Feb 22, 2015	0	150,620	91,878
	50,000	1.34	Mar. 5, 2016	0
	88,888(9)	2.40	Mar. 12, 2017	0
	103,448(8)	2.10	Mar. 9, 2018	0
	60,674(6)	1.69	Feb. 24, 2019	0
William Foulds	16,169	6.62	Feb. 23, 2014	0	149,934	91,142
	28,469	4.97	Feb. 22, 2015	0
	20,000	6.17	Mar. 2, 2015	0
	25,000	6.07	Feb. 24, 2016	0
	76,500	1.00	Mar. 5, 2016	0
	93,750(10)	2.37	Mar. 12, 2017	0
	100,000(11)	2.17	Mar. 9, 2018	0
	60,6746)	1.67	Feb. 24, 2019	0
Christopher J.	42,553	5.08	Feb. 22, 2015	0	150,620	91,878
Guzy	85,101	1.34	Mar. 5, 2016	0
	88,888(9)	2.40	Mar. 12, 2017	0
	103,448(8)	2.10	Mar. 9, 2018	0
	60,6746)	1.69	Feb. 24, 2019	0

(1)

All figures are in Canadian dollars. Where options are exercisable in United States dollars, the exercise price has been converted to Canadian dollars using the Bank of Canada noon rate of exchange on December 31, 2012.

(2)

This amount is based on the difference between the closing price of the Shares underlying the options on the TSX and NASDAQ as at December 31, 2012, and the exercise price of the option. For options with an exercise price in United States dollars, the price was converted to Canadian dollars using the Bank of Canada noon rate of exchange on December 31, 2012. Where the difference is a negative number, the value is deemed to be 0.

(3)

This amount is calculated by multiplying the number of RSUs that have not vested by the closing price of the Shares underlying the RSUs on the TSX as at December 31, 2012, with the exception of Mr. Foulds, whose unvested RSUs were multiplied by the closing price of the Shares underlying the RSUs on the NASDAQ as at December 31, 2012 and then converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012. The United States dollar amount was US$91,609 for Mr. Foulds.

Such amounts may not represent the actual value of the RSUs which ultimately vest, as the value of the Shares underlying the RSUs may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would be not be feasible for the Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

(4)	Comprising 123,456 vested and 61,729 unvested options.

(5)	Comprising 114,942 vested and 229,885 unvested options.

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(6)	Unvested options.

(7)	Comprising 116,666 vested and 58,334 unvested options.

(8)	Comprising 34,482 vested and 68,966 unvested options.

(9)	Comprising 59,258 vested and 29,630 unvested options.

(10)	Comprising 62,500 vested and 31,250 unvested options.

(11)	Comprising 33,333 vested and 66,667 unvested options.

     The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2012 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year
(2012)

	Option-Based Awards –		Non-equity incentive plan
	Value Vested During the	Share-Based Awards – Value	compensation – Value earned
	Year(1)	Vested During the Year(2)	during the year
Named Executive Officer	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan	1,773	0	0
Tony Guglielmin	0	25,982	0
Paul Cass	500	0	0
William Foulds	9,460	0	0
Christopher J. Guzy	851	0	0

(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX on the vesting date and the exercise price of the options on the vesting date, with the exception of Mr. Foulds’ vested options, which were determined by calculating the difference between the market price of the underlying Shares on the NASDAQ on the vesting date and the exercise price of the options on the vesting date, which were then converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012. Where the difference is a negative number the value is deemed to be 0. The United States dollar amount was US$9,508 for Mr. Foulds.

(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX on the vesting date, with the exception of Mr. Foulds’ vested RSUs, which were determined by multiplying the number of Shares by the market value of the underlying Shares on the NASDAQ on the vesting date, which were then converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 31, 2012.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 593,590.

As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2012, there were 1,203,215 RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these RSUs will be determined by the Board at the appropriate time, and they are set to vest (subject to the terms of the Consolidated Share Distribution Plan or Market Purchase RSU Plan) as follows:

Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
John W. Sheridan	133,136	February 23, 2013
	79,365	March 8, 2013
	34,723	March 10, 2013
	133,136	February 23, 2014
	79,365	March 7, 2014
	133,136	February 22, 2015
Tony Guglielmin	31,953	February 23, 2013
	19,048	March 8, 2013
	25,226	June 14, 2013
	31,953	February 23, 2014
	19,048	March 7, 2014
	31,952	February 22, 2015
Paul Cass	31,953	February 23, 2013
	19,048	March 8, 2013
	16,666	March 10, 2013
	31,953	February 23, 2014
	19,048	March 7, 2014

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Named Executive Officer	Number of RSUs That Have Not Vested	Vesting Date
	31,952	February 22, 2015
William Foulds	32,143	February 23, 2013
	18,349	March 8, 2013
	16,807	March 10, 2013
	32,143	February 23, 2014
	18,349	March 7, 2014
	32,143	February 22, 2015
Christopher J. Guzy	31,953	February 23, 2013
	19,048	March 8, 2013
	16,666	March 10, 2013
	31,953	February 23, 2014
	19,048	March 7, 2014
	31,952	February 22, 2015

PENSION PLAN BENEFITS

     None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation. Mr. Foulds retains a frozen retirement benefit under a previously active Defined Benefits Plan. Upon his retirement Mr. Foulds commenced collecting a benefit from this plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

     Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

The annual salary paid(5) to each of our Named Executive Officers under their employment agreements for 2012 was as follows: Mr. Sheridan received C$530,000, Mr. Guglielmin received C$310,000, Dr. Guzy received C$310,000, Mr. Cass received C$265,000 and Mr. Foulds received C$141,576. Upon his retirement, Mr Foulds stopped receipt of his executive salary, but did receive an additional C$30,844 in fees related to a limited consulting agreement for the 2nd half of the year, which is included in “All Other Compensation” in the Summary Compensation Table.

     Pursuant to these employment agreements, we can terminate a Named Executive Officer’s employment immediately, without any required period of notice or payment in lieu thereof, for just cause, upon the death of the executive, or if the executive does not renew any required work permits. In every other circumstance, other than one following a change of control, we are required to provide notice of 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period.

     All of the employment contracts for the Named Executive Officers include a "double-trigger" in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within 2 years following the date of a change of control, the executive is entitled to a payment equivalent to payment in lieu of a 24 month notice period. For these purposes, a "change of control" under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;
____________________

(5)

All figures are in Canadian dollars. However, Mr. Foulds is compensated in US dollars and for the purpose of this disclosure his amounts were converted into Canadian dollars using the Bank of Canada noon rate of exchange on December 31, 2012.

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(b)

the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the shareholders for election to the Board by a majority of the Directors;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)	Ballard is involved in any business combination that results in Ballard’s shareholders owning less than one-half of the voting shares of the combined entity.

In addition, the CEO’s employment agreement includes an additional element in a Change of Control situation, whereby the 2nd trigger can be initiated should he no longer be included on the slate of directors in the annual Management Proxy Circular.

Equity-Based Compensation Plans

     The Option Plan provides that, if a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period). In the event of termination other than for just cause, the CEO has the discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard and to accelerate the vesting of unvested options that would have otherwise vested during that period in the next year (in effect, enabling the continuance of the options during a notice period).

     All Ballard RSUs awarded under either the SDP or the Market Purchase RSU Plan expire on the last day on which the participant works for Ballard or any of its subsidiaries (other than by reason of death/disability or being retired).

     DSUs will be redeemed for Shares under the SDP by no later than December 31 of the first calendar year commencing after the holder’s employment with Ballard and its subsidiaries is terminated, except in the case of US holders, whose DSUs will be redeemed for Shares approximately 6 months after termination of employment.

     The Option Plan provides for the acceleration of vesting of options upon a change of control, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Ballard’s shares and in respect of which the Board approves the acceleration of options;

(b)	any person or persons acting in concert acquiring at least two-thirds of the outstanding Shares;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)	Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or

(e)	any other transaction, a consequence of which is to privatize Ballard is approved by Ballard security holders or, if such approval is not required, is approved by Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

     Under the SDP and the Market Purchase RSU Plan, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of

41

the restriction period applicable to RSUs such that holders will become immediately entitled to receive Shares in respect of their RSUs (subject to satisfaction of any performance criteria or other conditions specified in the award).

     The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive on the termination of his employment, without just cause, on December 31, 2012, the amount such person would have been entitled to if a change of control occurred on December 31, 2012 and the amount such person would have been entitled to receive on the termination of his employment, without just cause, on December 31, 2012 if that termination occurred following a change in control.

	Triggering Event
			Termination of Employment
Named Executive Officer	Termination of Employment (2)	Change of Control (3)	following Change of Control
	(CDN$)(1)	(CDN$)(1)	(CDN$)(1)
John W. Sheridan
Severance	$1,431,000	$0	$1,908,000
Other benefits	$68,840	$0	$116,786
Accelerated vesting	$0	$361,645	$0
Total	$1,499,840	$361,645	$2,024,786
Tony Guglielmin
Severance	$578,667	$0	$992,000
Other benefits	$50,519	$0	$111,604
Accelerated vesting	$0	$97,098	$0
Total	$629,186	$97,098	$1,103,604
Christopher J. Guzy
Severance	$785,333	$0	$992,000
Other benefits	$91,769	$0	$142,434
Accelerated vesting	$0	$91,878	$0
Total	$877,102	$91,878	$1,134,434
Paul Cass
Severance	$494,667	$0	$848,000
Other benefits	$91,125	$0	$181,214
Accelerated vesting	$0	$91,878	$0
Total	$585,792	$91,878	$1,029,214

(1)	All values are in Canadian dollars.

(2)	Based on accrued service to December 31, 2012.

(3)

All options and RSUs vest immediately upon a change of control. Value shown equals, in the case of RSUs, the price of the underlying Shares on December 31, 2012 multiplied by the number of RSUs,. There is no value attributable to options.

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DIRECTOR COMPENSATION

     Our Corporate Governance Committee has the responsibility for determining compensation for our Directors. The committee has determined that the principal method of compensating Directors should be through an annual retainer and meeting fees. Directors have not been issued any stock options in the last 5 years, and there is no current intention to do so in the future.

     The objective of the committee is to ensure that the annual retainer and meeting fees paid to Directors is commensurate with the high quality of candidates Ballard has enjoyed in the past and expects in the future. As a result, the committee seeks to provide compensation for directors at approximately the 50% mark for the comparator group of North American companies. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2011, the committee retained Towers Watson to provide independent compensation analysis and advice related to director compensation. Based on Towers Watson’s report in December 2011, which utilized the same comparator group of companies as those used for the Executive Compensation benchmarking study, the compensation provided to directors is slightly lower than the 50% mark. In 2009, in support of the Corporation's cost reduction initiatives, on the recommendation of the Committee, the Board decided to reduce the retainer fees for both the Chair and other Board members. The Board Chair also voluntarily decided to forego meeting fees for Board meetings, effectively making his annual retainer an 'all-in' fee. Effective June 1, 2012, based on the Towers Watson report the Board raised its retainer fees to better approximate the median of the market comparators, raising the annual Board chair retainer from $138,000 to $140,000; the annual Board retainers for other directors from $40,000 to $65,000; and annual retainers for Committee Chairs will be normalised at $10,000. At the same time, the use of DSUs as partial compensation for Board and committee retainers was reinstituted.

     The Board sets annual focus priorities and reviews its performance against those priorities.

     In 2012, compensation was earned by the directors as follows(1):

Fees Earned
Name	(CDN$)(2)
Ian A. Bourne	139,167
Douglas P. Hayhurst	70,917
Edwin J. Kilroy	106,133
Dr. C.S. Park	75,646
David J. Smith	36,900
Carol M. Stephenson	52,834
David B. Sutcliffe	89,783
Mark A. Suwyn	27,725
Douglas W.G. Whitehead	26,517

(1)

All figures are in Canadian dollars. However, the compensation paid to Dr. Park and Mr. Suwyn were actually paid in United States dollars. The United States dollar amounts were US$76,033 and US$27,867 for Dr. Park and Mr. Suwyn, respectively. The United States dollar amounts were converted into Canadian dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2012.

(2)	Represents the aggregate retainers and attendance fees paid:

Compensation
			Board and Committee
	Board Retainer	Committee Retainer	Attendance Fees	Total Compensation
Director	(CDN$)	(CDN$)	(CDN$)	(CDN$)
Ian A. Bourne	139,167	N/A	N/A	139,167
Douglas P. Hayhurst	37,917	0	33,000	70,917
Edwin J. Kilroy	54,583	11,250	40,300	106,133
Dr. C.S. Park	54,305	1,244	20,097	75,646
David J. Smith	22,083	2,917	11,900	36,900

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Carol M. Stephenson	37,917	2,917	12,000	52,834
David B. Sutcliffe	54,583	10,000	25,200	89,783
Mark A. Suwyn	16,582	1,492	9,651	27,725
Douglas W.G. Whitehead	16,667	1,250	8,600	26,517

All figures are in Canadian dollars. However, the compensation paid to Dr. Park and Mr. Suwyn were actually paid in United States dollars and converted into Canadian dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 31, 2012. The United States dollar amounts in respect of Board Retainer were US$54,583 and US$16,667 for Dr. Park and Mr. Suwyn, respectively. The United States dollar amounts in respect of Committee Retainer were US$1,250 and US$1,500 for Dr. Park and Mr. Suwyn, respectively. The United States dollar amounts in respect of Board and Committee Attendance Fees were US$20,200 and US$9,700 for Dr. Park and Mr. Suwyn, respectively.

     We remunerate directors who are not executive officers for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors effective June 1, 2012(1):

C$(1)
Annual Retainer (Non-Executive Chair of the Board)	$140,000
Annual Retainer (Director)	$60,000
Annual Retainer (Committee Chairs)	$10,000
Committee Meeting Attendance Fee (per meeting)	$1,500
Board Meeting Attendance Fee (per meeting)	$1,500

(1)	The majority of compensation is paid in Canadian dollars. However, Dr. Park’s compensation is payable in United States dollars and he received the following amounts:

Annual Retainer (Director)	US$60,000
Committee Meeting Attendance Fee (per meeting)	US$1,500
Board Meeting Attendance Fee (per meeting)	US$1,500

     At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board or committees.

     Directors are also reimbursed for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of U.S.$2,250 (or C$2,250 in the case of a non-United States resident), in recognition of the additional time required to travel to and from the meeting or meetings.

     Historically, we have satisfied our Chair’s annual retainer by utilizing up to 1/3 cash and the remainder in equity-based compensation, and our Directors’ annual retainers by utilizing 100% in equity-based compensation. In 2003, we ceased the practice of annual grants of share options to our independent Directors.

     Commencing on June 1, 2012, the mix of cash and compensation was adjusted, such that the Chair now receives 50% cash and 50% DSUs for his annual retainer, with the other directors receiving Committee Chair fees 100% in DSUs and annual retainer fees in a cash/DSU mix (approx. 40%/60%).

     Directors are entitled to participate in the deferred share unit section for directors (the "DSU Plan for Directors") in the SDP. Each DSU is convertible into one Share. The number of DSUs to be credited to a Director is determined quarterly by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any

44

country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. For the Directors, DSUs are credited to an account maintained for each eligible person by Ballard at the time specified by the Board (DSUs are granted in equal instalments over the course of a year, at the end of each quarter). However, a DSU is not redeemed until the Director leaves the Board, and its value on redemption will be based on the value of our Shares at that time. The SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors.

INCENTIVE PLAN AWARDS

     The following table sets forth all option-based and share-based awards granted to our non-executive directors that are outstanding as of December 31, 2012.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2012)

	Option-Based Awards
	Number of Securities			Value of Unexercised
	Underlying			In-The-Money
	Unexercised Options	Option Exercise Price(1)		Options(2)
Name	(#)	(CDN$)	Option Expiration Date	(CDN$)
Ian A. Bourne	0	–	–	–
Edwin J. Kilroy	0	–	–	–
Dr. C.S. Park	0	–	–	–
Doug Hayhurst	0	–	–	–
David B. Sutcliffe	0	–	–	–
Carol Stephenson	0	–	–	–

(1)	All figures are in Canadian dollars.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 31, 2012, and the exercise price of the option. Where the difference is a negative number the value is deemed to be 0.

     No incentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2012.

     Directors are not permitted to hedge the market value of the Company securities they hold.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table sets out, as of December 31, 2012, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Number of Securities Remaining
	Number of Securities to be	Weighted -Average Exercise	Available for Future Issuance
	Issued Upon Exercise of	Price of Outstanding	Under Equity Compensation
	Outstanding Options,	Options, Warrants and	Plans excluding securities
	Warrants and Rights (#)	Rights (CDN$)	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity-based compensation plans
approved by security holders	8,310,038 (1)	2.66	870,109
Equity-based compensation plans
not approved by security holders	Nil	N/A	N/A
Total	8,310,038	2.66	870,109

(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the "DSU Plans") will be satisfied with Shares reserved under the SDP or any successor plan.

45

     For a detailed description of our equity-based compensation plans, see Appendix "D" and "E" of this Management Proxy Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 10, 2013, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$245,000 for 2012 and US$245,000 for 2011. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$30 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$0 to US$200,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

     Additional information relating to us is included in the following public filings, which are incorporated by reference (the "Incorporated Documents") into, and form an integral part of, this Management Proxy Circular:

  Annual Information Form dated March 15, 2013;

  Audited Annual Financial Statements for the year ended December 31, 2012 together with the auditors’ report thereon; and

  Management's Discussion and Analysis for the year ended December 31, 2012.

     Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

     Any shareholder who intends to present a proposal at our 2014 annual shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

  must be received by us no later than January 9, 2014; and

  must comply with the requirements of section 137 of the Canada Business Corporations Act.

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     We are not obligated to include any shareholder proposal in our proxy materials for the 2014 annual shareholders’ meeting if the proposal is received after the January 9, 2014 deadline.

APPROVAL BY THE BOARD

     Our Board has approved the contents and the sending of this Management Proxy Circular to the shareholders of the Corporation.

BY ORDER OF THE BOARD

/s/ Kerry Hillier

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

Dated: April 10, 2013

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DEFINED TERMS

     In this Management Proxy Circular:

"Ballard", "Corporation", "we", "us" and "our" refer to Ballard Power Systems Inc.

"Beneficial Shareholders" means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

"Board" means the board of directors of Ballard.

"C$" refers to Canadian currency.

“CBCA” means the Canadian Business Corporations Act.

“Equity-based Compensation Plans” means the Option Plan and the SDP.

"DSU" means deferred share unit.

"$" or "dollars" refer to United States currency unless specifically stated otherwise.

"Meeting" means the 2012 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

"NASDAQ" means the NASDAQ Global Market.

“Option Plan” means the Corporation’s consolidated share option plan, the principal terms of which are set out in Appendix "D".

"Record Date" means 5:00 p.m. Pacific Daylight Time on April 10, 2013.

"Registered Shareholders" means registered holders of our Shares on the Record Date.

"RSU" means restricted share unit.

“SDP” means the Corporation’s consolidated share distribution plan, the principal terms of which are set out in Appendix "E".

“SEC” means the U.S. Securities and Exchange Commission

"Shares" means common shares without par value in the capital of Ballard.

"TSX" means the Toronto Stock Exchange.

"US$" refers to United States currency.

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APPENDIX "A"
RESOLUTION TO APPROVE SHARE CONSOLIDATION

     RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	The Corporation is hereby authorized to amend its articles of incorporation to provide that:

	A.	the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation without par value on the basis of a consolidation ratio to be selected by the Corporation’s Board of Directors, in its sole discretion, provided that:

		i.	the ratio may be no smaller than one post-consolidation share for every three pre-consolidation shares and no larger than one post-consolidation share for every seven pre-consolidation shares, and

		ii.	the number of pre-consolidation shares in the ratio must be a whole number of shares;

	B.	if the consolidation would otherwise result in the issuance of a fractional share, no fractional share will be issued and such fraction will be rounded down to the nearest whole number; and

	C.	the effective date of such consolidation will be the date shown in the certificate of amendment issued by the Director under the Canadian Business Corporations Act or such other date indicated on the articles of amendment provided that, in any event, such date will be prior to June 4, 2014.

2.	Any director or officer of the Corporation is hereby authorized to do all such acts and execute and deliver all such documents as may be necessary to give effect to this special resolution, including, without limitation, the determination of the effective date of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Canadian Business Corporations Act, the execution of any document or the doing of any such other act or thing being conclusive evidence of such determination.

3.	Notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the shareholders of the Corporation, to revoke this special resolution at any time before a certificate of amendment is issued by the Director.

A-1

APPENDIX "B"
BY-LAW NO. 2
ADVANCE NOTICE BY-LAW
(ADOPTED BY THE BOARD OF DIRECTORS ON MARCH 15, 2013)

Article 1
NOMINATION OF DIRECTORS

Section 1.1 Only persons who are nominated in accordance with the procedures set out in this Section 1.1 shall be eligible for election as directors to the board of directors (the "Board") of the Corporation. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act (the "Act") or a requisition of shareholders made in accordance with the provisions of the Act; or

(c)	by any person entitled to vote at such meeting (a "Nominating Shareholder"), who: (A) is, at the close of business on the date of giving notice provided for in Section 1.3 below and on the record date for notice of such meeting, either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in this Section 1.1.

Section 1.2 For the avoidance of doubt, the foregoing Section 1.1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.3 For a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the corporate secretary of the Corporation at the principal executive offices of the Corporation:

(a)	in the case of an annual meeting of shareholders, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting: provided, however, if the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such annual meeting is made by the Corporation; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation.

Section 1.4 The time periods for giving of a Timely Notice shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the annual or special meeting, as applicable. In no event shall an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof commence a new time period for the giving of a Timely Notice.

Section 1.5 To be in proper written form, a Nominating Shareholder's notice to the corporate secretary must comply with all the provisions of this Section 1.5 and:

(a)	disclose or include, as applicable, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):

	(i)	their name, age, business and residential address, principal occupation or employment for the past five years, status as a "resident Canadian" (as such term is defined in the Act);

	(ii)	their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date (s) on which such securities were acquired;

	(iii)	any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

	(iv)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law; and

	(v)	a duly completed personal information form in respect of the Proposed Nominee in the form prescribed by the principal stock exchange on which the securities of the Corporation are then listed for trading; and

(b)	disclose or include, as applicable, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

	(i)	their name, business and residential address, direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date(s) on which such securities were acquired;

	(ii)	their interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Corporation or the person's economic exposure to the Corporation;

	(iii)	any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board;

	(iv)	any direct or indirect interest of such person in any contract with the Corporation or with any of the Corporation's affiliates or principal competitors;

	(v)	a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

	(vi)	a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

	(vii)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law; and

(c)	be accompanied by a written consent duly signed by each Proposed Nominee to being named as a nominee and to serve as a director of the Corporation, if elected.

Section 1.6 Despite any other provision in the by-laws of the corporation relating to giving of notice, any notice, or other document or information required to be given to the corporate secretary pursuant to this Section 1.6 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the corporate secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Section 1.7 Additional Matters

(a)	The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Section, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(b)	Despite any other provision of this Section, if the Nominating Shareholder (or a qualified representative of the shareholder) does not appear at the meeting of shareholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(c)	Nothing in this Section shall obligate the Corporation or the Board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or Board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

(d)	The Board may, in its sole discretion, waive any requirement of this Section.

(e)	For the purposes of this Section "public announcement" means disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

Article 2
ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS

Section 2.1 No business may be transacted at an annual or special meeting of shareholders other than business that is either (i) specified in the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the meeting by or at the direction of the Board, or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in Section 2.2 below.

Section 2.2 For business to be properly brought before a meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation's management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall also comply with the requirements of Article 1.

APPENDIX "C"
BOARD MANDATE

PURPOSE

The board of directors (the "Board") is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions. In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a Board member.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than five and no more than fifteen directors.

B.	The Board will have a majority of independent directors.

C.	The Board will appoint its own Chair.

MEETINGS

D.	Meetings of the Board will be held as required, but at least four times a year.

E.	The Board will appoint its own Secretary, who need not be a director. The Secretary, in conjunction with the Chair of the Board, will draw up an agenda, which will be circulated in advance to the members of the Board along with the materials for the meeting. The Secretary will be responsible for taking and keeping the Board’s meeting minutes.

F.	As set out in the By-laws of the Corporation, meetings will be chaired by the Chair of the Board, or if the Chair is absent, by a member chosen by the Board from among themselves.

G.	If all directors consent, and proper notice has been given or waived, a director or directors may participate in a meeting of the Board by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by any such means is deemed to be present at that meeting.

H.	The Board will conduct an in-camera session excluding management at the end of each Board meeting.

I.	A majority of directors constitute a quorum.

J.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.

DUTIES AND RESPONSIBILITIES

K.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer ("CEO"), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Human Resources & Compensation Committee, the Board is also responsible for appointing all officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

L.	Corporate Strategy

The Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors throughout the year the progress made against these goals.

In addition, the Board approves key transactions, which have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board before completion.

M.	Fiscal Management and Reporting

The Board monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with generally accepted accounting principles. The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the Board reviews and approves the Annual Report, which is sent to shareholders of the Corporation and describes the achievements and performance of the Corporation for the preceding year.

N.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

O.	Statutory Requirements

The Board is responsible for approving all matters, which require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

P.	Formal Board Evaluation

The Board, through a process led by the Corporate Governance Committee, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Chair of the Board. The Corporate Governance Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve Board effectiveness. The Corporate Governance Committee discusses the results of the evaluation and the recommended improvements with the full Board. The Board also sets annual effectiveness goals and tracks performance against those goals. In addition, each individual director’s performance is evaluated and reviewed regularly.

Q.	Risk Management

The Board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The Board is also responsible for the integrity of the Corporation’s internal controls and management information systems.

R.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report, which contains a summary of the feedback and common enquiries received from shareholders, as well as a Board e-mail address, which has been set up for the public to submit messages to the Board.

APPENDIX "D"
DESCRIPTION OF OPTION PLAN

     All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan. Former Ballard employees who were transferred to AFCC Automotive Fuel Cell Cooperation Corp. ("AFCC") on January 31, 2008 (the "Transferred Employees") are also permitted to participate in the Option Plan for so long as they remain employees of AFCC. New Ballard options may not be granted to Transferred Employees under either the Option Plan or the prior option plans.

     As at April 10, 2013, the total number of Shares issued and reserved and authorized for issue under the Option Plan was 7,437,971 Shares, representing 7.5% of the issued and outstanding Shares as of April 10, 2013.

     The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

     The Option Plan limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

     In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

     Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

     The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX on the last trading day before the date the option is granted.

     Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

     If an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Shares; (b) any person or persons acting in concert acquire at least two-thirds of Shares; (c) there is a disposition of all or substantially all of Ballard’s assets; (d) Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

     The Option Plan also contains a "double trigger" in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

     Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(b)	if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

	(i)	because of his or her death, for one year after the optionee dies;

	(ii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

	(iii)	other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

     In the event that the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iv) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

     In the event that an optionee becomes "totally disabled" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

     Similarly, if an optionee becomes "retired" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

     If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

     The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the term, termination, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction in the exercise price of an option or the cancellation and reissuance of options;

	(iii)	an extension of the expiry date of an outstanding option;

	(iv)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(v) an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

(vi) permitting options to be transferable or assignable other than for normal course estate settlement purposes; or

(vii) a change to the amendment provisions of the plan;

(c)	the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)	any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;

(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

     Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX "E"
DESCRIPTION OF SDP

     The SDP is a single plan divided into the following three principal sections:

(a)	A deferred share unit section for senior executives (the "DSU Plan for Executive Officers"). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.

(b)	A deferred share unit section for directors (the "DSU Plan for Directors"). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

(c)	A restricted share unit section (the "RSU Plan"). All employees (excluding non-executive directors) are eligible to participate in the RSU Plan.

The vesting of RSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each RSU is convertible into one Share, which will be issued under the SDP.

A "double trigger" is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of an RSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of RSUs to assist the holder to tender into the take-over bid.

In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

If any performance criteria or other conditions specified in an award of RSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the RSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those RSUs.

All RSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries (or, in the case of a Transferred Employee, AFCC or its subsidiaries) except that,

(a)	in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into Shares; and

(b)	if the participant is retired, the vesting of RSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

RSUs cannot be assigned other than by will or the laws of descent and distribution.

Under the SDP, the Board can elect to satisfy the conversion of RSUs through Ballard Shares purchased on the open market.

     As of April 10, 2013, the total number of Shares issued and reserved and authorized for issue under the SDP was 1,196,069 Shares, representing 1.2% of the issued and outstanding Shares as of April 10, 2013.

     The SDP limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

     Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

     The SDP does not limit the number of DSUs that can be issued to executive officers.

     The SDP does not limit the number of RSUs that can be issued to any one participant.

     Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

     The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any RSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or RSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or RSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

	(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;

	(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a RSU;

	(v)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

	(vii)	permitting DSUs or RSUs to be transferable or assignable other than for normal course estate settlement purposes; or

	(viii)	a change to the amendment provisions of the plan;

(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

	(i)	participate as holders of RSUs at the discretion of the Board;

	(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

	(iii)	increase limits previously imposed on non-employee director participation;

(d)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(e)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or RSU agreement.

FINANCIAL INFORMATION

Management’s Discussion and Analysis

Consolidated Financial Statements

F-1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 20, 2013 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2012. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, are filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and are also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary esenciaTM technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Our business strategy is to establish a sharp focus on key growth opportunities with near-term commercial prospects in our core fuel cell markets, enhanced by our engineering services operating unit to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. To support our business strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue bearing engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. We also utilize a manufacturing facility in Tijuana, Mexico (as of January 1, 2013), research and development facilities in Oregon and Maryland, and sales, manufacturing, and research and development facilities in Hobro, Denmark and Lowell, Massachusetts (disposed of on January 31, 2013).

RECENT DEVELOPMENTS

On January 31, 2013, we completed an agreement to sell substantially all of the assets in our Lowell, Massachusetts based Material Products division for gross cash proceeds of $10.5 million and additional potential proceeds of up to $1.5 million. The additional proceeds of up to $1.5 million are payable in 2014 and 2015 (through a GDL product credit) if the former Material Products division attains certain financial results in 2013. As we were committed to the disposition of the Material Products segment as of December 31, 2012, the Material Products segment has been classified as a discontinued operation in our 2012 consolidated financial statements. As such, the assets of the Material Products segment have been classified as “assets held for sale” and have been measured at the lower of (i) carrying amount and (ii) fair value less costs to sell. Furthermore, the annual operating results of the Material Products segment for both 2012 and 2011 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.

On August 1, 2012 (announced on July 24, 2012), we completed an agreement to acquire key assets and product lines from IdaTech LLC (“Idatech”), a customer of Ballard for the past several years. In exchange for $7.5 million of Ballard shares issued from treasury (7.1 million Ballard shares valued at $1.05 per share based on our share price as of the acquisition date), we acquired Idatech’s key assets including fuel cell systems inventory, prepaid rights to inventory, product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a manufacturing facility in Tijuana, Mexico, and certain property, plant and equipment. Acquired fuel cell systems inventory, prepaid rights to inventory, product lines and intellectual property consist of both direct hydrogen units as well as methanol fuelled units and are designed for deployment as emergency backup power in the networks of wireless telecom service providers. The methanol systems incorporate a fuel reformer to extract hydrogen from a mixture of methanol and water which is then used as feedstock for the fuel cells.

In July 2012, we completed a 7% workforce reduction and an overall curtailment of discretionary spending designed to have a minimal impact on key product development initiatives and our manufacturing capabilities. Total restructuring and related costs of $1.6 million has been recorded in general and administration expense in our third quarter of 2012 financial results.

In June 2011, we obtained an $7.0 million Canadian (revised to $7.3 million Canadian in December 2012) award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 (extended to 2014) to be used to extend the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 for the period from 2010 to 2012 (extended to November 2013) to be used to further develop fuel cell power module technology for the transit bus market. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

In March 2011, we completed a sub-lease agreement with Mercedes-Benz Canada Inc. (“MBC”) for the rental of 21,000 square feet of previously used consolidated production space in our specialized fuel cell manufacturing facility located in Burnaby, British Columbia. This sub-lease is effective from August 1, 2011 until July 31, 2019 and is expected to result in annual savings of approximately $1 million in real estate and related overhead costs.

OPERATING SEGMENTS

We report our results in the following operating segments:

1. Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications, and engineering services for a variety of fuel cell applications; and

2. Contract Automotive: contract manufacturing services (consisting of light-duty automotive FCvelocity 1100 fuel cell products) provided primarily for Daimler AG’s (“Daimler”) Hyway 2/3 programs. With the completion of our manufacturing supply agreement with Daimler in October 2011, this segment ceased to be an ongoing operating segment as of the fourth quarter of 2011 and is now presented for comparative purposes only.

3. Material Products (Discontinued Operation): carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for fuel cells. As a result of the disposition of this segment on January 31, 2013, the Material Products segment has been classified as a discontinued operation as of December 31, 2012.

SELECTED ANNUAL FINANCIAL INFORMATION

Results of Operations	Year ended,
	2012	2011	2010
(Expressed in thousands of U.S. dollars, except per share
amounts and gross margin %)
From continuing operations
Revenues	$43,690	$55,773	$44,055
Gross margin	$7,369	$7,279	$1,670
Gross margin %	17%	13%	4%
Cash Operating Costs (1)	$30,301	$36,969	$40,258
Adjusted EBITDA (1)	$(22,076)	$(27,913)	$(34,011)
Normalized Net Loss (1)	$(31,500)	$(35,448)	$(45,723)
Normalized Net Loss per share	$(0.36)	$(0.42)	$(0.54)
Net loss from continuing operations attributable to Ballard	$(42,070)	$(37,175)	$(37,691)
Net loss per share attributable to Ballard, basic and diluted	$(0.48)	$(0.44)	$(0.45)
From discontinued operations
Revenues	$15,540	$20,236	$20,964
Gross margin	$4,381	$6,606	$8,462
Gross margin %	28%	33%	40%
Cash Operating Costs (1)	$1,889	$2,333	$1,820
Adjusted EBITDA (1)	$3,580	$5,618	$7,848
Net earnings (loss) from discontinued operations	$(65)	$3,755	$6,159
Total
Revenues	$59,230	$76,009	$65,019
Gross margin	$11,750	$13,885	$10,132
Gross margin %	20%	18%	16%
Cash Operating Costs (1)	$32,190	$39,302	$42,078
Adjusted EBITDA (1)	$(18,496)	$(22,295)	$(26,163)
Net loss attributable to Ballard	$(42,135)	$(33,420)	$(31,532)
Net loss per share attributable to Ballard, basic and diluted	$(0.48)	$(0.40)	$(0.37)
Financial Position	At December 31,
	2012	2011	2010
(expressed in thousands of U.S. dollars)
Assets from continuing operations	$116,749	$165,290	$190,027
Assets from discontinued operations	$10,798	$-	$-
Total assets	$127,547	$165,290	$190,027
Cash and cash equivalents	$9,770	$20,316	$51,937
Short-term investments	$12,068	$25,878	$22,508
Bank operating line	$(9,358)	$(4,587)	$-
Net cash reserves	$12,480	$41,607	$74,445

[1] Cash Operating Costs, Adjusted EBITDA, Normalized Net Loss and Normalized Net Loss per share are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

2012 Performance compared to 2012 Revised Business Outlook

  Revenues from continuing and discontinued operations in 2012 of $59.2 million, was consistent with our revised outlook from October 9, 2012 of revenues in 2012 of approximately $60 million.
  Adjusted EBITDA from continuing and discontinued operations in 2012 of ($18.5) million, was consistent with our revised outlook from October 9, 2012 of Adjusted EBITDA in 2012 of approximately ($18) million.

RESULTS OF CONTINUING OPERATIONS – Fourth Quarter of 2012

Revenue and gross margin (from continuing operations)

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Fuel Cell Products	$16,476	$16,872	$(396)	(2%	)
Contract Automotive	-	101	(101)	(100%	)
Revenues	16,476	16,973	(497)	(3%	)
Cost of goods sold	12,789	14,030	(1,241)	(9%	)
Gross Margin	$3,687	$2,943	$744	25%
Gross Margin %	22%	17%	n/a	5 pts

Revenues from continuing operations of $16.5 million for the fourth quarter of 2012 declined (3%), or ($0.5) million, compared to the fourth quarter of 2011 primarily as a result of slight declines in our Fuel Cell Products segment.

In our core Fuel Cell Products segment, fourth quarter of 2012 revenues were down slightly as declines in Motive power and distributed generation revenues were only partially offset by higher backup power and engineering services revenues. The decline in Motive power revenues was driven by lower fuel cell bus revenues as new fourth quarter of 2012 heavy-duty bus shipments to Van Hool NV and others were significantly lower than 2011 shipments to Van Hool NV and UNDP-EMTU Brazil and were also negatively impacted by the completion of our fuel cell bus manufacturing supply agreement with a Daimler subsidiary in October 2011 ($0.4 million impact), combined with lower material handling market revenues as a result of a decline in shipments in support of Plug Power Inc.’s GenDrive™ systems. These declines were partially offset by significantly higher backup power market revenues and higher engineering services revenues. The increase in backup power revenues is as a result of new shipments of hydrogen-based and methanol-based backup power systems due to our recent acquisition of Idatech’s key assets (impact of approximately $3.0 million) combined with an increase in shipments of hydrogen-based backup power stacks. The increase in engineering services revenues is a result of our increased focus on building our engineering services business including ongoing projects with Anglo American Platinum Limited and others.

Gross margins from continuing operations increased to $3.7 million, or 22% of revenues, for the fourth quarter of 2012, compared to $2.9 million, or 17% of revenues, for the fourth quarter of 2011. The overall increase and improvement in gross margin was driven primarily by increased work performed on higher margin engineering services projects at both Ballard and Dantherm Power, by significant sales of hydrogen-based and methanol-based backup power systems acquired from Idatech, and by our ongoing product cost reduction efforts across all of our platforms.

The following table provides a summary of our fourth quarter fuel cell stack and system shipments:

	Three months ended December 31,
	2012	2011	% Change
Material handling	468	799	(41%	)
Backup power	313	124	152%
Other	3	19	(84%	)
Fuel Cell Stack Shipments	784	942	(17%	)
Fuel Cell System Shipments	204	75	172%

Cash Operating Costs (from continuing operations)

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Research and Product
Development (operating cost)	$4,228	$4,084	$144	4%
General and Administrative
(operating cost)	2,709	2,100	609	29%
Sales and Marketing expense	1,951	1,695	256	15%
Operating costs	8,888	7,879	1,009	13%
Less: Stock-based compensation
(expense) recovery	(1,555)	322	(1,877)	(583%	)
Cash Operating Costs	$7,333	$8,201	$(868)	(11%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) from continuing operations for the fourth quarter of 2012 were $7.3 million, a decline of ($0.9) million, or (11%), compared to the fourth quarter of 2011. The 11% reduction in the fourth quarter of 2012 was driven by lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, and by lower research and product development expense due to the redirection of engineering resources to revenue bearing engineering service projects. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

As the Canadian dollar relative to the U.S. dollar was relatively consistent for the fourth quarter of 2012 compared to the fourth quarter of 2011, foreign exchange impacts on our Canadian operating cost base were relatively insignificant. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.3 million to $0.4 million.

While excluded from Cash Operating Costs, stock-based compensation expense declined significantly in the fourth quarter of 2011 to a recovery position, as a result of a downward adjustment to accrued share-based compensation expense as certain outstanding restricted share units failed to meet the vesting criteria and were cancelled.

Adjusted EBITDA (from continuing operations)

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Adjusted EBITDA	$(3,222)	$(4,875)	$1,653	34%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) from continuing operations for the fourth quarter of 2012 was ($3.2) million, an improvement of $1.7 million, or 34%, compared to the fourth quarter of 2011.

The $1.7 million reduction in Adjusted EBITDA loss in the fourth quarter of 2012 was driven by gross margin improvements of $0.7 million as margins improved on a percentage of revenue basis from 17% to 22% primarily as a result of increased work performed on higher margin engineering services projects, combined with lower Cash Operating Costs of $0.9 million primarily as a result of the redirection of engineering resources to revenue bearing engineering service projects and our continued cost optimization efforts across the business.

Net loss attributable to Ballard (from continuing operations)

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Net loss attributable to Ballard from	$(16,809)	$(7,969)	$(8,840)	(111%	)
continuing operations

Net loss attributable to Ballard from continuing operations for the fourth quarter of 2012 was ($16.8) million, or ($0.18) per share, compared to a net loss of ($8.0) million, or ($0.09) per share, in the fourth quarter of 2011. The ($8.8) million increase in net loss for the fourth quarter of 2012 was driven by a Fuel Cell Products goodwill impairment charge of ($10.0) million. Net loss from continuing operations in the fourth quarters of 2012 and 2011 also include impairment charges related to a write-down of manufacturing equipment of ($0.6) million and ($1.7) million, respectively.

Excluding the impact of these impairment charges in continuing operations of ($10.6) million in the fourth quarter of 2012 and ($1.7) million in the fourth quarter of 2011, Normalized Net Loss (see Supplemental Non-GAAP Measures) in the fourth quarter of 2012 would have been comparable to the fourth quarter of 2011.

Net loss attributable to Ballard from continuing operations excludes the net loss attributed to the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest in 2012 and 2011, and the results of discontinued operations. Net loss attributed to non-controlling interests for the fourth quarter of 2012 was ($0.5) million, as compared to ($0.3) million for the fourth quarter of 2011. Net loss from discontinued operations for the fourth quarter of 2012 was ($1.3) million, as compared to net income for the fourth quarter of 2011 of $0.7 million. Net loss from discontinued operations in the fourth quarter of 2012 includes a goodwill impairment charge of ($1.8) million and a write-down of property, plant and equipment of ($0.5) million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Cash (used in) provided by operating	$(535)	$4,066	$(4,601)	(113%	)
activities

Cash used in operating activities in the fourth quarter of 2012 was ($0.5) million, consisting of cash operating losses of ($2.4) million partially offset by net working capital inflows of $1.9 million. Cash provided by operating activities in the fourth quarter of 2011 was $4.1 million, consisting of cash operating losses of ($4.7) million and net working capital inflows of $8.8 million.

The ($4.6) million increase in cash used by operating activities in the fourth quarter of 2012, as compared to the fourth quarter of 2011, was driven by reduced working capital inflows of ($6.9) million partially offset by an decrease in cash operating losses of $2.3 million. The reduction in cash operating losses of $2.3 million is primarily a result of a $1.8 million improvement in Adjusted EBITDA loss from both continuing and discontinued operations. In the fourth quarter of 2012, net working capital cash inflows of $1.9 million were driven by lower inventory of $5.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter, and by higher deferred revenue and cost recovery of $0.9 million as we received the next tranches of SDTC government funding for our distributed generation and bus projects in advance of incurring the related research and product development expenditures. These fourth quarter of 2012 working capital inflows were partially offset by higher accounts receivable of ($2.5) million due primarily to the timing of shipment versus collection of our fuel cell product and service revenues, and by lower accounts payable and accrued liabilities of ($2.6) million due to increased supplier payments made for higher first three quarter of 2012 inventory purchases.

RESULTS OF CONTINUING OPERATIONS – Year ended December 31, 2012

Revenue and gross margin (from continuing operations)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Fuel Cell Products	$43,690	$46,468	$(2,778)	(6%	)
Contract Automotive	-	9,305	(9,305)	(100%	)
Revenues	43,690	55,773	(12,083)	(22%	)
Cost of goods sold	36,321	48,494	(12,173)	(25%	)
Gross Margin	$7,369	$7,279	$90	1%
Gross Margin %	17%	13%	n/a	4pts

Revenues from continuing operations of $43.7 million for 2012 declined (22%), or ($12.1) million, compared to 2011. The ($12.1) million decline was driven by the absence of Contract Automotive segment revenues ($9.3 million impact) as a result of the completion of our light-duty automotive manufacturing supply agreement with Daimler in October 2011 and by lower revenues of $(2.8) million in our core Fuel Cell Products segment.

In our core Fuel Cell Products segment, 2012 revenues declined (6%), or ($2.8) million, to $43.7 million compared to 2011, primarily as a result of significantly lower fuel cell bus revenues combined with slightly lower material handling and distributed generation revenues. The significant decline in fuel cell bus revenues was driven by the completion of our fuel cell bus manufacturing supply agreement with a Daimler subsidiary in October 2011 ($8.7 million impact), combined with lower shipments of heavy-duty fuel cell bus modules primarily as a result of a lack of shipments in 2012 to Brazil. This decline was partially offset by significant increases in both our backup power and engineering services revenues. The significant increase in backup power revenues is as a result of new shipments of hydrogen-based and methanol-based backup power systems due to our recent acquisition of Idatech’s key assets (impact of approximately $5.1 million), combined with an increase in shipments of hydrogen-based backup power systems at Dantherm Power, and by relatively stable shipments of hydrogen-based backup power stacks. The increase in engineering services revenues is a result of our increased focus on building our engineering services business including ongoing projects with Anglo American Platinum Limited and others.

Gross margins from continuing operations increased to $7.4 million, or 17% of revenues, for 2012, compared to $7.3 million, or 13% of revenues, for 2011. The overall increase and improvement in gross margin was driven primarily by increased work performed on higher margin engineering services projects at both Ballard and Dantherm Power, by significant sales of hydrogen-based and methanol-based backup power systems acquired from Idatech, and by our ongoing product cost reduction efforts across all of our platforms.

The following table provides a summary of our fuel cell stack and system shipments for the year:

	Years ended December 31,
	2012	2011	% Change
Material handling	2,022	1,422	42%
Backup power	667	1,238	(46%	)
Other	12	396	(97%	)
Fuel Cell Stack Shipments	2,701	3,056	(12%	)
Fuel Cell System Shipments	399	145	175%

Cash Operating Costs (from continuing operations)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Research and Product
Development (operating cost)	$16,680	$21,038	$(4,358)	(21%	)
General and Administrative
(operating cost)	9,302	9,793	(491)	(5%	)
Sales and Marketing expense	6,901	8,515	(1,614)	(19%	)
Operating costs	32,883	39,346	(6,463)	(16%	)
Less: Stock-based compensation
expense	(2,582)	(2,377)	(205)	(9%	)
Cash Operating Costs	$30,301	$36,969	$(6,668)	(18%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges.

Cash Operating Costs (see Supplemental Non-GAAP Measures) from continuing operations for 2012 were $30.3 million, a decline of $6.7 million, or 18%, compared to 2011. The 18% reduction in 2012 was driven by lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, lower research and product development expense due to the redirection of engineering resources to revenue bearing engineering service projects, the receipt of government funding for certain of our research and product development efforts, and by lower sales and marketing expense due to a corporate leadership restructuring initiated in September 2011. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

As the Canadian dollar relative to the U.S. dollar was relatively consistent for 2012 compared to 2011, foreign exchange impacts on our Canadian operating cost base were relatively insignificant. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.3 million to $0.4 million.

Adjusted EBITDA (from continuing operations)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Adjusted EBITDA	$(22,076)	$(27,913)	$5,837	21%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) from continuing operations for 2012 was ($22.1) million, an improvement of $5.8 million, or 21%, compared to 2011. The $5.8 million reduction in Adjusted EBITDA loss in 2012 was driven by lower Cash Operating Costs of $6.7 million due primarily to lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, and by lower research and product development expense primarily due to the redirection of engineering resources to revenue bearing engineering service projects. Total gross margin was consistent year over year despite the 22% decline in revenues from continuing operations as margins improved on a percentage of revenue basis from 13% to

17% primarily as a result of increased work performed on higher margin engineering services projects, and by our ongoing product cost reduction efforts across all of our platforms. These improvements in Adjusted EBITDA were partially offset by an increase in restructuring charges of ($0.5) million from ($1.4) million in 2011 to ($1.9) million in 2012.

As part of our focus on cost optimization, we have taken steps to reduce our cost base in both 2012 and 2011. In addition to the measures taken in April 2012 to reduce our manufacturing overhead cost pool, we completed a 7% workforce reduction in July 2012 along with other cost reduction activities. During 2011, we completed a corporate leadership restructuring in September 2011 and a Dantherm Power leadership restructuring in March 2011. These actions have resulted in the above noted restructuring charges of ($1.9) million in 2012 and ($1.4) million in 2011.

Net loss attributable to Ballard (from continuing operations)

(Expressed in thousands of U.S. dollars)	Twelve months ended December 31,
	2012	2011	$ Change	% Change
Net loss attributable to Ballard	$(42,070)	$(37,175)	$(4,985)	(13%	)

Net loss from continuing operations attributable to Ballard for 2012 was ($42.1) million, or ($0.48) per share, compared to net loss of ($37.2) million, or ($0.44) per share, in 2011. The ($5.0) million increase in net loss for 2012 was driven by a Fuel Cell Products goodwill impairment charge of ($10.0) million which more than offset improvements in Adjusted EBITDA loss of $5.8 million. Net loss from continuing operations in 2012 and 2011 also includes impairment charges related to a write-down of manufacturing equipment of ($0.6) million and ($1.7) million, respectively.

Excluding the impact of these impairment charges in continuing operations of ($10.6) million in 2012 and ($1.7) million in 2011, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2012 would have improved by $4.0 million, or 11%, as compared to 2011.

Net loss from continuing operations attributable to Ballard excludes the net loss attributed to the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest in 2012 and 2011, and the results of discontinued operations. Net loss attributed to non-controlling interests for 2012 was ($1.3) million, as compared to ($2.7) million for 2011. The reduced loss in 2012 at Dantherm Power is primarily a result of improved gross margins combined with lower operating costs as a result of our continued cost reduction efforts. Net loss from discontinued operations in 2012 was ($0.1) million, as compared to net income in 2011 of $3.8 million. Net loss from discontinued operations in 2012 includes a goodwill impairment charge of ($1.8) million and a write-down of property, plant and equipment of ($0.5) million.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Twelve months ended December 31,
	2012	2011	$ Change	% Change
Cash used in operating activities	$(28,146)	$(33,221)	$5,075	15%

Cash used in operating activities in 2012 was ($28.1) million, consisting of cash operating losses of ($22.2) million and working capital requirements of ($5.9) million. Cash used in operating activities in 2011 was ($33.2) million, consisting of cash operating losses of

($26.5) million and working capital requirements of ($6.7) million. The $5.1 million, or 15%, decline in cash used by operating activities in 2012 as compared to 2011 was driven by reductions in cash operating losses of $4.3 million combined with lower working capital requirements of $0.8 million.

The reduction in cash operating losses of $4.3 million is primarily a result of the 17%, or $3.8 million, improvement in Adjusted EBITDA from both continuing and discontinued operations. Total working capital requirements of ($5.9) million in 2012 were driven by lower accounts payable and accrued liabilities of ($10.5) million due to increased supplier payments made for higher fourth quarter of 2011 and first three quarter of 2012 inventory purchases combined with the payment of accrued 2011 annual employee bonuses, partially offset by lower inventory of $4.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter of 2012.

RESULTS OF DISCONTINUED OPERATIONS – Fourth Quarter of 2012

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Revenues	$4,783	$4,023	$760	19%
Cost of goods sold	3,265	2,824	441	16%
Gross margin	1,518	1,199	319	27%
Operating expenses	(495)	(488)	(7)	(1%	)
Impairment charge on	(500)	-	(500)	(100%	)
property, plant and
equipment
Impairment charge on	(1,815)	-	(1,815)	(100%	)
goodwill
Income taxes	(7)	(30)	23	77%
Net earnings (loss)	$(1,299)	$681	$(1,980)	(291%	)
from discontinued
operations

Revenues from the discontinued Material Products segment in the fourth quarter of 2012 of $4.8 million increased 19%, or $0.8 million, as a result of higher shipments of fuel cell GDL products and relatively stable shipments of carbon friction material products.

Impairment charges in 2012 were determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we recorded a ($1.8) million write-off of Material Products goodwill and a ($0.5) million write-down of property, plant and equipment in the fourth quarter of 2012.

RESULTS OF DISCONTINUED OPERATIONS – Year ended December 31, 2012

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Revenues	$15,540	$20,236	$(4,696)	(23%	)
Cost of goods sold	11,159	13,630	(2,471)	(18%	)
Gross margin	4,381	6,606	(2,225)	(34%	)
Operating expenses	(2,053)	(2,602)	549	21%
Impairment charge on	(500)	-	(500)	(100%	)
property, plant and
equipment
Impairment charge on	(1,815)	-	(1,815)	(100%	)
goodwill
Income taxes	(78)	(249)	171	69%
Net earnings (loss)	$(65)	$3,755	$(3,820)	(102%	)
from discontinued
operations

Revenues from the discontinued Material Products segment in 2012 of $15.5 million were down (23%), or ($4.7) million as a result of lower shipments of both fuel cell GDL products and carbon friction material products. Fuel cell GDL product shipments were negatively impacted by ongoing technical issues experienced by a third party fuel cell customer unrelated to our GDL products, whereas carbon friction material product shipments were negatively impacted by the timing of customer programs and inventory levels.

Impairment charges in 2012 were determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we recorded a ($1.8) million write-off of Material Products goodwill and a ($0.5) million write-down of property, plant and equipment in the fourth quarter of 2012.

OPERATING EXPENSES AND OTHER ITEMS FROM CONTINUING OPERATIONS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2012	2011	$ Change	% Change
Research and product development expense	$4,677	$5,041	$(364)	(7%	)
Less: depreciation and amortization expense	$(449)	$(957)	$508	53%
Research and product development (operating	$4,228	$4,084	$144	4%
cost)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Research and product development	2012	2011	$ Change	% Change
Research and product development expense	$19,273	$24,896	$(5,623)	(23%	)
Less: depreciation and amortization expense	$(2,593)	$(3,858)	$1,265	33%
Research and product development (operating	$16,680	$21,038	$(4,358)	(21%	)
cost)

Research and product development expenses for the three months ended December 31, 2012 were $4.7 million, a decrease of ($0.4) million, or 7%, compared to the corresponding period of 2011. Excluding depreciation and amortization expense of ($0.4) million and ($1.0) million, respectively, research and product development expense was effectively flat compared to the fourth quarter of 2011. Reductions in 2012 as a result of the redirection of engineering resources to revenue bearing engineering service projects were offset by higher share-based compensation expense due to a downward adjustment to accrued share-based compensation expense for 2011 that was recorded in the fourth quarter of 2011.

Research and product development expenses for the year ended December 31, 2012 were $19.3 million, a decrease of ($5.6) million, or 23%, compared to 2011. Excluding depreciation and amortization expense of ($2.6) million and ($3.9) million, respectively, research and product development expense declined ($4.4) million, or 21%, compared to 2011. The 21% reduction in 2012 was primarily as a result of the redirection of engineering resources to revenue bearing engineering service projects, by the receipt of government funding for certain of our research and product development efforts, and by lower operating costs across the business due to our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, partially offset by higher share-based compensation expense in 2012.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2012	2011	$ Change	% Change
General and administrative expense	$3,419	$2,256	$1,163	52%
Less: Depreciation and amortization expense	$(55)	$(77)	$22	29%
Less: Restructuring charges	$-	$(79)	$79	100%
Less: Acquisition and integration costs	$(91)	$-	$(91)	n/a
Less: Financing charges	$(564)	$-	$(564)	n/a
General and administrative (operating cost)	$2,709	$2,100	$609	29%

(Expressed in thousands of U.S. dollars)	Years ended December 31,
General and administrative	2012	2011	$ Change	% Change
General and administrative expense	$12,306	$11,455	$851	7%
Less: Depreciation and amortization expense	$(235)	$(306)	$71	23%
Less: Restructuring charges	$(1,931)	$(1,356)	$(575)	(42%	)
Less: Acquisition and integration costs	$(274)	$-	$(274)	n/a
Less: Financing charges	$(564)	$-	$(564)	n/a
General and administrative (operating cost)	$9,302	$9,793	$(491)	(5%	)

General and administrative expenses for the three months ended December 31, 2012 were $3.4 million, an increase of $1.2 million, or 52%, compared to the corresponding period of 2011. Excluding acquisition and integration costs related to the Idatech acquisition of ($0.1) million and financing charges of ($0.6) million related to withdrawn financing efforts, general and administrative expense was $2.7 million, an increase of $0.6 million, or 29%, compared to the fourth quarter of 2011. The 29% increase in the fourth quarter of 2012 was due primarily to higher share-based compensation expense as a result of a downward adjustment to accrued share-based compensation expense for 2011 that was recorded in the fourth quarter of 2011. General and administrative expenses also include impairment losses on trade receivables of ($0.2) million and ($0.3) million, respectively, in the fourth quarters of 2012 and 2011.

General and administrative expenses for the year ended December 31, 2012 were $12.3 million, an increase of $0.9 million, or 7%, compared to 2011. Excluding restructuring charges of ($1.9) million and ($1.4) million, respectively, depreciation and amortization expense of ($0.2) million and ($0.3) million, respectively, and 2012 acquisition and integration costs related to the Idatech acquisition of ($0.3) million and financing charges of ($0.6) million related to withdrawn financing efforts, general and administrative expense, general and administrative expense was $9.3 million, a decrease of ($0.5) million, or 5%, compared to 2011. The 5% reduction in 2012 was primarily as result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, partially offset by higher share-based compensation expense in 2012. General and administrative expenses also include impairment losses on trade receivables of ($0.2) million and ($0.3) million, respectively, in 2012 and 2011.

Restructuring charges of ($1.9) million in 2012 relate primarily to the 7% workforce reduction initiated in July 2012 and a minor restructuring focused on manufacturing overhead cost reduction initiated in April 2012. Restructuring charges of ($1.4) million in 2011 relate primarily to a corporate leadership restructuring initiated in September 2011 and a Dantherm Power leadership restructuring initiated in March 2011.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2012	2011	$ Change	% Change
Sales and marketing expense	$1,951	$1,695	$256	15%

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Sales and marketing	2012	2011	$ Change	% Change
Sales and marketing expense	$6,901	$8,515	$(1,614)	(19%	)

Sales and marketing expenses for the three months ended December 31, 2012 were $2.0 million, an increase of $0.3 million, or 15% compared to the corresponding period of 2011. The 15% increase in the fourth quarter of 2012 is as a result of increased investment in sales and marketing capacity in the backup power market due to our acquisition of the Idatech assets in August 2012, combined with higher share-based compensation expense due to a downward adjustment to accrued share-based compensation expense for 2011 that was recorded in the fourth quarter of 2011.

Sales and marketing expenses for the year ended December 31, 2012 were $6.9 million, a decrease of $1.6 million, or 19% compared to 2011. The 19% reduction in 2012 was primarily as a result of our continued cost reduction efforts across the business which included a 7% workforce reduction initiated in July 2012 and a corporate leadership restructuring initiated in September 2011, partially offset by increased investment in sales and marketing capacity in the backup power market due to our acquisition of the Idatech assets in August 2012.

Finance income (loss) and other for the three months and year ended December 31, 2012 was $0.2 million and $0.1 million, respectively, compared to $0.1 million and $0.2 million, respectively, for the corresponding periods of 2011. The following tables provide a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2012	2011	$ Change	% Change
Employee future benefit plan expense	$(29)	$(37)	$8	22%
Investment and other income	48	77	(29)	(38%	)
Foreign exchange gain (loss)	148	38	110	289%
Finance income (loss) and other	$167	$78	$89	114%

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2012	2011	$ Change	% Change
Employee future benefit plan expense	$(29)	$(37)	$8	22%
Investment and other income	238	303	(65)	(21%	)
Foreign exchange gain (loss)	(178)	(71)	(107)	(151%	)
Finance income (loss) and other	$31	$195	$(164)	(84%	)

Employee future benefit plan expense for the three months and years ended December 31, 2012 and 2011 were nominal. Employee future benefit plan expense primarily represents the excess of interest cost over the expected return on plan assets on a curtailed defined benefit pension plan for our current and former United States employees

Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Investment and other income of $0.2 million and $0.3 million, respectively, for the years ended December 31, 2012 and 2011 was earned primarily on our cash, cash equivalents and short-term investments.

Finance expense for the three months and year ended December 31, 2012 was ($0.5) million and ($1.7) million, respectively, compared to ($0.5) million and ($1.4) million, respectively, for the corresponding periods of 2011. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain (loss) on sale of property, plant and equipment for the three months and year ended December 31, 2012 was ($0.1) million, compared to $0.7 million for the three months and year ended December 31, 2011. The gain in 2011 relates primarily to a gain on sale of certain property, plant and equipment to Mercedes-Benz Canada Inc. in conjunction with the sub-lease of 21,000 square feet of production space in Burnaby, B.C, effective in August 2011.

Impairment loss on property, plant and equipment for the three months and year ended December 31, 2012 was ($0.6) million, compared to ($1.7) million for the three months and year ended December 31, 2011, and relate to a write-down of manufacturing equipment never put into use.

Impairment loss on goodwill for the three months and year ended December 31, 2012 was ($10.0) million and consists of an impairment charge related to our Fuel Cell Products segment.

Net loss attributed to non-controlling interests for the three months and year ended December 31, 2012 was ($0.5) million and ($1.3) million, respectively, compared to ($0.3) million and ($2.7) million, respectively, for the corresponding periods of 2011. Amounts represent the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest during 2012 and 2011. The improved performance in 2012 at Dantherm Power is primarily a result of improved gross margins as a result of increased higher margin engineering services revenues and increased shipments of backup power systems, combined with lower operating costs due to our continued cost reduction efforts which included a leadership restructuring in the first quarter of 2011. These benefits were partially offset by a restructuring charge recorded in the first quarter of 2011 related to the above noted Dantherm Power leadership restructuring.

SUMMARY OF QUARTERLY RESULTS FROM CONTINUING OPERATIONS

The following table provides summary financial data for our last eight quarters from continuing operations:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
and weighted average shares outstanding which are expressed in thousands)
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2012	2012	2012	2012
Revenues from continuing operations	$16,476	$10,312	$6,824	$10,078
Net income (loss) attributable to Ballard from	$(16,809)	$(9,185)	$(7,416)	$(8,660)
continuing operations
Net income (loss) per share attributable to	$(0.18)	$(0.10)	$(0.09)	$(0.10)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	91,801	89,269	84,621	84,566

	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2011	2011	2011	2011
Revenues from continuing operations	$16,973	$15,071	$13,595	$10,134
Net income (loss) attributable to Ballard from	$(7,969)	$(8,337)	$(10,109)	$(10,760)
continuing operations
Net income (loss) per share attributable to	$(0.09)	$(0.10)	$(0.12)	$(0.13)
Ballard from continuing operations, basic and
diluted
Weighted average common shares outstanding	84,549	84,548	84,456	84,205

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results from continuing operations. Variations in our net loss for the above periods were affected primarily by the following factors:

  Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts. Revenues were positively impacted in the third and fourth quarters of 2012 by $2.1 million and $3.0 million, respectively, as a result of our acquisition of Idatech’s key assets and product lines as of August 1, 2012. Revenues were positively impacted in 2011 by a manufacturing supply agreement with Daimler and a Daimler subsidiary which was completed in October 2011. Contract Automotive revenues of $9.3 million (Q1-11: $2.9 million, Q2-11: $4.6 million, Q3-11: $1.8 million, and Q4-11: $0.1 million) and Fuel Cell Products revenues of $8.7 million (Q1-11: $2.4 million, Q2-11: $3.3 million, Q3-11: $2.6 million, Q4-11: $0.4 million) in 2011 were derived from this contract manufacturing agreement.

  Operating expenditures: Operating expenses were negatively impacted by restructuring charges of ($1.6) million in the third quarter of 2012 as a result of a 7% workforce reduction, restructuring charges of ($0.4) million in the third quarter of 2011 due to a corporate leadership restructuring, and by restructuring charges of ($0.9) million in the first quarter of 2011 due to a leadership restructuring in Dantherm Power. Restructuring charges are recognized in general and administrative expense.

  Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

  Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2012 and the fourth quarter of 2011 was negatively impacted by an impairment charge of ($0.6) million and ($1.7) million, respectively, related to the write-down of manufacturing equipment never put into use.

  Impairment loss on goodwill: The net loss for the fourth quarter of 2012 was negatively impacted by an impairment charge of ($10.0) million related to a write-down of goodwill in our Fuel Cell Products segment.

CASH FLOWS

Cash, cash equivalents and short-term investments were $21.8 million (or $12.5 million net of Operating Facility draws of $9.3 million) at December 31, 2012, compared to $46.2 million (or $41.6 million net of Operating Facility draws of $4.6 million) at December 31, 2011. The decrease in cash, cash equivalents and short-term investments of ($24.4) million in 2012 was driven by a net loss (excluding non-cash items) of ($22.2) million, and by net working capital requirements of ($5.9) million. These outflows were partially offset by net cash advances on our Operating Facility of $4.8 million and by convertible debt financing of $0.9 million to Dantherm Power by a non-controlling partner.

For the three months ended December 31, 2012, cash used by operating activities was ($0.5) million, consisting of cash operating losses of ($2.4) million partially offset by net working capital inflows of $1.9 million. For the three months ended December 31, 2011, cash from operating activities was $4.1 million, consisting of cash operating losses of ($4.7) million and net working capital inflows of $8.8 million. The ($4.6) million increase in cash used by operating activities in the fourth quarter of 2012, as compared to the fourth quarter of 2011, was driven by reduced working capital inflows of ($6.9) million partially offset by a reduction in cash operating losses of $2.3 million. The reduction in cash operating losses of $2.3 million is primarily a result of a $1.8 million improvement in total Adjusted EBITDA loss. In the fourth quarter of 2012, net working capital cash inflows of $1.9 million were driven by lower inventory of $5.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter, and by higher deferred revenue and cost recovery of $0.9 million as we received the next tranches of SDTC government funding for our distributed generation and bus projects in advance of incurring the related research and product development expenditures. These fourth quarter of 2012 working capital inflows were partially offset by higher accounts receivable of ($2.5) million due primarily to the timing of shipment versus collection of our fuel cell product and service revenues, and by lower accounts payable and accrued liabilities of ($2.6) million due to increased supplier payments made for higher first three quarter of 2012 inventory purchases. Working capital inflows of $8.8 million in the fourth quarter of 2011 were driven by lower accounts receivable of $3.3 million due primarily to the timing of collections of our fuel cell product and service revenues, lower inventory of $1.9 million as we consumed previously built-up inventory in order to fulfill the higher product shipments in the fourth quarter, and higher deferred revenue and cost recovery of $2.0 million as we received the next tranches of SDTC government funding for our distributed generation and bus projects in advance of incurring the related research and product development expenditures.

For the year ended December 31, 2012, cash used by operating activities was ($28.1) million, consisting of cash operating losses of ($22.2) million and working capital requirements of ($5.9) million. For the year ended December 31, 2011, cash used by operating activities was ($33.2) million, consisting of cash operating losses of ($26.5) million and working capital requirements of ($6.7) million. The $5.1 million, or 15%, decline in cash used by operating activities in 2012, as compared to 2011, was driven by reductions in cash operating losses of $4.3 million combined with lower working capital requirements of $0.8 million. The reduction in cash operating losses of $4.3 million is primarily a result of the 17%, or $3.8 million, improvement in Adjusted EBITDA from both continuing and discontinued operations. In 2012, net working capital outflows of ($5.9) million were driven by lower accounts payable and accrued liabilities of ($10.5) million due to increased supplier payments made for higher fourth quarter of 2011 and first three quarter of 2012 inventory purchases combined with the payment of accrued 2011 annual employee bonuses, partially offset by lower inventory of $4.4 million as we consumed previously built-up or acquired inventory in order to fulfill the higher product shipments in the fourth quarter. Working capital outflows of ($6.7) million in 2011 were driven by higher accounts receivable of ($4.3) million due primarily to the timing of collections of our fuel cell product and service revenues, higher inventory of ($1.3) million due primarily to the buildup of inventory to support expected higher product shipments 2012, and by lower accounts payable and accrued liabilities of ($1.7) million due primarily to the timing of supplier payments.

Investing activities resulted in cash inflows of $0.4 million and $13.0 million, respectively, for the three months and year ended December 31, 2012, compared to cash outflows of ($15.5) million ($3.8) million, respectively, for the corresponding periods of 2011. Changes in short-term investments resulted in cash inflows of $0.6 million and $13.8 million, respectively, for the three month and year ended December 31, 2012, compared to cash outflows of ($15.6) million and ($3.4) million, respectively, for the corresponding periods of 2011. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other investing activities in 2012 consist primarily of proceeds on sale of $0.4 million for previously impaired manufacturing equipment, less capital expenditures of ($1.2) million. Other investing activities in 2011 consist primarily of proceeds on sale of $1.7 million received primarily from Daimler on the closing of the facilities sub-lease agreement, proceeds on sale and leaseback of capital equipment of $1.9 million, and capital expenditures of ($4.1) million primarily for manufacturing equipment in order to build production capacity.

Financing activities resulted in cash outflows of ($0.4) million and inflows of $4.6 million, respectively, for the three months and year ended December 31, 2012, compared to cash outflows of ($3.2) million and inflows of $5.1 million, respectively, for the corresponding periods of 2011. Financing activities in 2012 primarily represent advances, net of repayments, of $4.8 million on our Operating Facility which is used to assist with the financing of our working capital requirements. Financing activities in 2012 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $0.9 million and finance lease payments of ($1.0) million. Financing activities in 2011 consist primarily of net cash advances on our Operating Facility of $4.6 million, proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $1.7 million, less finance lease payments of ($0.8) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2012, we had total Liquidity of $12.5 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $21.8 million, net of amounts drawn on our $10 million Canadian demand revolving facility (“Operating Facility”) of $9.3 million. The Operating Facility is used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $3.3 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December 31, 2012, $2.5 million was outstanding on the Leasing Facility.

Our Liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan aimed at continued focus on Fuel Cell Products revenue growth, improving overall gross margins, minimizing Cash Operating Costs, managing working capital requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. While we believe that we have adequate liquidity in cash, working capital and non-core asset monetization opportunities (consisting primarily of the subsequent disposition of our Materials Product segment for gross cash proceeds of $10.5 million on January 31, 2013) to finance our operations, we may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To facilitate such an action, we filed a short form base shelf prospectus (“Prospectus”) in April 2012 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission, which has been declared effective. These filings will enable offerings of equity securities during the effective period of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

Failure to achieve this Liquidity objective will have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this Liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business, our actual liquidity requirements will also vary and will be impacted by our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

2013 BUSINESS OUTLOOK

On a continuing operations basis, we expect:

  Revenue growth in 2013 in excess of 30% over 2012 (or at least $56.8 million from $43.7 million in 2012); and

  Adjusted EBITDA improvement in 2013 in excess of 50% from 2012 (or lower than ($11.1) million from ($22.1) million in 2012).

Consistent with the past couple of years, we expect a majority of our 2013 revenue to be realized in the second half of the year. Our business revenue outlook for 2013 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first month of 2013, sales orders received for units and services to be delivered in 2013, and an estimate with respect to the generation of new sales in each of our markets. Our 2013 business revenue outlook is also supported by our 12-month order book of $36.8 million at December 31, 2012 ($32.0 million at December 31, 2011). The primary risk factors that could cause us to miss our revenue guidance for 2013 are potential disruptions in the material handling market as a result of our reliance on a single customer in this market, and delays from forecast in terms of closing and shipping expected sales orders primarily in our backup power and engineering services markets.

The key drivers for the expected improvement in Adjusted EBITDA for 2013 are expected increases in gross margins driven primarily by the above noted overall increase in expected revenues, supported by continued operating expense optimization and a resulting reduction in Cash Operating Costs to the mid-$20 million range from $30.3 million in 2012. Consistent with the expectation that a majority of our 2013 revenue will fall in the last half of the year, Adjusted EBITDA is expected to be materially improved in the last half of 2013, as compared to the first half of 2013.

Our Adjusted EBITDA outlook for 2013 is based on our internal Adjusted EBITDA forecast and takes into account our forecasted gross margin related to the above revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate of 1.00 in relation to the Canadian dollar. The primary risk factor that could cause us to miss our target Adjusted EBITDA outlook for 2013 are lower than expected gross margins due to (i) lower revenues from forecast due to potential disruptions in the material handling market as a result of our reliance on a single customer in this market, or unexpected delays in terms of closing and shipping expected sales orders primarily in our backup power and engineering services markets; (ii) shifts in product sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) increased product development costs due to unexpected cost overruns or by lower than anticipated engineering services contracts or government cost recoveries; or (ii) negative foreign exchange impacts due to a higher than expected Canadian dollar. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts Adjusted EBITDA and Cash Operating Costs by approximately $0.3 million to $0.4 million.

Similar to prior years and consistent with our revenue and Adjusted EBITDA performance expectations for the year and the resulting impacts on gross margin and working capital, we expect cash used in operating activities in 2013 to be materially higher in the first and second quarters of 2013, as compared to the third and fourth quarters of 2013. Cash used in operating activities in the first two quarters of 2013 is expected to be negatively impacted by the buildup of inventory to support higher product shipments in the third and fourth quarters, and by the timing of revenues and the related customer collections which are also skewed towards the last half of the year.

Our cash flow from operations outlook for 2013 is based on our internal net cash forecast and takes into account our actual results for the first month of 2013 and our forecasted net cash requirements for the balance of the year as a result of the above noted Adjusted EBITDA forecast and our expectations for working capital requirements, capital expenditures, and other investing, and financing activities for the year. The primary risk factors that could cause us to miss our cash flow from operations expectations for 2013 are lower than expected Adjusted EBITDA performance as a result of the occurrence of any or all of the above noted risk factors, and increased working capital requirements primarily as a result of (i) higher than anticipated accounts receivable due to delays in the timing of revenues and the related customer collections, (ii) unexpected changes in the timing and amount of expected government grants and the related contract payments; (iii) unexpected changes in the timing and mix of supplier purchases and payments; and (iv) increased inventory levels due to unexpected changes in the timing and mix of expected product shipments.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria. At December 31, 2012, we did not have any outstanding foreign exchange currency contracts or outstanding platinum forward purchase contracts.

At December 31, 2012, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

At December 31, 2012 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	3-5 years	After 5
		one year			years
Operating leases	$21,574	$2,520	$5,327	$5,499	$8,228
Capital leases	20,437	1,924	4,063	3,315	11,135
Asset retirement obligations	6,366	-	-	-	6,366
Total contractual obligations	$48,377	$4,444	$9,390	$8,814	$25,729

In addition to the contractual purchase obligations above, we have outstanding commitments of $0.3 million related primarily to purchases of capital assets at December 31, 2012. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

As of December 31, 2012, we have also agreed to pay previous funding obligations that were repayable through potential royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program (Phase 1) with the Government British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of CDN $5.4 million. As at December 31, 2012, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of CDN $38.3 million. As at December 31, 2012, a total of CDN $5.3 million in royalty repayments have been made for Phase 2. The Corporation has made no Phase 2 royalty repayments in 2012 and 2011. On January 15, 2013, we reached an agreement with TPC to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of CDN $1.9 million.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. Our Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7.4 million (Canadian $7.4 million) with a threshold amount of $0.5 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2012, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, and our minority interest partners in Dantherm Power. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended		Year ended
	December 31,		December 31,
Transactions with related parties	2012	2011	2012	2011
Revenues	$-	$-	$-	$-
Purchases	$-	$288	$309	$744
Finance expense on convertible	$86	$53	$289	$151
debenture payable

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2012	2011
Trade accounts payable	$100	$260
Interest payable	$417	$141
Convertible debenture payable	$2,507	$1,592

OUTSTANDING SHARE DATA

As at February 20, 2013
Common share outstanding	91,801,477
Options outstanding	6,595,937

CRITICAL ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual result may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

At this time, we have concluded that there are no critical judgments that we have made in the process of applying our accounting policies. Our significant accounting policies are detailed in note 3 to the annual consolidated financial statements.

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our Fuel Cell Products, Contract Automotive and Material Products segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December 31, 2012 and 2011, there was no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. Prior to our 2012 annual impairment test, our consolidated goodwill balance of $48.1 million consisted of $46.3 million in our core Fuel Cell Products segment, and $1.8 million in our now discontinued Material Products segment. Based on the impairment test performed as at December 31, 2012, we have recorded a goodwill impairment charge of ($11.8) million in our 2012 financial results, consisting of goodwill impairment of ($10.0) million in our Fuel Cell Products segment and a goodwill write-off of ($1.8) million in our Material Products segment. Details of our goodwill impairment tests are as follows:

  One of the methods used to assess the recoverable amount of the goodwill in our core Fuel Cells Products segment is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products segment by first calculating the value of the Company at December 31, 2012 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deduct the fair value of our Materials Product segments from this enterprise value to arrive at the fair value of the Fuel Cell Products segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment was deficient to its carrying value resulting in a ($10.0) million write-down of Fuel Cell Products goodwill from $46.3 million to $36.3 million as of December 31, 2012.

  In addition to this fair value test, we also performed a value in use test on our Fuel Cell

  Products segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions for each reporting unit. Our value in use test was based on a WACC of 20%; an average estimated compound annual growth rate of approximately 35% from 2012 to 2017; and a terminal year EBITDA multiplied by a terminal value multiplier of 4.0. Our value in use assessment resulted in an estimated fair value for the Fuel Cell Products segment that is consistent with that as determined under the above fair value, less costs to sell, assessment.

  The fair value of our Material Products segment was determined based on a fair value less costs to sell assessment which compared the segment’s carrying value at December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013. As a result of this assessment, we have determined that the fair value of the Material Products segment was deficient to its carrying value resulting in a ($1.8) million write-off of Material Products goodwill and a ($0.5) million write-down of property, plant and equipment as of December 31, 2012. Total 2012 impairment charges of ($2.3) million for the Material Products segment are included in net loss from discontinued operations.

As a result of our quarterly review of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment, we recorded an impairment charge of ($0.6) million in our Fuel Cell Products segment for the three months and year ended December 31, 2012 related to a write-down of manufacturing equipment never put into use.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2012, we recorded provisions to accrued warranty liabilities of $0.4 million and $1.5 million, respectively, for new product sales, compared to $1.0 million and $1.9 million, respectively, for the three months and year ended December 31, 2011.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2012 were adjusted upwards by a net amount of ($0.2) million and downwards by $0.4 million, respectively, compared to a net adjustment downwards of $0.5 million and $1.7 million, respectively, for the three months and year ended December 31, 2011. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations, changes in estimated costs to repair, and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2012, inventory provisions of ($0.2) million and ($0.7) million, respectively, were recorded as a charge to cost of product and service revenues, compared to ($0.3) million and ($0.6) million, respectively, for the three months and year ended December 31, 2011.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantially enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2012 and 2011, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

NEW IFRS ACCOUNTING POLICIES

The following is an overview of accounting standard changes that we will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for our annual periods beginning on or after January 1, 2013, with earlier application permitted. We do not expect to adopt any of these standards before their effective dates.

IFRS 9 – Financial Instruments

In November 2009, the International Accounting Standards Board (“IASB”) published IFRS 9 “Financial Instruments”. This new standard simplifies the classification and measurement of financial assets set out in IAS 39 “Financial Instruments: Recognition and Measurement”. Financial assets are to be measured at amortized cost or fair value. They are to be measured at amortized cost if the two following conditions are met:

a) The assets are held within a business model whose objective is to collect contractual cash flows; and

b) The contractual cash flows are solely payments of principal and interest on the outstanding principal.

All other financial assets are to be measured at fair value through net earnings. The entity may, if certain conditions are met, elect to use the fair value option instead of measurement at amortized cost. As well, the entity may choose upon initial recognition to measure non-trading equity investments at fair value through comprehensive income. Such a choice is irrevocable.

In October 2010, the IASB issued revisions to IFRS 9, adding the requirements for classification and measurement of financial liabilities contained in IAS 39 and further points. For financial liabilities measured at fair value through net earnings using the fair value option, the amount of change in a liability’s fair value attributable to changes in its credit risk is recognized directly in other comprehensive income.

In December 2011, the IASB deferred the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. Early adoption is permitted under certain conditions. An entity is not required to restate comparative financial periods for its first-time application of IFRS 9, but must comply with the new disclosure requirements.

We intend to adopt IFRS 9 in our financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

IFRS 10 - Consolidated Financial Statements

In May 2011, the IASB published IFRS 10 “Consolidated Financial Statements” which is a replacement of SIC-12 “Consolidation – Special Purpose Entities”, and certain parts of IAS 27 “Consolidated and Separate Financial Statements”. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

a) Power over the investee;

b) Exposure or rights to variable returns from involvement with the investee;

c) The ability to use power over the investee to affect the amount of the investor’s returns.

IFRS 10 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt IFRS 10 in our financial statements for the annual period beginning on January 1, 2013. We do not expect IFRS 10 to have a material impact on our financial statements.

IFRS 11 - Joint Arrangements

In May 2011, the IASB published IFRS 11 “Joint Arrangements” which supersedes IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation.

IFRS 11 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt IFRS 11 in our financial statements for the annual period beginning on January 1, 2013. We do not expect IFRS 11 to have a material impact on our financial statements.

IFRS 12 - Disclosure of Interests in Other Entities

In May 2011, the IASB published IFRS 12 “Disclosure of Interests in Other Entities” which requires that an entity disclose information on the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates or unconsolidated structured entities) and the effects of those interests on its financial statements.

IFRS 12 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt IFRS 12 in our financial statements for the annual period beginning on January 1, 2013. We do not expect IFRS 12 to have a material impact on our financial statements.

IFRS 13 - Fair Value Measurement

In May 2011, the IASB published IFRS 13 “Fair Value Measurement” to establish a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements.

IFRS 13 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt IFRS 13 in our financial statements for the annual period beginning on January 1, 2013. We do not expect IFRS 13 to have a material impact on our financial statements.

Amendments to IAS 19 - Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits”. Changes in defined benefit obligations and plan assets are to be recognized in other comprehensive income when they occur, thus eliminating the corridor approach and accelerating recognition of past service cost. Net interest is to be recognized in net earnings and calculated using the discount rate by reference to market yields at the end of the reporting period on high quality corporate bonds. The actual return on plan assets minus net interest is to be recognized in other comprehensive income.

The amendments to IAS 19 shall be applied to fiscal years beginning on or after January 1, 2013. We intend to adopt the amendments to IAS 19 in our financial statements for the annual period beginning on January 1, 2013. Our current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in other comprehensive income is consistent with the requirements of the amended IAS 19 standard. However, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

Amendments to IAS 1 – Financial Statement Presentation

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements”. Items of other comprehensive income and the corresponding tax expense are required to be grouped into those that will and will not subsequently be reclassified through net earnings.

These amendments shall be applied to fiscal years beginning on or after July 1, 2012. We intend to adopt the amendments to IAS 1 in our financial statements for the annual period beginning on January 1, 2013. We do not expect the amendments to IAS 1 to have a material impact on our financial statements.

Amendments to other IFRS Standards

In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, and IAS 32 Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014. We do not expect these amendments to have a material impact on our financial statements

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. The following table shows a reconciliation of operating expenses to Cash Operating Costs from continuing operations for the three months and years ended December 31, 2012 and 2011:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2012	2011	$ Change
Operating Expense	$10,047	$8,992	$1,055
Stock-based compensation (expense)
recovery	(1,555)	322	(1,877)
Acquisition and integration costs	(91)	-	(91)
Restructuring charges	-	(79)	79
Financing charges	(564)	-	(564)
Depreciation and amortization	(504)	(1,034)	530
Cash Operating Costs	$7,333	$8,201	$(868)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Cash Operating Costs	2012	2011	$ Change
Operating Expense	$38,480	$44,866	$(6,386)
Stock-based compensation expense	(2,582)	(2,377)	(205)
Acquisition and integration costs	(274)	-	(274)
Restructuring charges	(1,931)	(1,356)	(575)
Financing charges	(564)	-	(564)
Depreciation and amortization	(2,828)	(4,164)	1,336
Cash Operating Costs	$30,301	$36,969	$(6,668)

EBITDA and Adjusted EBITDA
These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net income attributable to Ballard, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs.

The following table shows a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA from continuing operations for the three months and year ended December 31, 2012 and 2011:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2012	2011	$ Change
Net loss from continuing operations
attributable to Ballard	$(16,809)	$(7,969)	$(8,840)
Depreciation and amortization	1,016	1,157	(141)
Finance expense	458	455	3
Income taxes	-	134	(134)
EBITDA attributable to Ballard	$(15,335)	$(6,223)	$(9,112)
Stock-based compensation expense
(recovery)	1,555	(322)	1,877
Acquisition and integration costs	91	-	91
Finance and other (income) loss	(167)	(78)	(89)
Impairment of goodwill	10,000	-	10,000
Loss (gain) on sale and impairment of
property, plant and equipment	634	1,750	(1,116)

Adjusted EBITDA	$(3,222)	$(4,873)	$1,651

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2012	2011	$ Change
Net loss from continuing operations
attributable to Ballard	$(42,070)	$(37,175)	$(4,895)
Depreciation and amortization	4,840	4,561	279
Finance expense	1,690	1,392	298
Income taxes	-	134	(134)
EBITDA attributable to Ballard	$(35,540)	$(31,088)	$(4,452)
Stock-based compensation	2,582	2,377	205
Acquisition costs	274	-	274
Finance and other (income) loss	(31)	(195)	164
Impairment of goodwill	10,000	-	10,000
Loss (gain) on sale and impairment of
property, plant and equipment	639	993	(354)
Adjusted EBITDA	$(22,076)	$(27,913)	$(5,837)

Normalized Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our results from continuing operations for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net loss attributable to Ballard from continuing operations, primarily because it does not include transactional gains and losses and asset impairment charges.

The following table shows a reconciliation of net loss attributable to Ballard from continuing operations to Normalized Net Loss for the three months and years ended December 31, 2012 and 2011.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2012	2011	$ Change
Net loss attributable to Ballard from
continuing operations	$(16,809)	$(7,969)	$(8,840)
Impairment of goodwill	10,000	-	10,000
Impairment on property, plant and
equipment	570	1,727	(1,157)
Normalized Net Loss	$(6,239)	$(6,242)	$3
Normalized Net Loss per share	$(0.07)	$(0.07)	$-

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Normalized Net Loss	2012	2011	$ Change
Net loss attributable to Ballard from
continuing operations	$(42,070)	$(37,175)	$(4,895)
Impairment of goodwill	10,000	-	10,000
Impairment on property, plant and
equipment	570	1,727	(1,157)
Normalized Net Loss	$(31,500)	$(35,448)	$3,948
Normalized Net Loss per share	$(0.36)	$(0.42)	$0.06

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2012, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2012.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2012.

Changes in internal control over financial reporting

During the year ended December 31, 2012, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of our identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We may not be able to successfully execute our business plan;

  In our material handling market, we depend on a single customer for the majority of our revenues;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

  Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

  We could be adversely affected by risks associated with acquisitions;

  We are subject to risks inherent in international operations;

  Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  Public Policy and regulatory changes could hurt the market for our products;

  We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations; and

  Our products use flammable fuels, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2012 and 2011

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and
Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2012. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of four directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2012. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“TONY GUGLIELMIN”

JOHN SHERIDAN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 20, 2013	February 20, 2013

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. (the “Company”) as at December 31, 2012 and December 31, 2011 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2(e) to the consolidated financial statements, the Company’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent on it having sufficient liquidity and achieving profitable operations that are sustainable. These conditions indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2(e). The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 20, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

Chartered Accountants

February 20, 2013
Vancouver, Canada

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2012 and December 31, 2011, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and our report dated February 20, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants

February 20, 2013
Vancouver, Canada

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2012	2011
Assets

Current assets:
Cash and cash equivalents		$9,770	$20,316
Short-term investments		12,068	25,878
Trade and other receivables	7	16,374	17,164
Inventories	8	11,277	13,614
Prepaid expenses and other current assets		1,011	934
		50,500	77,906
Assets classified as held for sale	28	10,798	-
Total current assets		61,298	77,906

Property, plant and equipment	9	24,316	35,085
Intangible assets	10	4,194	2,249
Goodwill	11	36,291	48,106
Investments	12	667	635
Long-term trade receivables	7	594	1,126
Other long-term assets		187	183
Total assets		$127,547	$165,290

Liabilities

Current liabilities:
Bank operating line	13	$9,358	$4,587
Trade and other payables	14	12,215	22,693
Deferred revenue		3,705	3,560
Provisions	15	9,423	9,573
Finance lease liability	13 & 16	1,043	978
Convertible debenture	17	2,924	-
		38,668	41,391
Liabilities classified as held for sale	28	1,423	-
Total current liabilities		40,091	41,391

Finance lease liability	13 & 16	13,011	13,749
Deferred gain		5,193	5,653
Provisions	15	5,089	4,733
Convertible debenture	17	-	1,733
Employee future benefits	18	6,161	5,686
Total liabilities		69,545	72,945

Equity:
Share capital	19	845,630	837,686
Treasury shares	19	(313)	(515)
Contributed surplus	19	291,184	289,219
Accumulated deficit		(1,074,181)	(1,031,279)
Foreign currency reserve		92	209
Total equity attributable to equity holders		62,412	95,320
Dantherm Power A/S non-controlling interests		(4,410)	(2,975)
Total equity		58,002	92,345
Total liabilities and equity		$127,547	$165,290

Subsequent events (note 29)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2012	2011
			(restated – note 28)
Revenues:
Product and service revenues		$43,690	$55,773
Cost of product and service revenues		36,321	48,494
Gross margin		7,369	7,279

Operating expenses:
Research and product development		19,273	24,896
General and administrative		12,306	11,455
Sales and marketing		6,901	8,515
Total operating expenses		38,480	44,866

Results from operating activities		(31,111)	(37,587)
Finance income and other	27	31	195
Finance expense	27	(1,690)	(1,392)
Net finance expense		(1,659)	(1,197)
Gain (loss) on sale of property, plant and equipment	9	(69)	734
Impairment loss on property, plant and equipment	9	(570)	(1,727)
Impairment loss on goodwill	11	(10,000)	-
Loss before income taxes		(43,409)	(39,777)
Income tax expense	23	-	(134)
Net loss from continuing operations		(43,409)	(39,911)
Net earnings (loss) from discontinued operations	28	(65)	3,755
Net loss		$(43,474)	$(36,156)
Foreign currency translation differences		(186)	363
Defined benefit plan actuarial losses	18	(807)	(2,905)
Net gain (loss) on hedge of forward contracts		(20)	20
Comprehensive loss		$(44,487)	$(38,678)
Net loss attributable to:
Ballard Power Systems Inc. from continuing operations		$(42,070)	$(37,175)
Ballard Power Systems Inc. from discontinued operations		(65)	3,755
Dantherm Power A/S non-controlling interest		(1,339)	(2,736)
Net loss		$(43,474)	$(36,156)
Comprehensive loss attributable to:
Ballard Power Systems Inc.		$(43,059)	$(36,116)
Dantherm Power A/S non-controlling interest		(1,428)	(2,562)
Comprehensive loss		$(44,487)	$(38,678)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations		$(0.48)	$(0.44)
Discontinued operations		$(0.00)	$0.04
Net loss		$(0.48)	$(0.40)
Weighted average number of common shares outstanding		87,591,501	84,440,970

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2010	84,148,465	$836,245	$(670)	$289,444	$(995,023)	$-	$(413)	$129,583
Net loss	-	-	-	-	(33,420)	-	(2,736)	(36,156)
Non-dilutive financing	-	-	-	(60)	-	-	-	(60)
Purchase of treasury shares	-	-	(327)	-	-	-	-	(327)
RSUs redeemed	376,225	1,393	482	(2,769)	69	-	-	(825)
Options exercised	25,834	48	-	(8)	-	-	-	40
Share distribution plan	-	-	-	2,612	-	-	-	2,612
Other comprehensive income (loss):
Foreign currency translation for	-	-	-	-	-	189	174	363
foreign operations
Defined benefit plan actuarial loss	-	-	-	-	(2,905)	-	-	(2,905)
Net gain on hedge of forward contracts	-	-	-	-	-	20	-	20
Balance, December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345
Net loss	-	-	-	-	(42,135)	-	(1,339)	(43,474)
Acquisition (note 6)	7,136,237	7,493	-	-	-	-	-	7,493
Additional investment in	-	-	-	-	-	-	(7)	(7)
Dantherm Power A/S
Purchase of treasury shares	-	-	(6)	-	-	-	-	(6)
DSUs redeemed	52,120	314	-	(358)	-	-	-	(44)
RSUs redeemed	49,095	113	208	(415)	40	-	-	(54)
Options exercised	13,501	24	-	(7)	-	-	-	17
Share distribution plan	-	-	-	2,745	-	-	-	2,745
Other comprehensive loss:
Foreign currency translation for	-	-	-	-	-	(97)	(89)	(186)
foreign operations
Defined benefit plan actuarial loss	-	-	-	-	(807)	-	-	(807)
Net loss on hedge of forward	-	-	-	-	-	(20)	-	(20)
contracts
Balance, December 31, 2012	91,801,477	$845,630	$(313)	$291,184	$(1,074,181)	$92	$(4,410)	$58,002

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2012	2011
Cash provided by (used for):

Operating activities:

Net loss for the year		$(43,474)	$(36,156)
Adjustments for:
Compensatory shares		2,746	2,646
Employee future benefits		(331)	(172)
Depreciation and amortization		6,184	5,906
Loss (gain) on sale of property, plant and equipment	9	69	(734)
Impairment loss on property, plant and equipment	9	1,070	1,727
Impairment loss on goodwill	11	11,815	-
Unrealized loss (gain) on forward contracts		(285)	285
		(22,206)	(26,498)
Changes in non-cash working capital:
Trade and other receivables		65	(4,317)
Inventories		4,434	(1,293)
Prepaid expenses and other current assets		(151)	42
Trade and other payables		(10,459)	(1,691)
Deferred revenue		166	1,052
Warranty provision		5	(516)
		(5,940)	(6,723)
Cash used by operating activities		$(28,146)	$(33,221)

Investing activities:

Net decrease (increase) in short-term investments		13,810	(3,370)
Additions to property, plant and equipment		(1,168)	(4,107)
Net proceeds on sale of property, plant and equipment and other		424	3,666
Net investments in associated companies	12	(32)	36
Other investment activities		(9)	-
		$13,025	$(3,775)

Financing activities:

Non-dilutive financing		-	(60)
Purchase of treasury shares		(6)	(327)
Payment of finance lease liabilities		(999)	(830)
Net proceeds from bank operating line	13	4,771	4,587
Net proceeds on issuance of share capital		17	40
Proceeds on issuance of convertible debenture from	17	862	1,718
Dantherm Power A/S non-controlling interests
		$4,645	$5,128

Effect of exchange rate fluctuations on cash and cash equivalents held		$(70)	$247

Increase (decrease) in cash and cash equivalents		$(10,546)	$(31,621)
Cash and cash equivalents, beginning of period		20,316	51,937
Cash and cash equivalents, end of period		$9,770	$20,316

Supplemental disclosure of cash flow information (note 25).
Cash flows of discontinued operations (note 28).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets; and engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2012 comprise the Corporation and its subsidiaries (note 3(a)).

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 20, 2013.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and assumptions are discussed further in note 4.

(e)	Going concern:

These consolidated financial statements have been prepared assuming the Corporation will continue as a going concern. The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. While the Corporation believes that it has adequate liquidity in cash, working capital and non-core asset monetization opportunities (notes 28 & 29) to finance its operations, there are material risks and uncertainties that cause substantial doubt as to the Corporation’s ability to continue as a going concern. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on Fuel Cell Products revenue growth, improving overall gross margins, managing operating expenses and working capital requirements, and securing additional financing to fund its operations as needed including the sale of non-core assets (notes 28 & 29). Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(e)	Going concern (cont’d):

These consolidated financial statements do not include any adjustments or disclosures that would be required if assets are not realized and liabilities and commitments are not settled in the normal course of operations.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

Certain prior year comparative figures have been reclassified to comply with current year presentation.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

		Percentage ownership
	2012	2011
Ballard Fuel Cell Systems Inc.	100%	-
Ballard Material Products Inc.	100%	100%
Ballard Power Corporation	100%	100%
Dantherm Power A/S	52% - 57%	52%

Subsidiaries are entities over which the Corporation exercises control, where control is defined as the power to govern financial and operating policies, generally owning greater than 50% of the voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010. The Corporation acquired an additional 7% interest in Dantherm Power A/S in August 2010 and a further 5% interest in December 2012. As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the 45% interest, Dantherm Power A/S has been consolidated since acquisition on January 18, 2010.

Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(b)	Foreign currency:

	(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

	(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to presentation currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(c)	Financial instruments:

	(i)	Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they are originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(i) Financial assets (cont’d)

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to platinum price and foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 3 (c)(iv)).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with original maturities of three months or less and are initially measured at fair value, and subsequently measured at amortized cost, which approximates fair value due to the short-term and liquid nature of these assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Corporation’s investment in Chrysalix Energy Limited Partnership (“Chrysalix”) is classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

	(i)	Financial assets (cont’d)

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

	(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

	(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting

The Corporation periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting (cont’d)

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(e)	Property, plant and equipment (cont’d):

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method less its residual value over the estimated useful lives of the assets as follows:

Building	20 years
Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

(f)	Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(f)	Leases (cont’d):

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to groups of cash generating units that are expected to benefit from the synergies of the combination.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost less accumulated amortization and impairment losses. Intangible assets less their residual values are amortized over their estimated useful lives of 5 years using the straight-line method from the date that they are available for use. Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate. Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for capitalization. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalized only if costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development to use or sell the asset. Capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs, if any, are amortized when commercial production begins, using the straight-line method over a period of 5 years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(h)	Impairment:

	(i)	Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

	(ii)	Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(h)	Impairment (cont’d):

(ii) Non-financial assets (cont’d)

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales and services. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price service contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)	Finance income and costs:

Finance income comprises of interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance costs comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Defined benefit plans (cont’d)

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

As a result of the curtailment of the pension plan in 2009, there is no current service cost associated with the plan.

The Corporation recognizes all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income, and reports them in retained earnings.

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 19. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(p)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:

At this time, the Corporation’s management has concluded that there are no critical judgments that management has made in the process of applying the Corporation’s accounting policies.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(a)	Revenue recognition:

Revenues under certain contracts for product and engineering development services, provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets. These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units. At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.

Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Recent accounting pronouncements:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for the annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation does not expect to adopt any of these standards before their effective dates.

(a)	IFRS 9 – Financial Instruments:

In November 2009, the International Accounting Standards Board (“IASB”) published IFRS 9 Financial Instruments. This new standard simplifies the classification and measurement of financial assets set out in IAS 39 Financial Instruments: Recognition and Measurement. Financial assets are to be measured at amortized cost or fair value. They are to be measured at amortized cost if the two following conditions are met:

	a)	the assets are held within a business model whose objective is to collect contractual cash flows; and

	b)	the contractual cash flows are solely payments of principal and interest on the outstanding principal.

All other financial assets are to be measured at fair value through net earnings. The entity may, if certain conditions are met, elect to use the fair value option instead of measurement at amortized cost. As well, the entity may choose upon initial recognition to measure non-trading equity investments at fair value through comprehensive income. Such a choice is irrevocable.

In October 2010, the IASB issued revisions to IFRS 9, adding the requirements for classification and measurement of financial liabilities contained in IAS 39 and further points. For financial liabilities measured at fair value through net earnings using the fair value option, the amount of change in a liability’s fair value attributable to changes in its credit risk is recognized directly in other comprehensive income.

In December 2011, the IASB deferred the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. Early adoption is permitted under certain conditions. An entity is not required to restate comparative financial periods for its first-time application of IFRS 9, but must comply with the new disclosure requirements.

The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning on January 1, 2015. The extent of the impact of adoption has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Recent accounting pronouncements (cont’d):

(b)	IFRS 10 – Consolidated Financial Statements:

In May 2011, the IASB published IFRS 10 Consolidated Financial Statements which is a replacement of SIC-12 Consolidation – Special Purpose Entities, and certain parts of IAS 27 Consolidated and Separate Financial Statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, employing the following factors to identify control:

	a)	power over the investee;

	b)	exposure or rights to variable returns from involvement with the investee;

	c)	the ability to use power over the investee to affect the amount of the investor’s returns.

IFRS 10 shall be applied to fiscal years beginning on or after January 1, 2013.

The Corporation intends to adopt IFRS 10 for the fiscal year beginning on January 1, 2013. The Corporation does not expect IFRS 10 to have a material impact on its financial statements.

(c)	IFRS 11 – Joint Arrangements:

In May 2011, the IASB published IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 requires that joint ventures be accounted for using the equity method of accounting and eliminates the need for proportionate consolidation. This new standard shall be applied to fiscal years beginning on or after January 1, 2013.

The Corporation intends to adopt IFRS 11 for the fiscal year beginning on January 1, 2013. The Corporation does not expect IFRS 11 to have a material impact on its financial statements.

(d)	IFRS 12 – Disclosure of Interests in Other Entities:

In May 2011, the IASB published IFRS 12 Disclosure of Interests in Other Entities which requires that an entity disclose information on the nature of and risks associated with its interests in other entities (i.e. subsidiaries, joint arrangements, associates or unconsolidated structured entities) and the effects of those interests on its financial statements. IFRS 12 shall be applied to fiscal years beginning on or after January 1, 2013.

The Corporation intends to adopt IFRS 12 for the fiscal year beginning on January 1, 2013. The Corporation does not expect IFRS 12 to have a material impact on its financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Recent accounting pronouncements (cont’d):

(e)	IFRS 13 – Fair Value Measurement:

In May 2011, the IASB published IFRS 13 Fair Value Measurement to establish a single framework for fair value measurement of financial and non-financial items. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosure of certain information on fair value measurements. IFRS 13 shall be applied to fiscal years beginning on or after January 1, 2013.

The Corporation intends to adopt IFRS 13 for the fiscal year beginning on January 1, 2013. The Corporation does not expect IFRS 13 to have a material impact on its financial statements.

(f)	Amendments to IAS 19 – Employee Benefits:

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits. The amendments to IAS 19 make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and will be recognized immediately in other comprehensive income (“OCI”).

Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 will also impact the presentation of pension expense as benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

A number of other amendments have been made to recognition, measurement and classification, including those re-defining short-term and other long-term benefits guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing factors and expanded disclosures.

The amendments to IAS 19 shall be applied to fiscal years beginning on or after January 1, 2013. The Corporation intends to adopt the amendments in its financial statements for the fiscal year beginning on January 1, 2013. The Corporation’s current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI is consistent with the requirements in the standard. However, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Recent accounting pronouncements (cont’d):

(g)	Amendments to IAS 1 – Financial Statement Presentation:

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements. Items of other comprehensive income and the corresponding tax expense are required to be grouped into those that will and will not subsequently be reclassified through net earnings. These amendments shall be applied to fiscal years beginning on or after July 1, 2012.

The Corporation intends to adopt the amendments to IAS 1 for the fiscal year beginning on January 1, 2013. The Corporation does not expect the amendments to IAS 1 to have a material impact on its financial statements.

(h)	Amendments to other standards:

In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, and IAS 32 Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014. The Corporation does not expect the amendments to have a material impact on its financial statements.

6.	Acquisition:

On August 1, 2012 (“acquisition date”), the Corporation completed an agreement to acquire key assets and product lines from IdaTech, LLC (“IdaTech”). In exchange for 7,136,237 of the Corporation’s common shares valued at $7,493,000 based on the Corporation’s share price at the acquisition date, the Corporation acquired IdaTech’s key assets including fuel cell systems inventory, prepaid right to inventory, and product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a manufacturing facility, and certain property, plant and equipment.

The prepaid right to inventory and other current assets of approximately $2,728,000 relates to a contract manufacturing agreement including a supply commitment whereby IdaTech will provide additional units of finished goods inventory to the Corporation prior to January 1, 2013. An additional payment of approximately $500,000 for the additional units will be made to IdaTech when the Corporation receives payment from its customers as the units are sold.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Acquisition (cont’d):

The acquisition has been accounted for using the acquisition method of accounting and, accordingly, the acquired assets and liabilities have been included in the consolidated financial statements since the date of acquisition, and revenues since the acquisition date totaling $5,087,000 are reported in the Fuel Cell Products segment. The intangible assets arising from this acquisition are amortized over their estimated useful life of 5 years. Pro forma revenue and net loss attributable to the Corporation as if the assets were acquired on January 1, 2012 cannot be determined, as reliable information is not available.

Acquisition costs of $274,000 were incurred in 2012 as a result of the transaction, and are recognized in general and administrative expenses.

The following is the fair value of the identified assets acquired, and liabilities assumed at the date of acquisition:

Net assets acquired:
Inventories	$1,895
Prepaid right to inventory and other current assets	2,728
Property, plant and equipment	861
Intangible assets	2,886
Trade and other payables	(431)
Warranty provision	(446)
Total purchase consideration	$7,493

7.	Trade and other receivables:

	December 31,	December 31,
	2012	2011
Trade receivables	$16,709	$16,343
Other	259	1,947
	16,968	18,290
Less: Non-current trade receivables	(594)	(1,126)
	$16,374	$17,164

8.	Inventories:

	December 31,	December 31,
	2012	2011
Raw materials and consumables	$4,702	$8,353
Work-in-progress	1,646	1,820
Finished goods	4,929	3,441
	$11,277	$13,614

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Inventories (cont’d):

In 2012, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $19,218,000 (2011 - $37,227,000).

In 2012, the write-down of inventories to net realizable value amounted to $717,000 (2011 - $486,000). There were no reversals of previously recorded write-downs in 2012 or 2011. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

9.	Property, plant and equipment:

	Balance at			Reclassified	Balance at
	December 31,			as held for	December 31,
Cost	2011	Additions	Disposals	sale	2012
Land	$1,220	$-	$-	$(1,220)	$-
Building	3,666	-	-	(3,666)	-
Building under finance lease	12,180	-	-	-	12,180
Computer equipment	6,423	276	(54)	(701)	5,944
Furniture and fixtures	834	1	(23)	(57)	755
Furniture and fixtures under finance lease	317	-	-	-	317
Leasehold improvements	10,086	125	-	(1,032)	9,179
Production and test equipment	45,091	1,670	(1,493)	(13,161)	32,107
Production and test equipment under	3,667	-	-	-	3,667
finance lease
Total	$83,484	$2,072	$(1,570)	$(19,837)	$64,149

	Balance at				Reclassified	Balance at
Depreciation and impairment	December		Impairment		as held for	December
loss	31, 2011	Depreciation	loss	Disposals	sale	31, 2012
Land	$-	$-	$-	$-	$-	$-
Building	2,199	154	-	-	(2,353)	-
Building under finance lease	1,488	813	-	-	-	2,301
Computer equipment	5,676	241	-	(54)	(493)	5,370
Furniture and fixtures	788	12	-	(23)	(57)	720
Furniture and fixtures under	37	63	-	-	-	100
finance lease
Leasehold improvements	4,963	694	-	-	(767)	4,890
Production and test equipment	32,806	3,003	1,070	(975)	(10,352)	25,552
Production and test equipment	442	458	-	-	-	900
under finance lease
Total	$48,399	$5,438	$1,070	$(1,052)	$(14,022)	$39,833

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Property, plant and equipment (cont’d):

	Balance at			Balance at
	December			December
Cost	31, 2010	Additions	Disposals	31, 2011
Land	$1,220	$-	$-	$1,220
Building	3,666	-	-	3,666
Building under finance lease	12,180	-	-	12,180
Computer equipment	6,339	403	(319)	6,423
Furniture and fixtures	741	93	-	834
Furniture and fixtures under finance lease	-	317	-	317
Leasehold improvements	7,518	2,568	-	10,086
Production and test equipment	45,382	2,785	(3,076)	45,091
Production and test equipment under finance lease	2,078	1,589	-	3,667
Total	$79,124	$7,755	$(3,395)	$83,484

	Balance at				Balance at
	December		Impairment		December
Depreciation and impairment loss	31, 2010	Depreciation	loss	Disposals	31, 2011
Land	$-	$-	$-	$-	$-
Building	2,044	155	-	-	2,199
Building under finance lease	652	836	-	-	1,488
Computer equipment	5,347	345	-	(16)	5,676
Furniture and fixtures	682	106	-	-	788
Furniture and fixtures under finance lease	-	37	-	-	37
Leasehold improvements	4,442	521	-	-	4,963
Production and test equipment	28,889	3,292	1,727	(1,102)	32,806
Production and test equipment under finance	123	319	-	-	442
lease
Total	$42,179	$5,611	$1,727	$(1,118)	$48,399

	Balance at	Balance at
Carrying amounts	December 31, 2012	December 31, 2011
Land	$-	$1,220
Building	-	1,467
Building under finance lease	9,879	10,692
Computer equipment	574	747
Furniture and fixtures	35	46
Furniture and fixtures under finance lease	217	280
Leasehold improvements	4,289	5,123
Production and test equipment	6,555	12,285
Production and test equipment under finance lease	2,767	3,225
Total	$24,316	$35,085

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9.	Property, plant and equipment (cont’d):

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

Disposals

The total loss on sale of property, plant and equipment was $69,000 in 2012. In 2011, a gain on sale of property, plant and equipment of $734,000 was recognized.

Impairment loss

During the year ended December 31, 2012, impairment losses of $1,070,000 (2011 - $1,727,000) were recognized, of which $570,000 related to the obsolescence of production and test equipment. The remaining $500,000 related to the impairment of assets held for sale (note 28). No impairment losses were reversed in 2012 or 2011.

10.	Intangible assets:

Fuel cell technology		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2011	$43,443	$40,468	$2,975
Amortization	-	726	(726)
At December 31, 2011	43,443	41,194	2,249
Acquisition through business combination	2,886	-	2,886
Amortization	-	941	(941)
At December 31, 2012	$46,329	$42,135	$4,194

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. There were no impairment losses recorded in 2012 and 2011.

11.	Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 26).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Goodwill (cont’d):

The aggregate carrying amount of goodwill allocated to each cash-generating unit is as follows:

	December 31,	December 31,
	2012	2011
Fuel cell products	$36,291	$46,291
Contract automotive	-	-
Material products	-	1,815
	$36,291	$48,106

The impairment testing for the above cash-generating units requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

Fuel Cell Products

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products segment is calculated by first calculating the value of the Corporation at December 31, 2012 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the fair value of the Materials Product segment from this enterprise value, arriving at the fair value of the Fuel Cell Products segment. Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products segment was deficient compared to its carrying value, resulting in a $10,000,000 impairment loss recognized against goodwill. The $46,291,000 of goodwill associated with the Fuel Cell Products segment as of December 31, 2011 was written down to $36,291,000 as of December 31, 2012.

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions for each reporting unit. The Corporation’s value in use test was based on a WACC of 20%; an average estimated compound annual growth rate of approximately 35% from 2012 to 2017; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 4.0. The value in use assessment resulted in an estimated fair value for the Fuel Cell Products segment that is consistent with that determined under the fair value, less costs to sell, assessment.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Goodwill (cont’d):

Material Products

The Material Products segment was disposed of on January 31, 2013 (note 29). As a result, the fair value of the Material Products segment, determined based on a fair value less costs to sell assessment, compared the segment’s carrying value as of December 31, 2012 against the actual net proceeds received on disposition on January 31, 2013. As a result of the assessment, the Corporation determined that the fair value of the Material Products segment was deficient to its carrying value, resulting in a $1,815,000 write-off of goodwill and $500,000 write-down of property, plant and equipment associated with the Material Products segment. The impairment losses relating to the Material Products segment are included in net loss from discontinued operations (note 28).

12.	Investments:

Investments are comprised of the following:
	December 31, 2012		December 31, 2011
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$659	15.0%	$627	15.0%
Other	8		8
	$667		$635

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value. During 2012, the Corporation made additional capital contributions of $44,000 (2011 - $103,000) in Chrysalix, which was offset by cash distributions received from Chrysalix of $12,000 (2011 - $139,000).

The Corporation maintains a 19.9% interest in AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”), which is accounted for as an available-for-sale financial asset and recorded at fair value of $1. The Corporation has no obligation to fund any of AFCC’s operating expenses.

13.	Bank facilities:

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During 2012, the Corporation was advanced $17,331,000 (2011 - $14,265,000) under the bank operating line of which $12,560,000 (2011 - $9,678,000) was repaid during the year. At December 31, 2012, $9,358,000 (2011 - $4,587,000) was outstanding on the Bank Operating Line.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Bank facilities (cont’d):

The Corporation also has a CDN $3,323,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 9 & 16). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable at the option of the bank, if there has been, in the opinion of the bank, a material adverse change in the financial condition of the Corporation. At December 31, 2012, $2,546,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,508,000 finance lease liability relates to the lease of the Corporation’s head office building.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

14.	Trade and other payables:

	December 31,	December 31,
	2012	2011
Trade accounts payable	$5,256	$10,195
Compensation payable	2,046	6,615
Other liabilities	4,669	5,427
Taxes payable	244	456
	$12,215	$22,693

15.	Provisions:

			Warranty	Decommissioning
Balance	Legal	Restructuring	provision	liabilities	Total
At January 1, 2011	$1,371	$78	$8,570	$3,102	$13,121
Provisions made during the year	50	1,356	2,097	1,706	5,209
Provisions used during the year	(897)	(401)	(716)	-	(2,014)
Provisions reversed during the year	-	-	(1,721)	-	(1,721)
Effect of movements in exchange rates	(4)	(29)	(181)	(75)	(289)
At December 31, 2011	$520	$1,004	$8,049	$4,733	$14,306
Assumed through business combination	-	-	447	-	447
Provisions made during the year	-	1,937	1,514	250	3,701
Provisions used during the year	(528)	(2,060)	(1,309)	-	(3,897)
Provisions reversed during the year	-	-	(373)	-	(373)
Effect of movements in exchange rates	8	41	173	106	328
At December 31, 2012	$-	$922	$8,501	$5,089	$14,512

Current	$-	$922	$8,501	$-	$9,423
Non-current	-	-	-	5,089	5,089
	$-	$922	$8,501	$5,089	$14,512

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

15.	Provisions (cont’d):

Restructuring

During 2012, the Corporation incurred $1,931,000 of restructuring charges due primarily to a 7% workforce reduction and a minor restructuring focused on overhead cost reduction. The estimated restructuring costs primarily include employee termination benefits and are expected to be paid in 2013. Restructuring charges are recognized in general and administrative expenses.

Warranty provision

During the year, the warranty provision increased by $452,000, due in part to the assumption of warranty provisions as part of the acquisition of key assets and product lines from IdaTech (note 6).

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations in Burnaby, British Columbia, comprising the Corporation’s head office building and manufacturing facilities, and are related to site restoration obligations at the end of their respective lease terms. Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonable possible outcomes of the total costs for the head office building and manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2% per annum.

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the two buildings as of December 31, 2012, resulting in an additional provision of $100,000 recorded against decommissioning liabilities. The remaining provision increase during 2012 was due to accretion costs. The total undiscounted amount of the estimated cash flows required to settle the obligation for one of the buildings is $2,372,000, which is expected to be settled at the end of the lease term in 2025. The total undiscounted amount of the estimated cash flows required to settle the obligation for the second building is $3,994,000, which is expected to be settled at the end of the operating lease term of 2019.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Finance lease liability

The Corporation leases certain assets under finance lease agreements (note 9). The finance leases have imputed interest rates ranging between 2.25% to 7.35% per annum and expire between December 2014 and February 2025.

The future minimum lease payments for the Corporation’s finance leases are as follows:

Year ending December 31
2013	$1,924
2014	2,329
2015	1,734
2016	1,914
2017	1,401
Thereafter	11,135
Total minimum lease payments	20,437
Less: Imputed interest	(6,383)
Total finance lease liability	14,054
Less: Current portion of finance lease liability	(1,043)
Non-current portion of finance lease liability	$13,011

At December 31, 2012, $2,546,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,508,000 finance lease liability relates to the lease of the Corporation’s head office building.

17.	Convertible debenture

The convertible debenture relates to financing to Dantherm Power A/S by the non-controlling partner and is redeemable at the option of Dantherm Power A/S subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power A/S. The conversion price for convertible debenture notes entered into prior to January 1, 2012, of approximately DKK 9,120,000, is DKK 3.40 per share. Convertible debenture notes of approximately DKK 5,066,000 entered into since January 1, 2012 have a conversion price of DKK 0.14 per share. This conversion feature was determined to have a nominal value. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers (note 29). During 2012, an additional $862,000, of convertible debt financing was advanced to Dantherm Power A/S by a non-controlling partner. At December 31, 2012, the convertible debt outstanding was $2,924,000, which includes $417,000 of interest payable.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Employee future benefits:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Plan assets	$9,344	$-	$8,223	$-
Plan obligations	(14,652)	(853)	(13,329)	(580)
Employee future benefit plans deficit	$(5,308)	$(853)	$(5,106)	$(580)

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and the related costs, net of the present value of plan assets.

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2012. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2013.

The Corporation expects contributions of approximately $210,000 to be paid to its defined benefit plans in 2013. Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Movement in the present value of the defined benefit plan obligations:

	2012		2011
	Pension	Other	Pension	Other
	Plan	benefit plan	plan	benefit plan
Defined benefit plan obligations at January 1	$13,329	$580	$10,819	$491
Current service cost	-	20	-	6
Interest cost	565	31	587	25
Benefits paid	(318)	(60)	(251)	(44)
Benefits payable	46	-	48	-
Actuarial losses in other comprehensive income	1,030	282	2,126	102
Defined benefit plan obligations at December 31	$14,652	$853	$13,329	$580

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Employee future benefits (cont’d):

Movement in the present value of plan assets:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Fair value of plan assets at January 1	$8,223	$-	$8,360	$-
Expected return on plan assets	574	-	582	-
Employer’s contributions	360	60	210	44
Benefits paid	(318)	(60)	(252)	(44)
Actuarial (losses) gains in other comprehensive income	505	-	(677)	-
Fair value of plan assets at December 31	$9,344	$-	$8,223	$-

Pension plan assets comprise:

	2012	2011
Cash and cash equivalents	3%	3%
Equity securities	70%	70%
Debt securities	27%	27%
Total	100%	100%

Expense recognized in net income:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Current service cost	$-	$20	$-	$6
Interest on obligations	565	31	587	25
Expected (return) on plan assets	(574)	-	(582)	-
Benefits payable	47	-	48	-
Expense recognized in net income	38	51	53	31
Actuarial (gain) loss on plan assets and plan obligations
recognized in other comprehensive income	525	282	2,803	102
Total expense (income) recognized in net income and
other comprehensive income	$563	$333	$2,856	$133

The expense recognized in net income is recorded in Finance expense.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Employee future benefits (cont’d):

Expense (income) recognized in other comprehensive income:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Actuarial loss on defined benefit plan obligations	$1,030	$282	$2,126	$102
Expected return on plan assets	574	-	582	-
Actual (return) loss on plan assets	(1,126)	-	68	-
Plan expenses	47	-	27	-
Actuarial (gain) loss recognized in other comprehensive
income	$525	$282	$2,803	$102

Cumulative actuarial gains and losses recognized in other comprehensive income:

	2012		2011
	Pension	Other	Pension	Other
	Plan	benefit plan	plan	benefit plan
Cumulative amount at January 1	$2,823	$(30)	$20	$(132)
Recognized during the period	525	282	2,803	102
Cumulative amount at December 31	$3,348	$252	$2,823	$(30)

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31, 2012 and 2011 were as follows:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Discount rate	3.87%	3.02%	4.3%	4.3%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31, 2012 and 2011 were as follows:

	2012		2011
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Discount rate	4.3%	4.3%	5.5%	5.5%
Expected return on plan assets	7.0%	n/a	7.0%	n/a
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18.	Employee future benefits (cont’d):

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2012 and 2011 were as follows:

	2012	2011
Initial medical health care cost trend rate	8.0%	8.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2018	2017
Year that the dental rate reaches the rate it is assumed to remain at	2012	2011

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

19.	Equity:

(a)

Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series.

At December 31, 2012, 91,801,477 (2011 – 84,550,524) common shares are issued and outstanding.

(b)	Share option plan:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(b)	Share option plan (cont’d): As at December 31, 2012, options outstanding from the consolidated share option plan was as follows:

	Options for	Weighted average
Balance	common shares	exercise price
At January 1, 2011	6,682,589	$10.84
Options granted	1,874,369	1.99
Options exercised	(25,834)	1.27
Options forfeited	(260,016)	7.62
Options expired	(655,139)	46.52
At December 31, 2011	7,615,969	$5.54
Options granted	1,009,640	1.51
Options exercised	(13,501)	1.22
Options forfeited	(1,271,663)	5.33
Options expired	(435,394)	35.75
At December 31, 2012	6,905,051	$3.22

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2012:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise price	outstanding	(years)	price	exercisable	price
$0.81 – $1.96	2,621,207	4.8	$1.54	1,422,290	$1.57
$2.11 – $2.41	2,635,131	4.8	2.24	1,257,197	2.29
$3.12 – $5.11	533,034	2.2	4.81	533,034	4.81
$5.82 – $7.99	880,619	2.2	7.28	880,619	7.28
$10.00 – $14.76	235,060	0.5	14.07	235,060	14.07
	6,905,051	4.1	$3.22	4,328,200	$4.02

During 2012, compensation expense of $1,274,000 (2011 - $1,743,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $0.80 (2011 - $1.14) and vesting periods of three years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(b)	Share option plan (cont’d): The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2012	2011
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	62%	63%
Risk-free interest rate	2%	3%

(c)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2012, there were 873,441 (2011 – 440,268) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2012 and 2011 for shares distributed, and to be distributed, under the plan.

(d)	Deferred share units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2011 and December 31, 2011	290,797
DSUs granted	249,785
DSUs exercised	(90,337)
At December 31, 2012	450,245

During 2012, compensation expense of $176,000 was recorded in net income. No compensation expense was recorded against income during the year ended December 31, 2011.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Equity (cont’d):

(e)

Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 19 (c)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2012. During 2011, the Corporation repurchased 230,211 common shares through the trust for cash consideration of $327,000 for the purpose of funding future grants under the Market Purchase RSU Plan. As at December 31, 2012 the Corporation held 183,629 shares as treasury shares.

	RSUs for common shares
	Share	Market
Balance	Distribution Plan	Purchase Plan	Total RSUs
At January 1, 2011	851,970	1,059,098	1,911,068
RSUs granted	-	1,351,516	1,351,516
RSUs exercised	(660,522)	(371,626)	(1,032,148)
RSUs forfeited	(4,975)	(52,084)	(57,059)
At December 31, 2011	186,473	1,986,904	2,173,377
RSUs granted	1,352,784	245,897	1,598,681
RSUs exercised	(84,530)	(124,884)	(209,414)
RSUs forfeited	(122,044)	(602,893)	(724,937)
RSUs transferred	652,625	(652,625)	-
At December 31, 2012	1,985,308	852,399	2,837,707

In December 2012, 652,625 unvested RSUs previously granted under the Market Purchase Plan were cancelled and new RSUs were reissued from the Share Distribution Plan with identical terms.

The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2012, compensation expense of $1,296,000 (2011 - $870,000) was recorded against income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease. The facility has a lease term expiring in 2019, with renewal options after that date. Lease payments of $2,434,000 were expensed in 2012.

At December 31, 2012, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,520
1-3 years	5,327
4-5 years	5,499
Thereafter	8,228
Total minimum lease payments	$21,574

21.	Commitments and contingencies:

As of December 31, 2012, the Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of CDN$5,351,000. As of December 31, 2012, no royalties have been incurred for Phase 1. Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”), total royalties are payable to a maximum of CDN$38,329,000. As of December 31, 2012, a total of CDN $5,320,000 in royalty repayments have been made for Phase 2. The Corporation has made no Phase 2 royalty repayments in 2012 and 2011. On January 15, 2013, the Corporation reached a settlement agreement with TPC to terminate all existing and future potential royalties payable under the Utilities Development Program (Phase 2) in exchange for a final repayment of CDN $1,930,000 (note 29).

At December 31, 2012, the Corporation has outstanding commitments aggregating up to a maximum of $329,000 (2011 - $867,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $56,000 in Chrysalix (note 12).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

21.	Commitments and contingencies (cont’d):

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on deferred sales of such products for commercial transit application to a maximum of $2,211,000 (CDN$ 2,200,000). No royalties have been paid to date.

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”), which included an indemnification agreement (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7,388,000 (CDN $7,350,000) with a threshold amount of $503,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2012, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

22.	Personnel expenses:

Personnel expenses are included in cost of product and services revenues, research and product development expense, general and administrative expense, and sales and marketing expense.

	December 31,	December 31,
	2012	2011
Salaries and employee benefits	$45,836	$51,662
Share-based compensation (note 19)	2,582	2,377
	$48,418	$54,039

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2012	2011
Current tax expense
Current period income tax	$-	$-
Withholding tax	-	134
Adjustment for prior periods	-	-
Total current tax expense	$-	$134

Deferred tax expense
Origination and reversal of temporary differences	$14,967	$(8,044)
Adjustments for prior periods	2,146	(1,037)
Change in unrecognized deductible temporary differences	(17,113)	9,081
Total deferred tax expense	$-	$-

Total income tax expense	$-	$134

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2012	2011
Net loss before income taxes	$(43,409)	$(39,777)
Expected tax expense (recovery) at 25.0% (2011 – 26.5%)	$(10,852)	$(10,541)
Increase (reduction) in income taxes resulting from:
Non-deductible portion of capital gain (loss)	-	2,839
Non-deductible expenses (non-taxable income)	3,512	840
Expiry of losses and investment tax credits	27,539	-
Investment tax credits earned	(3,848)	(4,352)
Foreign tax rate differences	(6)	11
Change in unrecognized deductible temporary differences	(16,345)	11,337
Income taxes	$-	$134

(b)	Unrecognized deferred tax liabilities:

At December 31, 2012, the Corporation did not recognize any deferred tax liabilities resulting from taxable temporary differences for financial statement and income tax purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset:

At December 31, 2012, the Corporation did not have any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2012	2011
Scientific research expenditures	$57,285	$46,587
Investment in associated companies	18,364	17,965
Accrued warranty liabilities	30,359	31,370
Losses from operations carried forward	75,290	66,095
Capital losses carried forward	9,423	90,238
U.S. investment tax credits	626	835
Investment tax credits	22,451	17,984
Property, plant and equipment and intangible assets	206,860	197,744
	$420,658	$468,818

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

	2012	2011
Canadian scientific research expenditures	$57,285	$46,587
Canadian losses from operations	29,710	23,075
Canadian investment tax credits	22,451	17,984
German losses from operations for corporate tax purposes	241	227
U.S. federal losses from operations	13,543	13,287
U.S. state losses from operations	1,702	1,972
U.S. research and development and investment tax credits	626	825
U.S. capital losses	9,423	90,237
Denmark losses from operations	30,094	27,534

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2029 to 2032.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Income taxes (cont’d):

(c)	Unrecognized deferred tax assets (cont’d):

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2013 to 2032. The U.S. states losses from operations arising in California may be used to offset future state taxable income and may be carried forward for ten years. The U.S. federal and state research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2013 to 2031. The U.S. capital losses are available to reduce U.S. capital gains and expire in 2013.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2013	$121
2014	107
2016	96
2017	105
2019	2,643
2020	1,925
2021	1,814
2022	1,637
2029	4,763
2030	3,261
2031	3,032
2032	2,947
$22,451

24.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates and the Corporation’s key management personnel. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2012	2011
Trade receivables	$-	$-
Trade payables	$100	$260
Interest payable	$417	$141
Convertible debenture payable	$2,507	$1,592

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

24. Related party transactions (cont’d):

Transactions during the year with related parties:	2012	2011
Revenues	$-	$-
Purchases	$309	$744
Finance expense	$289	$151

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 19).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical and financial planning allowance.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

	2012	2011
Salaries and employee benefits	$2,412	$3,744
Post-employment retirement benefits	63	79
Termination benefits	-	425
Share-based compensation (note 19)	1,396	1,136
	$3,871	$5,384

25. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2012	2011
Compensatory shares	$427	$2,046
Shares issued for acquisition (note 6)	$7,493	$-
Assets acquired under finance lease	$-	$1,906

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26. Operating segments:

The Corporation’s business has three market segments:

  Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications; and engineering services for a variety of fuel cell applications;

  Contract Automotive: contract manufacturing services provided primarily for Daimler AG;

  Material Products (Discontinued Operation): carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

In 2012, the Corporation decided to dispose of its Material Products segment, which was subsequently sold on January 31, 2013 (note 29). As a result, the Material Products segment has been classified and accounted for as a discontinued operation (note 28) at December 31, 2012 and has not been included in the segment disclosures.

In 2011, the Corporation completed its manufacturing services contract for the supply of automotive fuel cell modules to Daimler AG. As a result, the Contract Automotive segment ceased to be an operating segment as of December 31, 2011.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly attributable to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development that are not attributable to individual segments, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26. Operating segments (cont’d):

	2012	2011
Total revenues
Fuel Cell Products	$43,690	$46,468
Contract Automotive	-	9,305
	$43,690	$55,773
Segment income (loss) for the year (1)
Fuel Cell Products	$850	$(1,475)
Contract Automotive	-	1,803
Total	850	328
Corporate amounts
Research and product development	(12,754)	(17,945)
General and administrative	(12,306)	(11,455)
Sales and marketing	(6,901)	(8,515)
Net finance loss	(1,659)	(1,197)
Gain (loss) on sale of property, plant and equipment	(69)	734
Impairment loss on property, plant and equipment	(570)	(1,727)
Impairment loss on goodwill	(10,000)	-
Loss before income tax and discontinued operations	$(43,409)	$(39,777)

(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

In 2012, revenues from the Fuel Cell Products segment included sales to two customers of $6,152,000 and $5,500,000, respectively, which exceeded 10% of total revenue.

In 2011, sales to a single customer of $18,119,000 exceeded 10% of total revenue, of which $9,899,000 were included in revenues from the Fuel Cell Products segment and $8,220,000 were included in revenues from the Contract Automotive segment.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2012	2011
Canada	$9,669	$9,300
U.S.	11,346	13,284
Germany	2,664	19,086
Denmark	1,716	2,631
Belgium	4,119	4,992
South Africa	6,887	-
Brazil	-	2,810
Other countries	7,289	3,670
	$43,690	$55,773

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Operating segments (cont’d):

Non-current assets by geographic area is as follows:

	December 31,	December 31,
Non-current assets	2012	2011
Canada	$63,935	$76,728
U.S.	251	8,635
Denmark	1,318	1,962
Germany	59	59
Mexico	686	-
	$66,249	$87,384

27.	Financial instruments:

(a) Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, long-term investments, accounts payable and accrued liabilities, and obligations under capital lease. The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The Corporation’s investments (note 12) are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy). The interest rates applied to the obligations under capital lease are not considered to be materially different from market rates, thus the carrying value of obligations under capital lease approximate fair value. The carrying value of short-term investments equal their fair values as they are classified as held for trading.

Fair value measurements recognized in the balance sheet must be categorized in accordance with the following levels:

(i) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii) Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);

(iii) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Financial instruments (cont’d):

(b)	Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of Canadian dollar denominated cash and cash equivalents and short-term investments.

2012
	5. Canadian dollar portfolio(1)	6. U.S. dollar portfolio	7. Other (1)	8. Total
Cash and cash equivalents	9. $5,419	10. $3,591	11. $760	12. $9,770
Short-term investments	13. 12,068	14. -	15. -	16. 12,068
Total cash, cash equivalents and short-term	17. $17,487	18. $3,591	19. $760	20. $21,838
investments

2011
	21. Canadian dollar portfolio(1)	22. U.S. dollar portfolio	23. Other (1)	24. Total
Cash and cash equivalents	25. $9,421	26. $10,284	27. $611	28. $20,316
Short-term investments	29. 25,878	30. -	31. -	32. 25,878
Total cash, cash equivalents and short-term	33. $35,299	34. $10,284	35. $611	36. $46,194
investments

(1) U.S. dollar equivalent

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported finance income and expenses and other income are as follows:

	37. 2012	38. 2011
Investment income	$249	$303
Other income	(11)	-
Pension costs	(29)	(37)
Foreign exchange loss	(178)	(71)
Finance income (loss) and other	$31	$195
Finance expense	$(1,690)	$(1,392)

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Financial instruments (cont’d):

(b)	Financial risk management (cont’d):

Foreign currency exchange rate risk (cont’d)

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2012, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $17,398,000.

The following exchange rates applied during the year ended December 31, 2012:

	$U.S. to $1.00 CDN	$CDN to $1.00 $U.S.
January 1, 2012 Opening rate	$ 0.983	$ 1.017
December 31, 2012 Closing rate	$ 1.005	$ 0.995
Fiscal 2012 Average rate	$ 1.001	$ 0.999

Based on cash, cash equivalents and short-term investments held at December 31, 2012, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $1,742,000 recorded against net income.

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Financial instruments (cont’d):

(b)	Financial risk management (cont’d):

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2012, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $55,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

28.	Assets held for sale and discontinued operations:

In 2012, the Corporation decided to dispose of its Material Products segment, which was subsequently sold on January 31, 2013 (note 29). Due to the Corporation’s commitment to the disposition of the segment as of December 31, 2012, the Material Products segment has been classified and accounted for as discontinued operations and the assets and liabilities of the Material Products segment have been classified as held for sale. Impairment losses of $1,815,000 and $500,000 relating to goodwill and property, plant and equipment, respectively, were recognized based on a fair value less costs to sell assessment, which compared the segment’s carrying value as of December 31, 2012 to the actual net proceeds received on disposition on January 31, 2013 (note 11).

Assets and liabilities classified as held for sale are comprised of the following:

		December 31,
		2012
Trade and other receivables		$2,367
Inventories		2,555
Prepaid expenses and other current assets		61
Property, plant and equipment		5,815
Assets classified as held for sale		$10,798

Trade and other payables		$1,398
Deferred revenue		25
Liabilities classified as held for sale		$1,423

Net earnings (loss) from discontinued operations is comprised of the following:

	2012	2011
Product and service revenues	$15,540	$20,236
Cost of product and service revenues	11,159	13,630
Gross margin	4,381	6,606

Total operating expenses	(2,053)	(2,602)
Impairment on property, plant and equipment	(500)	-
Impairment loss on goodwill	(1,815)	-
Earnings before income taxes	13	4,004
Income tax expense	(78)	(249)
Net earnings (loss) from discontinued operations	$(65)	$3,755

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2012, and 2011
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

28.	Assets held for sale and discontinued operations (cont’d):

Net cash flows from discontinued operations is as follows:

	2012	2011
Cash provided by (used in) operating activities	$2,303	$3,587
Cash used in investing activities	(476)	(282)
Cash used in financing activities	-	-
Cash and cash equivalents provided by (used in) discontinued
operations	$1,827	$3,305

29.	Subsequent events:

On January 15, 2013, a Canadian government agency agreed to terminate previous funding obligations that were repayable through potential royalties in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) (note 21) in exchange for a final repayment by the Corporation of CDN $1,930,000.

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for up to $12,000,000. Of this amount, $10,500,000 was paid to the Corporation in cash on closing, with the remainder payable dependent on the Material Products division achieving certain financial results in 2013. The Material Products division has been classified and accounted for as assets held for sale and discontinued operations (note 28) at December 31, 2012.

On February 18, 2013, the maturity date of the convertible debenture related to financing to Dantherm Power A/S by the non-controlling partner (note 17) was extended from December 31, 2013 to December 31, 2014.

CORPORATE INFORMATION

CORPORATE OFFICES	EXECUTIVE MANAGEMENT	BOARD OF DIRECTORS
Ballard Power Systems Inc.
Corporate Headquarters	John W. Sheridan	Ian A. Bourne
9000 Glenlyon Parkway	President & Chief	Corporate Director
Burnaby, BC Canada V5J 5J8	Executive Officer	Alberta, Canada
T: 604.454.0900
F: 604.412.4700	Tony Guglielmin	Douglas P. Hayhurst
	Vice President & Chief	Corporate Director
	Financial Officer	British Columbia, Canada

TRANSFER AGENT	Paul Cass	Edwin J. Kilroy
Computershare Trust	Vice President, Operations	Corporate Director
Company of Canada		Ontario, Canada
Shareholder Services Department	Christopher J. Guzy
510 Burrard Street	Vice President & Chief	John W. Sheridan
Vancouver, BC Canada V6C 3B9	Technical Officer	President & Chief Executive
T: 1.800.564.6253		Officer
F: 1.866.249.7775		Ballard Power Systems Inc.
	INDEPENDENT AUDITORS	British Columbia, Canada

STOCK LISTING	KPMG LLP	Carol M. Stephenson
Ballard’s common shares are	Vancouver, BC Canada	Corporate Director
listed on the Toronto Stock		Ontario, Canada
Exchange under the trading
symbol BLD and on the	LEGAL COUNSEL	David B. Sutcliffe
NASDAQ Global Market under		Corporate Director
the trading symbol BLDP.	Canada:	British Columbia, Canada
Stikeman Elliott, LLP
	Vancouver, BC Canada	Ian Sutcliffe
INVESTOR RELATIONS		Corporate Director
To obtain additional information,	United States:	Ontario, Canada
please contact:	Dorsey & Whitney LLP
Seattle, WA USA
Ballard Power Systems
Investor Relations	Intellectual Property:
9000 Glenlyon Parkway	Seed Intellectual Property
Burnaby, BC Canada V5J 5J8	Law Group, LLC
T: 604.412.3195	Seattle, WA USA
F: 604.412.3100
E: investors@ballard.com
W: www.ballard.com

www.ballard.com